Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share/Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Shares of Common Stock, without nominal (par) value(2)(3)	6,700,000,000	$0.1237/$828,901,617	$106,762

(1)	This filing fee is calculated and has been paid pursuant to Rule 457(r) of the Securities Act of 1933, as amended (the “Securities Act”), and relates to the registration statement on Form F-3 (File No. 333-172727) filed by Banco de Chile on March 10, 2011.
(2)	American depositary shares issuable upon deposit of the shares of our common stock registered hereby have been or will be registered under a separate registration statement on Form F-6, as amended from time to time. Each American depositary share represents 600 shares of the common stock of Banco de Chile.
(3)	Includes shares of common stock that are to be offered and sold outside the United States but that may be resold in the United States in transactions requiring registration under the Securities Act.

Filed Pursuant to Rule 424(b)(7)
Registration No. 333-172727

PROSPECTUS SUPPLEMENT

(To base prospectus dated March 10, 2011)

6,700,000,000 Shares

Banco de Chile

Common Stock in the Form of Shares or American Depositary Shares

The selling shareholder named in this prospectus supplement (the “Selling Shareholder”) is offering 6,700,000,000 shares of our common stock (“shares”). This prospectus supplement relates to an offering by the international underwriters named herein of 1,809,000,000 shares in the form of American Depositary Shares (“ADSs”) in the United States and elsewhere outside Chile and an offering by the Chilean placement agents named herein of 4,891,000,000 shares in Chile. Each ADS represents 600 shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

All of the shares will be sold by the Selling Shareholder in one block through a book auction on the Santiago Stock Exchange in a process known as subasta de un libro de órdenes, in compliance with Chilean law and the rules of the Santiago Stock Exchange. All orders of shares made by prospective purchasers, including by the international underwriters for purposes of the international offering, must be placed through an authorized Chilean broker under Chilean law. The shares awarded to the international underwriters in the subasta de un libro de órdenes will be eligible for deposit in our ADR facility, subject to the terms of our deposit agreement dated as of November 27, 2001, as amended (the “Deposit Agreement”). See “Underwriting (Conflicts of Interest).”

The ADSs are listed on the New York Stock Exchange under the symbol “BCH” and the London Stock Exchange under the symbol “BODD.” Our shares are listed on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange under the symbol “CHILE”. On January 28, 2014, the last reported closing price of the ADSs on the New York Stock Exchange was US$74.95 per ADS and the last reported closing price of the shares on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange was Ch$68.32 per share.

Investing in shares involves risks that are described in “Risk Factors” beginning on page 8 of our annual report on Form 20-F for the year ended December 31, 2012 (our “2012 Annual Report”), which is incorporated by reference into this prospectus supplement.

	Price to public		Underwriting discounts and commissions		Net proceeds to Selling Shareholder
Per ADS	U.S.$	74.23	U.S.$	1.41	U.S.$	72.82
Per share	U.S.$	0.1237	U.S.$	0.0023	U.S.$	0.121
Total	U.S.$	828,901,617	U.S.$	15,749,131	U.S.$	813,152,486

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the shares or ADSs or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The shares and ADSs are expected to be ready for delivery on or about January 31, 2014, which is T+2.

The date of this prospectus supplement is January 28, 2014.

Sole Global Coordinator and Joint Bookrunner

Citigroup

Joint Bookrunners

BofA Merrill Lynch	Deutsche Bank Securities	BTG Pactual

Prospectus Supplement

Prospectus

PRESENTATION OF INFORMATION

As used in this prospectus supplement, unless the context otherwise requires, the references to “we,” “us,” the “Bank” or the “Company” are to Banco de Chile and its consolidated subsidiaries. All references to “Chile” are references to the Republic of Chile.

We prepare our audited consolidated financial statements in Chilean pesos and in accordance with International Financial Reporting Standards in effect from time to time as issued by the International Accounting Standards Board (“IFRS”). Unless otherwise specified, all financial information herein is in IFRS.

In this prospectus supplement, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(u) to our audited consolidated financial statements in our 2012 Annual Report), and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2012 one UF equaled Ch$22,840.75 and as of September 30, 2013 one UF equaled Ch$23,091.03.

This prospectus supplement contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements as of and for the year ended December 31, 2012 or our unaudited consolidated financial statements as of and for the nine months ended September 30, 2012 and September 30, 2013 (our “Unaudited Consolidated Financial Statements”) or could be converted into U.S. dollars at the rates indicated. Until November 30, 2011, we applied the observed exchange rate reported by the Banco Central de Chile (the “Central Bank”) in order to translate our financial statements from Chilean pesos to U.S. dollars. However, beginning December 1, 2011, we adopted the exchange rate of accounting representation, or spot exchange rate, for such matters. Thus, unless otherwise indicated, the U.S. dollar amounts presented herein have been translated from Chilean pesos based on the exchange rate of accounting representation on December 31, 2012 or September 30, 2013, each as determined by our Treasury and Money Market Operations segment, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. The exchange rate of accounting representation on December 31, 2012 was Ch$479.47 = US$1.00 and on September 30, 2013 was Ch$504.67 = US$1.00. The exchange rate of accounting representation on January 28, 2014 was Ch$545.90 = US$1.00.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this prospectus supplement to total loans are to loans to customers before deducting allowances for loan losses, and they do not include loans to banks or contingent loans. In addition, all market share data and financial indicators for the Chilean banking system as compared to our financial information presented in or incorporated by reference into this prospectus supplement are based on information published periodically by the Superintendencia de Bancos e Instituciones Financieras (Superintendency of Banks and Financial Institutions, or “SBIF”), which is published under Chilean GAAP and prepared on a consolidated basis. All references to total past-due loans are to loan installments that are 90 or more days overdue and the remaining outstanding balance of such loan (principal and interest). See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance” in our 2012 Annual Report.

According to Chilean regulations, regulatory capital (“Regulatory Capital”) consists of:

•	basic capital, which is composed of our paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches (“Basic Capital”); and

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•

supplementary capital, which is composed of the following: (i) our subordinated bonds, considered at issue price (reduced by 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of our Basic Capital; plus (ii) our voluntary allowances for loan losses (up to 1.25% of risk-weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation); minus (iii) our goodwill and unconsolidated investments in companies.

Certain figures included in this prospectus supplement and in our audited consolidated financial statements as of and for the year ended December 31, 2012 have been rounded for ease of presentation. Percentage figures included in this prospectus supplement have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus supplement may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2012. Certain other amounts that appear in this prospectus supplement may similarly not sum due to rounding.

Inflation figures are those reported by the Chilean National Statistics Institute, unless otherwise stated herein or required by the context.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual results may differ materially from our expectations. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those related to anticipated trends, competition and regulation;

•	statements about market risks, including interest rate risk and foreign exchange risk;

•	statements about our future economic performance or that of Chile or other countries in which we operate; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “aims,” “seeks,” “expect,” “intend,” “target,” “objective,” “estimate,” “project,” “potential,” “predict,” “forecast,” “guideline,” “could,” “may,” “will,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements may relate to (i) our asset growth and financing plans, (ii) trends affecting our financial condition or results of operations and (iii) the impact of competition and regulations, but are not limited to such topics. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those described in forward-looking statements as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors not currently expected by us could significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business, political or other conditions in Chile, or changes in general economic or business conditions in Latin America or the United States;

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•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	increased costs;

•	increased competition and changes in competition or pricing environments, including the effect of new technological developments;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	natural disasters;

•	the effect of tax laws on our business; and

•	the factors discussed under “Risk Factors” beginning on page 8 of our 2012 Annual Report.

You should not place undue reliance on forward-looking statements, which speak only as of the date that they were made. This cautionary statement should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to publicly release any revisions to such forward-looking statements after the filing of this prospectus supplement to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

ABOUT THIS PROSPECTUS

This prospectus is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and adds to and updates information contained in the base prospectus as well as the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information about us and the securities we may offer from time to time, some of which does not apply to the shares offered in this prospectus supplement. To the extent any inconsistency or conflict exists between the information included in this prospectus supplement and the information included in the base prospectus, the information included or incorporated by reference in this prospectus supplement updates and supersedes the information in the base prospectus. This prospectus supplement incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus supplement.

It is important for you to read and consider all information contained in or incorporated by reference into this prospectus supplement or the base prospectus, or any other offering materials, as well as any free writing prospectus provided in connection with the Offering, before making your investment decision. You should not assume that the information in these documents is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a security. You should also read and consider the information contained in the documents identified under the heading “Where You Can Find More Information.” You should rely only on the information provided in or incorporated by reference in this prospectus supplement, the base prospectus, or any other offering materials or documents to which we otherwise refer you. None of us, the Selling Shareholder or the international underwriters named herein have authorized anyone to provide you with different information. We are not making an offer of any securities in any jurisdiction where the offer is not permitted.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are a bank organized under the laws of Chile. Most of our directors and executive officers reside outside the United States (principally in Chile) and all or a substantial portion of our assets and the assets of these individuals are located outside the United States. As a result, it may be difficult for you to:

•	effect service of process outside Chile upon us or such persons; or

•	bring an original action against us or our directors and executive officers in the United States or Chile to enforce liabilities based upon the federal securities laws of the United States.

No treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments. Chilean courts would enforce judgments rendered by U.S. courts by virtue of the legal principles of reciprocity and comity, subject to review in Chile of any such U.S. judgment in order to ascertain whether certain basic principles of due process and Chilean public policy have been respected, without retrial or review of the merits of the subject matter. If a U.S. court grants a final judgment, enforceability of this judgment in Chile will be subject to obtaining the relevant exequatur (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law in force at that time and satisfying certain legal requirements. It may also be difficult for you to enforce in Chilean courts judgments obtained in U.S. courts against us or our directors and executive officers or other persons named in the registration statement of which this prospectus supplement is a part based on civil liability provisions of the federal securities laws of the United States. If a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to obtaining the relevant exequatur according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain legal requirements. The most important of these legal requirements are:

•	the existence of reciprocity, absent which the foreign judgment may not be enforced in Chile;

•	the absence of any conflict between the foreign judgment and Chilean law (excluding for this purpose the laws of civil procedure) and public policy;

•	the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances;

•	the observance of all applicable laws to serve process on the defendant and protect the defendant’s right to defense; and

•	the absence of any further means for appeal or review of the judgment in the jurisdiction where judgment was rendered.

In general, the enforceability in Chile of final judgments of U.S. courts does not require retrial in Chile. However, there is doubt as to the enforceability, in original actions in Chilean courts, of liabilities predicated solely on the federal securities laws of the United States and as to the enforceability in Chilean courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, foreign judgments cannot be enforced in any way against properties located in Chile, which, as a matter of Chilean law, are subject exclusively to Chilean law and to the jurisdiction of Chilean courts.

WHERE YOU CAN FIND MORE INFORMATION

We are an SEC registrant subject to the information requirements of the Exchange Act, and accordingly, file with, or furnish to, the SEC certain reports and other information. As a foreign private issuer, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Chile, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C.

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20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Such documents are also available to the public from the SEC’s website at www.sec.gov. We are a Chilean issuer of securities registered with the SBIF. Our shares are traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaiso Stock Exchange (collectively, the “Chilean Stock Exchanges”) under the symbol “CHILE”. Accordingly, we are required to file quarterly and annual reports (with financial information under Chilean GAAP) and issue hechos esenciales or relevantes (notices of essential or material events) to the SBIF and provide copies of such reports and notices to the Chilean Stock Exchanges. Also, we are required to file monthly unaudited financial statements (without notes and under Chilean GAAP) with the SBIF. All such reports are in Spanish and in Chilean GAAP and available at http://www.bancochile.cl and http://www.sbif.cl. The information contained on or linked from our website or the SBIF website is not incorporated by reference into this prospectus supplement or the base prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with or furnish to it into this prospectus supplement, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC may automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future annual reports on Form 20-F filed with the SEC pursuant to the Exchange Act, until we complete the offering described herein:

•	our 2012 Annual Report; and

•	our Current Reports on Form 6-K furnished to the SEC on January 14, 2014 and January 14, 2014.

All annual reports we file with the SEC pursuant to the Exchange Act on Form 20-F after the date of this prospectus supplement and prior to the termination of the offering described herein shall be deemed to be incorporated by reference into this prospectus supplement and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently furnished to the SEC by identifying in such Form that it is being incorporated by reference into this prospectus supplement.

You may request, orally or in writing, a copy of any filings referred to above, excluding exhibits, other than those specifically incorporated by reference into the documents you request, at no cost, by contacting us at the following address: Banco de Chile, Attention: Investor Relations, at Paseo Ahumada 251, Santiago, Chile, telephone: +56 (2) 2653-3554.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail elsewhere in this prospectus supplement or the base prospectus, including the documents incorporated by reference. You should read carefully the entire prospectus supplement, the base prospectus and the documents incorporated by reference before making an investment decision.

Our Company

We were founded in 1893, and we have been, for much of our recent history, among the largest and most profitable Chilean banks in terms of return on assets and equity in Chile. We are engaged primarily in commercial banking in Chile, providing traditional banking services to our diversified customer base that includes corporations and individuals.

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market.

According to information published by the SBIF, as of September 30, 2013, excluding operations of subsidiaries abroad, we were the largest bank in Chile in terms of total loans with a market share of 19.3%, the largest provider of commercial loans in Chile with a market share of 19.6%, the largest bank in Chile in terms of current accounts and demand deposits with a 24.2% market share, the second-largest provider of consumer loans in Chile with a market share of 21.5% and the second-largest non-governmental bank in Chile in terms of residential mortgage loans with a market share of 17.4%. Also, according to the SBIF, including operations of subsidiaries abroad, as of September 30, 2013, we were the largest bank in Chile in terms of net income with a market share of 29.5% and the largest bank in Chile in terms of current account balances held by individuals with a market share of 32.5%. Similarly, according to the Chilean Association of Mutual Funds, as of September 30, 2013, we were the largest provider of mutual funds management services in Chile with a market share of 21.6%.

As of September 30, 2013 we had:

•	total assets of Ch$25,261,423 million (approximately U.S.$50,055 million);

•	total loans (allowances for loan losses not deducted) of Ch$20,423,462 million (approximately U.S.$40,469 million);

•	total deposits of Ch$16,260,582 million (approximately U.S.$32,220 million) of which Ch$5,927,692 million (approximately U.S.$11,746 million) corresponds to current account and demand deposits; and

•	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$2,691,149 million (approximately U.S.$5,332 million).

We provide our retail customers with credit cards, residential mortgage loans, consumer loans and commercial loans, as well as traditional deposit services, such as current accounts, demand deposits, savings accounts and time deposits. Our banking services for wholesale customers are composed of commercial loans (including factoring and leasing), foreign exchange, capital markets services, cash management and non-lending services, such as payroll and payment services, as well as a wide range of treasury, financial advisory and risk management products.

Our strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile in 2008, enabled us to broaden the scope of financial services that we offer to our customers through the addition of global financial services and other benefits. As a result of this partnership, we entered into a global connectivity agreement (the “Global Connectivity Agreement”), which has supported the creation of (i) an international personal banking area, responsible for optimizing the access to financial services outside of Chile to our local retail customers, (ii) a global transactional services area, responsible for executing local and international cash management services, as well as custody and foreign trade assistance for our wholesale business segment, and (iii) an enhanced investment banking area, responsible for providing financial advisory services and access to global capital markets to our Chilean corporate customers.

In addition to our traditional banking operations, through our subsidiaries and affiliates we offer a variety of non-banking financial services including securities brokerage, mutual fund management, investment banking services, insurance brokerage, securitization, collection and sales services.

We are headquartered in Santiago, Chile, and as of September 30, 2013 had approximately 14,723 employees and delivered financial products and services through a nationwide distribution network of 423 branches, and 1,859 ATMs, which are part of an ATM network operated by Redbanc S.A. (a company owned by us and 10 other private sector financial institutions) that comprises more than 6,767 ATMs.

Our Business Structure

For management purposes, we organize our business operations in four business segments through which we provide a full range of financial services to different customers. These business segments consist of: (i) retail banking, (ii) wholesale banking, (iii) treasury and money market operations, and (iv) operations through subsidiaries, as showing in the following chart:

Retail Banking

Our retail banking segment serves the financial needs of individuals and small and medium-sized companies through our branch network. As of September 30, 2013, we had 278 branches that operate under our “Banco de Chile” and “Banco Edwards|Citi” brand names and 145 branches that operate within the “Banco CrediChile” network. As of September 30, 2013, loans granted to our retail banking segment amounted to Ch$10,204,471 million and represented 50.0% of our total loans as of the same date.

We serve the retail segment through two different and specialized divisions:

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The Commercial Division (Individuals and SME Banking Business) provides financial services to individuals with monthly incomes over Ch$500,000 and to small and medium-sized companies with annual sales of up to approximately Ch$1,600 million under the brand names “Banco de Chile” and “Banco Edwards|Citi.” The division offers a variety of financial services to individuals and small and medium-sized companies, such as current accounts, automatic bill payment, debit and credit cards, credit lines, housing loans, consumer loans, commercial loans, mortgage loans, leasing, factoring, support in foreign trade, payments and collections services, insurance brokerage (including life, home and vehicle insurance), savings instruments, mutual funds, stock brokerage and foreign currency services. As of September 30, 2013, this division served 869,254 individual customers and 73,903 small and medium-sized Chilean companies while the loans originated by the division represented 46.1% of our total loans.

•

The Consumer Finance Division provides loans and other financial services to micro businesses and the lower and middle-income segments of the Chilean population whose monthly incomes fluctuate between Ch$170,000 and Ch$500,000 under the “Banco CrediChile” brand name. Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 145 branches as of September 30, 2013. This division focuses on developing and marketing innovative and customized products targeted to satisfy the needs of its customers while introducing them to the banking system. As of September 30, 2013, Banco CrediChile had approximately 884,568 customers and total loans that amounted to Ch$787,327 million, which represented 3.9% of our total loans.

Wholesale Banking

Our wholesale banking segment serves the needs of large companies and corporations. This business segment offers its customers a wide range of products that include current accounts, lines of credit, foreign trade and currency transactions, credit cards, short- and long-term financing, working capital loans, mortgage loans, leasing, syndicated loans, factoring, investment banking services through our subsidiary Banchile Asesoría Financiera S.A. (such as underwriting of public and private securities, debt restructuring and advisory in mergers and acquisitions), cash and investment management, forward contracts to hedge currency risk, insurance brokerage, payment and collection services and access to international funds transfer networks. As of September 30, 2013, loans granted by this business segment amounted to Ch$10,203,415 million and represented 50.0% of our total loan portfolio.

In conjunction with our strategy of identifying and differentiating market segments in order to provide improved value offerings for specific customers, we have defined two divisions within the wholesale segment:

•

The Corporate Division (Corporate Banking Business) provides services to corporations whose annual sales exceed approximately Ch$70,000 million. The division’s customers consist of a large proportion of Chile’s publicly-traded companies, subsidiaries of multinational corporations operating in Chile and conglomerates (including those that operate in the financial, commercial, manufacturing and infrastructure sectors) as well as projects and concessions. As of September 30, 2013, out of a total of 5,068 customers in our Corporate Division, we had 787 corporations as borrowers with loans of Ch$4,210,936 million, which represented 20.6% of our total loan portfolio.

•

The Large Companies and Real Estate Division provides a broad range of financial products and services to companies with annual sales that range from approximately Ch$1,600 million to approximately Ch$70,000 million. Customers served by this division are those related to the commercial, manufacturing, agricultural, forestry, fishing, infrastructure and real estate sectors. As of September 30, 2013, out of a total of 18,406 customers in our Large Companies and Real Estate Division, we had 9,239 large companies as debtors with loans of Ch$5,992,479 million, which represented 29.4% of our total loans.

Treasury and Money Market Operations

Our treasury and money market operations segment provides a wide range of financial services to our customers, including currency intermediation, forward contracts, interest rate swaps, repurchase agreements and investment products based on bonds, mortgage finance bonds and deposits. In addition, this segment is focused on managing our currency, interest rate and maturity gaps, ensuring adequate liquidity levels, managing our investment portfolio and trading fixed-income instruments, currencies and derivatives.

This segment is also responsible for the issuance of short- and long-term bonds and the issuance of long-term bonds (including subordinated bonds), as well as for monitoring our compliance with regulatory deposit limits, technical reserves and security margins defined by Chilean regulations, as well as internal risk limits for interest rate, currency and investment gaps.

During 2013 we completed four long-term debt placements in Switzerland for a total amount of CHF775 million (approximately US$868 million) and established the MTN Program, as defined below. Under the MTN Program, we have recently issued medium term notes for HKD 699 million (approximately US$90 million) in Hong Kong and two series of medium term notes for a total amount of JP¥ 16,900,000,000 (approximately US$172 million) in Japan. See “—Recent Developments—Debt Issuances.”

Operations Through Subsidiaries

We have made several strategic long-term investments in financial services companies which complement our banking activities. As a result, we have become a full financial corporation capable of meeting the diverse financial needs of our customers. Through our subsidiaries Banchile Administradora General de Fondos S.A., Banchile Asesoría Financiera S.A., Banchile Corredores de Seguros Ltda., Banchile Corredores de Bolsa S.A., Banchile Securitizadora S.A., Socofin S.A., Promarket S.A. and Banchile Trade Services Limited (Hong Kong), we offer, among others, the following services: mutual and investment fund management services, financial advisory services, insurance brokerage services, securities brokerage services, securitization services, credits pre-evaluation services, collection services and trade services.

In the third quarter of 2013, our former factoring subsidiary was merged into the Bank. This decision was made in light of the synergies that could arise from joint operations, in accordance with our continuous focus on productivity and operating efficiency.

The following chart shows our corporate structure and our percentage ownership of our subsidiaries.

Our Competitive Strengths

Building on our knowledge of the Chilean financial market, we have historically been able to develop significant competitive advantages based on our strong brand recognition, our widespread branch network, the diversity and relative size of our customer base, our highly competitive funding structure, the superior asset quality of our loan portfolio as compared to our peers in Chile, an attractive risk-return relationship and our market leadership in a diverse range of financial products and services.

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for 120 years under the “Banco de Chile” brand name. In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards|Citi”, “Banco CrediChile” and “Banchile” brand names. We believe our long-standing history in the Chilean market is recognized by our customers and the general public, who associate us with quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. According to market research conducted by Adimark GFK (part of the GFK Group), during 2013 we remained the most recognized brand among financial institutions operating in Chile. Also, in 2013, Merco (a corporate reputation monitor headquartered in Spain) ranked Banco de Chile as the market leader in corporate reputation for all companies operating in Chile. In addition, research conducted by Millward Brown Optimor (a marketing consultancy focused on brands, media and communications that is part of Kantar Group) ranked Banco de Chile as the second most valuable brand in Chile and the most valuable in the Chilean banking industry. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

Additionally, we believe that our merger with Citibank Chile reinforced our corporate image as a leading financial institution within Chile and allowed us to gain recognition among customers and investors all over the world.

We also believe that our strong corporate image is further strengthened by our commitment to social responsibility, which includes supporting the Teleton Foundation (a non-governmental organization dedicated to assisting and treating Chilean children), our partnership with institutions dedicated to improving the quality of Chilean education, our participation in campaigns intended to improve the quality of life of needy people, our commitment to the development of sports in Chile by supporting the national soccer team and tennis players and our environmental pledge that has led us to implement policies to conserve energy and forestry resources, as well as other initiatives intended to strengthen our role in, and contribution to Chilean society.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of September 30, 2013
	Market Share	Market Position
Total Loans(1)	19.3%	1	st
Commercial Loans(1)	19.6%	1	st
Total Demand Deposits and Current Account Balances(1)	24.2%	1	st
Current Accounts Balances held by Individuals	32.5%	1	st
Mutual Funds (Assets Under Management)	21.6%	1	st
Net Fees and Commissions Income	22.7%	1	st
Net Income for the Period	29.5%	1	st

Source: SBIF and Chilean Association of Mutual Funds.

(1)	Excluding operations of subsidiaries of Chilean banks abroad.

We have traditionally had a strong presence in the wholesale segment with long-term relationships with major local and multinational companies that operate in Chile. We have been able to maintain this leading position by continuously improving our products and services and supplementing them with comprehensive and tailored service models that allow us to successfully serve our customers’ needs. We have also added value to our service offerings by including treasury products for hedging purposes, together with investment banking, insurance brokerage and other specialized financial services through our subsidiaries.

In addition, in the recent years we have been focused on further penetrating the retail banking business through diverse value offerings intended to cover all of the populations and enterprises we target. Therefore, in recent years we have prioritized growing our residential mortgage portfolio and expanding our presence in transactional services such as credit cards, current accounts and sight accounts, as we believe they are effective means to build long-term relationships and customer loyalty and to increase cross-selling opportunities. As a result, through our Commercial Division (Individual and SME Banking), we lead the market in services offered to high-income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through one of our subsidiaries. Also, our Consumer Finance Division (Banco CrediChile) has become one of the largest providers of consumer loans among the Chilean banks’ consumer divisions, based on comprehensive service offerings for low- and middle-income individuals. This has been recently supplemented by the implementation of business solutions for low-scale entrepreneurs and individual customers in periphery districts. This broad variety of services has also enabled us to lead the Chilean market in terms of income from fees and commissions.

We believe our financial strength, prestige and brand recognition among Chilean customers have allowed us to become the market leader in terms of current account balances within the Chilean financial system, especially among individuals, who have demonstrated their preference for our services. Our position was further consolidated in the financial downturn in 2009, when we benefited from a “flight-to-quality” effect as investors were seeking a reliable institution to keep their funds.

Robust Customer Base and Nationwide Distribution Network

We believe that we have one of the largest customer bases among financial institutions in Chile. We have prioritized expanding this customer base by implementing attractive and tailored value offerings, based on continuously improving segmentation. As a result, over the last three years (2010 to 2013), our customer base has expanded at a compound average growth rate (“CAGR”) of 6.7%. In line with our strategic priorities and the characteristics of the markets we target, our retail banking customer base (individuals and SMEs) has expanded at a CAGR of 6.8% over the last three years and our wholesale banking customer base has grown at a CAGR of 4.5% over the last three years. As of September 30, 2013, we had approximately 1,851,000 customers, including approximately 1,142,000 borrowers, approximately 691,000 current accounts holders, approximately 195,000 time deposits, approximately 384,000 saving account holders and approximately 1,435,000 credit card holders.

We believe that our robust customer base is both an essential driver of our business and a valuable asset that enables us to cross-sell our products and services.

In order to better serve our customers, we are present in all regions of Chile and strive to be accessible to every Chilean customer through our broad branch network as well as non-physical contact channels. As of September 30, 2013, we had a nationwide branch network of 423 branches, the second largest in Chile among non-governmental banks, according to information published by the SBIF. This network is composed of 238 branches under our “Banco de Chile” brand name, 40 branches under our “Banco Edwards|Citi” brand name and 145 branches under our “Banco CrediChile” brand name. We believe that our broad branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

In addition, to improve our customer service, we are constantly reviewing the appearance and layout of our branches. We aim to turn each of our branches into a business generating unit. As a result, we have revised and redesigned our service models in most of our credit-lending units in order to maximize branch profitability and enable our on-site account executives to focus on serving customers and developing new businesses rather than focusing on administrative tasks, which have been mostly transferred to back-office staff.

We have also enhanced our branch network with non-physical remote channels, such as ATMs and internet-based online platforms. As of September 30, 2013, we had 1,859 ATMs throughout Chile. In 2012 we successfully launched our mobile banking application for tablets and smartphones, which was the highest ranked mobile application in the Chilean banking industry, according to a survey conducted by TBI Unit (a business intelligence company headquartered in Argentina).

Diversified Value Offering of Financial Products and Services

In response to the diverse needs of our customers, we have become a full-service financial group that operates under a multi-brand approach, offering a wide range of traditional banking products and services to our customers that are supplemented by specialized financial services provided by our subsidiaries, including:

•	securities brokerage,

•	mutual funds management,

•	securitization,

•	financial advisory,

•	insurance brokerage,

•	collection services, and

•	credit-assessment services.

In addition, our strategic alliance with Citigroup Inc. and our Global Connectivity Agreement have allowed us to broaden our service offerings by adding a comprehensive portfolio of international financial services that previously we could only partially provide.

All of the above is supplemented by tailored service models based on the needs of consumers across all of our markets.

Competitive Funding Structure

We believe that we have a cost-effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the SBIF, as of September 30, 2013, we held 32.5% of individuals’ current account balances, which was the market-leading position among Chilean banks. As of that same date, the total balance of our non-interest bearing current accounts and demand deposits represented 23.5% of our total funding structure, as compared to the 16.5% reported by the Chilean financial system as a whole, excluding Banco de Chile.

We believe that our funding structure provides us with a cost advantage over our competitors (which use a higher proportion of interest bearing liabilities), as current accounts and demand deposits are the cheapest funding source available in Chile, since they are non-interest bearing liabilities. Also, due to our high international credit rating we have one of the lowest costs of funding from liabilities associated with interest-bearing deposits.

Furthermore, we are constantly striving to diversify our funding in order to maintain a competitive cost of funding and improve our liquidity. In those efforts, during 2013 we completed four long-term debt placements in Switzerland for a total amount of CHF775 million (approximately US$868 million) and established a US$2 billion medium term notes program (the “MTN Program”). Under the MTN Program, we have recently issued medium term notes for HKD 699 million (approximately US$90 million) in Hong Kong, and two series of medium terms notes for a total amount of JP¥ 16,900,000,000 (approximately US$172 million) in Japan. See “—Recent Developments—Debt Issuances.”

Superior Asset Quality

We are one of the Chilean financial institutions with the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well-known prudent risk management approach and our accurate credit risk models that are constantly improving and have enabled us to maintain relatively low levels of total past-due loans and high coverage indicators over the last few years. According to the SBIF, as of September 30, 2013, we had a delinquency ratio (total past-due loans as a percentage of total loans) of 1.1%, which is well below the delinquency ratio of 2.3% reported by the Chilean financial system, excluding Banco de Chile, as of the same date. Additionally, we maintain the highest coverage ratio (the ratio of allowances for loan losses to total past-due loans) in the Chilean financial system, which as of September 30, 2013 was equal to 2.0 times, as compared to 1.1 times for the Chilean financial system as a whole, excluding Banco de Chile, as of the same date.

Our Business Strategy

Purpose

‘We are a company that contributes to the economic development of the country by offering attractive financial solutions to individuals and enterprises.’

Mission

‘We are a leading and globally-connected corporation with a prestigious business tradition. We provide excellent financial services to each type of customer by offering creative, fast and effective solutions for each segment, and ensuring that we add value for our customers, shareholders, employees and community as a whole.’

To accomplish this mission, we believe it is essential to attain industry leadership in all businesses and financial areas in which we operate, namely, profitability, efficiency, business scale, customer base, human resources development and corporate social responsibility.

This mission also requires initiatives to achieve comprehensive excellence in management, with customer satisfaction as our major goal. We use high industry standards in information technology, business models and quality, all of which is summarized by the value creation cycle below:

Vision

‘We aspire to be, in all things we do, the best bank for our customers, the best place to work and the best investment for our shareholders. In order to accomplish this vision, we are committed to the development of our employees and the community as a whole.’

Throughout our history, we have aspired to be the leading bank in the Chilean financial system. This vision involves and commits us to all of the diverse stakeholders related to our business, namely, customers, employees, investors and the community. Our vision is shared and internalized by all areas across the corporation, senior management and the board of directors and constitutes the basis for our strategic objectives.

Among the main stakeholders that we strive to satisfy are:

Our Customers

•	Our aim is to gain substantial knowledge of our customers in order to align our value offerings to their needs, requirements and aspirations in order to build long-term relationships.

•

In addition, our brand recognition, corporate reputation and market leadership within the local financial industry represent important competitive advantages that we must capitalize on, preserve and improve by providing all of our customers with innovative and tailored value offerings.

Our Employees

•	Our human resources are one of our core competitive advantages, given our team’s commitment, dedication and distinctive identity within the local financial system.

•

We also believe that promoting a better work environment is key for providing exceptional customer service. For this reason, we focus on creating effective communication channels and developing a meritocratic culture by rewarding our employees’ talents and achievements.

Our Community

•

We believe that our business actions and financial performance depend on our community involvement. As a result, we strive to continuously reinforce our commitment to the community by carrying out diverse social impact initiatives and providing contributions and solutions in challenging circumstances.

•

We are committed to entrepreneurship, the integration of disabled people, high-quality education, overcoming poverty, the integration of elderly people, transparency and relationship-building strategies with our suppliers, as well as environmental protection.

Our Shareholders

•	We maintain our shareholders’ trust by engaging in projects and businesses intended to maximize the company’s long-term value, while being prudent with regards to business-related risks.

•

Also, through commercial strategies that combine enhanced service quality and higher returns, we have been able to add significant value to our shareholders. This approach—which we expect to maintain—distinguishes us within the Chilean financial system.

Strategic Priorities

Our long-term strategy is to maintain profitable growth enhancing our position as a leading financial institution in Chile by providing a broad range of financial products and services to corporations and individuals nationwide. As part of this strategy, we have developed a multi-brand approach to target different market segments. We intend to leverage our strongly positioned brand names “Banco de Chile”, “Banco Edwards|Citi” and “Banco CrediChile” in traditional banking, which are supplemented by specialized financial services (such as securities brokerage services, mutual funds management, securitization services, financial advisory services and insurance brokerage services) provided by our subsidiaries that operate under the “Banchile” brand name.

Since the performance of our business depends on many factors, we cannot assure you that we will be able to implement our strategies successfully or that we will be able to reach our strategic goals. For a discussion of certain risks applicable to our operations, industry and country we operate in, see “Risk Factors” in our 2012 Annual Report.

Our business model is focused on those lines of business that add significant economic value to our shareholders, have appropriate levels of risk and allow us to strengthen long-term relationships with our customers. We seek sustained growth, particularly in higher-margin segments and business areas that show strong growth potential. Accordingly, in recent years we have reoriented our business focus towards the retail, large companies and treasury segments, in which we aim to achieve the same prominent position that we have obtained in the corporate segment. Thus, we strive to:

Lead the Retail Banking Business

In our retail banking segment, our aim is to lead the market by creating differentiated and comprehensive value offerings based on a deep and continuously improving segmentation that permits us to engage in profitable and high-growth potential business opportunities. Thus, we expect to expand our business and customer base by developing tailored service models, enlarging our branch network, enhancing our presence in the small and medium companies market and reinforcing certain lending products that should enable us to consolidate long-term relationships with our upper and middle-income individual customers, especially through payment channels usage (such as credit cards), installment loans and residential mortgage loans. Similarly, we aspire to target lower-income individuals and microenterprises by promoting payroll-deduction lending and attracting customers previously unattached to any bank through a basic array of services, as well as providing commercial credit.

To support this strategy, in 2011 we launched our new “Banca Móvil”, a mobile banking application for higher and middle-income retail banking customers that enables them to carry out banking operations through tablets and smartphones. During 2012, the application was the highest ranked mobile application in Chile, as reported by TBI Unit (a business intelligence monitor company). Similarly, throughout 2013 we prioritized growth in long-term relationships by reinforcing strategic lending products such as residential mortgage loans, and supplemented this priority with a comprehensive strategy intended to maximize profitability through high-margin products such as credit cards.

We have expanded our financial services for lower-income individuals and microenterprises, segments that have not been fully penetrated by banks. As part of these efforts, we implemented the ‘Caja Chile’ project that provides lower income customers with a suite of basic financial services through a transactional platform located in local convenience stores that enter into commercial agreements with us. Beginning in 2012, we designed and launched solutions for a wide range of micro-businesses in Chile by creating the ‘Microenterprises Banking’ part of our Consumer Finance Division. During 2013 we continued to enhance these commercial initiatives and achieved promising results. As of September 30, 2013, we had a network of more than 1,300 convenience stores that were a part of ‘Caja Chile’ and we had approximately 17,000 customers within ‘Microenterprises Banking’.

These initiatives are intended to take advantage of the retail banking segment’s growth potential. Even though Chile’s per capita GDP has tripled over the last 20 years, banking penetration in the Chilean economy is still below comparable countries, particularly within the low- and middle-income population segments and with respect to certain banking products such as residential mortgage loans. We believe we can further grow this segment since, according to the SBIF, as of September 30, 2013, we had a 17.4% market share in residential mortgage loans and a 21.5% market share in consumer loans. With respect to residential mortgage loans, due to our effective commercial strategies, we were able to narrow the gap between us and the market leader from 5.0% as of September 30, 2012 to 3.4% as of September 30, 2013. With respect to consumer loans, however, the gap between us and the market leader increased from 2.8% as of September 30, 2012 to 3.5% as of September 30, 2013. The increase in this gap may be understood in the context of a riskier environment that led us to tighten our credit criteria and grant fewer consumer loans in order to maintain our commitment to a balanced risk-return profile.

Notwithstanding the above, we believe that the fierce competition in the banking industry compels us to innovate in terms of new products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment, prioritizing fee-based income. As a result, our consolidated income from fees and other services has become an important source of revenue for us, reaching Ch$212,500 million (or 22.2% of our total operating revenues) for the nine months ended September 30, 2012 and Ch$215,854 million (or 20.0% of our total operating revenues) for the nine months ended September 30, 2013. We aim to generate increasing amounts of fees and commission revenue by developing innovative products and services and reinforcing cross-selling, within a complex regulatory environment.

Lead the Wholesale Banking Business

In our wholesale banking segment (which targets companies with annual sales over Ch$1,600 million), we aim to maintain our leading market position in terms of loans, as well as achieve higher profitability in a market that is characterized by low margins. We intend to accomplish these goals by increasing our cross-selling of non-lending products and services through various initiatives. We are focused on improving our offering of cash management services, enhancing our internet-based services, increasing the penetration of products designed by our treasury and money market operations segment, enhancing our presence in certain lending products such as leasing and factoring and promoting international businesses by taking advantage of the commercial synergies related to both our merger with Citibank Chile (such as the Global Connectivity Agreement with Citigroup) and the specialized financial services offered by our subsidiaries, such as securities brokerage, mutual funds management and financial advisory in order to appropriately meet the needs of certain niches within this business segment.

In addition to our traditional lending activities, we have developed supplemental financial services in order to achieve profitable growth by diversifying our revenue sources through fee-based and non-lending products and services such as financial advisory, cash management services and foreign exchange derivative transactions. According to our management information system, we increased our cross-selling indicator of non-lending revenues to lending revenues from a multiple of 1.33 in 2009 to a multiple of 1.77 as of September 30, 2013. We expect to continue to enhance our cross-selling strategy and the profitability of the wholesale segment.

We also promote diverse services such as leasing, factoring and cash management in this segment. As of September 30, 2013, we ranked first in factoring loans in Chile with a 22.7% market share and ranked second in leasing contracts in Chile with a 20.6% market share. As for cash management services, we are constantly strengthening our Global Transactional Services by enhancing our value offerings and looking for profitable business opportunities with potential partners. For example, we became the custodian bank in a Global Depository Note program for Chilean Treasury bonds conducted by Citibank, which allows off-shore investors to trade Chilean Treasury bonds for settlement in Euroclear, Clearstream and DTC. We also were the first bank in Chile to offer Global Depository Notes to investors overseas.

In our treasury and money market operations segment, we intend to take advantage of our specialized knowledge to increase the penetration of popular products in our current customer base while offering innovative products to potential clients. Also, we continuously seek newer and more convenient funding choices, locally and internationally, in order to support our long-term business strategy by promoting an adequate diversification of our funding structure.

Improve Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term, profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long term strategy by responding to the preferences of our current and potential customers. We strive to continuously improve our relationships with customers by developing commercial strategies aligned with their needs, as well as improving our response time and customer satisfaction indicators.

Consistent with this view, our strategic priorities are focused on achieving high service quality standards within the industry, which has translated into diverse initiatives that seek to improve the satisfaction of our customers directly or indirectly. The most important initiative in this regard is the implementation of a customer-centered service quality model intended to improve the customer experience. We have a dedicated team responsible for assessing and improving the quality of our services. This team of employees from different areas of the Bank has set new policies and lead projects to achieve the highest service quality standards within the Chilean banking industry. Recently our attention has been focused on (i) ensuring the operational performance and availability of contact channels, services and systems, (ii) automating operational procedures with a focus on minimizing errors and manual tasks, (iii) redesigning critical processes that have an impact on customer satisfaction by improving availability, training, homogeneity and response time for each segment or contact channel, (iv) redesigning the requirement and complaint attention process by applying a customer-oriented vision (timing and quality), (v) expediting our credit–approval processes and (vi) developing specialized solutions and enhancing the use of remote access platforms for wholesale banking customers.

We also expect to continue benchmarking our competitors’ service performance and incorporate best practices from other markets, industries and countries.

Promote Operating Efficiency

We believe that operating efficiency is a key competitive advantage. Accordingly, our strategy for efficiency intends to achieve the highest productivity and the tightest cost control. We believe that cost control will be increasingly important in our efforts to maintain high profitability ratios in a changing business environment. To accomplish these goals, we have invested in information technology and the development of simpler, more manageable, secure and modern business processes and platforms to attain faster response times and higher productivity. We also continue to enhance our strategic development capabilities, increase our business scale (generating economies of scale), develop economies of scope by incorporating new financially related businesses, reinforce the productivity of our branch network, enhance our remote transactional channels, improve our credit processes, develop a higher level of automation in our internal processes and consolidate our cost control policy and monitoring procedures.

In 2010, 2011 and 2012, we invested a total of approximately Ch$58,300 million (approximately Ch$23,200 million, Ch$18,400 million and Ch$16,700 million in 2010, 2011 and 2012, respectively) in information technology, mainly software and hardware, as we believe this is one of the best ways to improve our service quality and operating efficiency. Similarly, we are developing internal processes intended to reduce and keep our expenses under control.

We continue to focus on improving operating efficiency through diverse projects intended to improve the quality and responsiveness of internal operating processes, such as increased automation of back-office matters and the implementation of new IT platforms for financial planning and commercial tasks. We also seek to improve security in transactional services to reduce operational risks, using anti-fraud security softwares for electronic transfers and other security measures to avoid attacks on our network of ATMs.

As a result of these initiatives, our efficiency ratio, which is the percentage of our consolidated operating expenses to our consolidated operating revenues, has maintained suitable levels over the last three years. During 2010, 2011 and 2012, our efficiency ratio was 46.7%, 48.7% and 47.3%, respectively. As of September 30, 2013, we had an efficiency ratio of 41.7%, which represented the lowest cost-to-income indicator among our main peers and the industry as a whole.

Enhance our Social Reputation

We believe that improving our social reputation is crucial to meeting our strategic goals in the midst of societal changes in Chile and worldwide, so we aim to create improved mechanisms in order to build positive connections with our communities. Therefore, we have undertaken a wide range of initiatives intended to encourage active participation in different areas of society. This view is shared by the Bank and its employees, who support the development of Chile through diverse methods such as promoting social progress, contributing to environmental protection, decreasing extreme poverty, providing high-quality education to needy people, assisting disabled young people, fostering cultural development and embracing campaigns intended to overcome the effects of specific adverse events such as natural disasters. We aim to develop a comprehensive model to consistently manage and control our social reputation to enhance our connections with our communities and soften any adverse reputational effects from banking activities.

Development of Human Resources and Culture

We believe human resources are a key element of our long-term goals. In order to consolidate profitable growth, achieve high standards of service quality, attain operating efficiency and build an excellent corporate reputation over the long run, we must have a motivated and highly qualified workforce that is committed to our corporate values, including ethical conduct, responsibility, integrity, prudence, justice, loyalty and respect.

Accordingly, we strive to develop a distinctive culture among our employees by promoting: (i) a clear focus on the customer, (ii) confidence and responsibility, (iii) leadership and empowerment, (iv) collaboration and teamwork and (v) innovation and continuous improvement.

We also seek to remain one of the most respected employers in Chile. For this reason, we have recently undertaken diverse projects and initiatives intended to emphasize our commitment to recruiting and retaining excellent employees, including a new platform that manages the internal mobility of our employees. Also, we have improved our competence evaluation methodology to identify remarkable employees and enhance their career development. As for training activities, we have continued to focus on generating leadership capabilities through diverse programs. We believe these initiatives are aligned with our strategy and the professional development that our team aspires to achieve.

RECENT DEVELOPMENTS

Recent Financial Results

On January 14, 2014, we submitted our financial statements as of December 31, 2013 to the SBIF as required by SBIF regulations. These financial statements, which are provided below, are preliminary, are reported in Chilean GAAP, have not been reviewed by our auditors and do not rise to the level of finality of quarterly financial statements. The information in these financial statements is not comparable to any of our financial information reported in IFRS within this prospectus supplement. See “Recent Results of Operations—Summary of Differences Between Internal Reporting Policies and IFRS.”

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2013

(CHILEAN GAAP)

ASSETS	MCh$
Cash and due from banks	873,308
Transactions in the course of collection	374,471
Financial assets held-for-trading	393,134
Receivables from repurchase agreements and security borrowings	82,422
Derivative instruments	374,688
Loans and advance to banks	1,062,056
Loans to customers, net	20,389,033
Financial assets available-for-sale	1,673,704
Financial assets held-to-maturity	—
Investments in other companies	16,670
Intangible assets	29,671
Property and equipment	197,578
Current tax assets	3,202
Deferred tax assets	145,904
Other assets	318,029

TOTAL ASSETS	25,933,870

LIABILITIES	MCh$
Current accounts and other demand deposits	5,984,332
Transactions in the course of payment	126,343
Payables from repurchase agreements and security lending	256,766
Saving accounts and time deposits	10,402,725
Derivative instruments	445,132
Borrowings from financial institutions	989,465
Debt issued	4,366,960
Other financial obligations	210,926
Current tax liabilities	10,333
Deferred tax liabilities	36,569
Provisions	551,898
Other liabilities	268,105

TOTAL LIABILITIES	23,649,554

EQUITY
Belongs to the Bank’s owners:
Capital	1,849,351
Reserves	213,636
Other comprehensive income	15,928
Retained earnings:
Retained earnings from previous periods	16,379
Income for the period	513,602
Less:
Provision for minimum dividends	(324,582)

Subtotal	2,284,314
Non-controlling interest	2

TOTAL EQUITY	2,284,316

TOTAL LIABILITIES AND EQUITY	25,933,870

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME FOR THE PERIOD

As of December 31, 2013

(CHILEAN GAAP)

MCh$
Interest revenue	1,763,540
Interest expense	(704,371)

Net interest income	1,059,169

Income from fees and commissions	386,733
Expenses from fees and commissions	(99,639)

Net fees and commissions income	287,094

Net financial operating income	11,084
Foreign exchange transactions, net	71,457
Other operating income	27,221

Total operating revenues	1,456,025

Provisions for loan losses	(241,613)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES	1,214,412

Personnel expenses	(323,236)
Administrative expenses	(252,501)
Depreciation and amortization	(28,909)
Impairments	(2,247)
Other operating expenses	(16,051)

TOTAL OPERATING EXPENSES	(622,944)

NET OPERATING INCOME	591,468

Income attributable to associates	2,071

Income before income tax	593,539
Income taxes	(79,936)

NET INCOME FOR THE PERIOD	513,603

Attributable to:
Bank’s owners	513,602
Non-controlling interest	1

We have not yet finalized our financial statements for the fourth quarter ended December 31, 2013. During the course of finalizing these financial statements, we may identify items that would require us to make adjustments to our preliminary operating results and other preliminary financial data for the month ended December 31, 2013, and any such adjustments may be material. We do not expect to disclose publicly whether or not our expectations have changed, or to update our expectations, other than through the release of actual results in the ordinary course of business. Our expectations should not be regarded as a representation by us, the Selling Shareholder or the underwriters named herein regarding our results for the fourth quarter ended December 31, 2013. The assumptions and estimates underlying our expectations are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties, including those described under “Forward-Looking Statements.” Accordingly, there can be no assurance that actual results will not differ materially from our expectations or that these results are indicative of any future performance. You should not place undue reliance on our expectations.

Our independent registered public accounting firm, Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada, has not audited, reviewed, compiled or performed any procedures with respect to the financial statements for the month ended December 31, 2013 or the fourth quarter ended December 31, 2013 and, accordingly, Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada does not express an opinion or any other form of assurance with respect thereto.

Amended Agreements

Effective January 9, 2014, Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation entered into an amendment to the Master Joint Venture Agreement dated July 19, 2007 (the “Framework Agreement”), and an amendment to the shareholders agreement among Quiñenco S.A., Citigroup Chile S.A. and other shareholders of LQIF dated December 27, 2007 (the “Shareholders Agreement”) (collectively, the “Amendments”), to, among other things, reduce LQIF’s minimum shareholding in Banco de Chile (direct and indirect) from 58.33% to 51%. Prior to the Amendments, Citigroup Inc. had the right to appoint five of the permanent members of our board of directors, provided that the number of directors Citigroup Inc. had the right to appoint was reduced by the number of directors appointed by minority shareholders (subject to a minimum of one permanent director appointed by Citigroup Inc.). Pursuant to the Amendments, Citigroup Inc. maintains its right to appoint five of the permanent members of our board of directors, except that in the event our minority shareholders appoint five permanent directors and thus no person proposed by Citigroup Inc. can be appointed as a permanent director, then Citigroup Inc. shall have the right to appoint two alternate directors.

The Amendments were filed with the SEC on Form 6-K on January 14, 2014.

Debt Issuances

We recently issued three series of medium term notes under our MTN Program. On October 16, 2013, we issued HKD 699 million (approximately U.S.$90 million) of 4.25% Fixed Rate Notes due 2028 in Hong Kong. On November 25, 2013, we issued JP¥ 11,100,000,000 (approximately US$113 million) of 0.74% Fixed Rate Notes due 2016 in Japan. On December 16, 2013, we issued JP¥ 5,800,000,000 (approximately US$59 million) of 1.03% Fixed Rate Notes due 2019 in Japan.

On December 3, 2013, we issued CHF 175,000,000 (approximately US$205 million) of 1.50% Fixed Rate Notes due 2019 in Switzerland. These notes were not issued under our MTN Program.

In addition, we have issued an aggregate of approximately U.S.$240 million of commercial paper in international markets, in six separate issuances, since September 30, 2013. Two of these issuances (for a total of U.S$70 million) were in October of 2013 and the other four were in December of 2013.

New Insurance Brokerage Regulation

On December 1, 2013, a new regulation affecting all insurance brokerage businesses in Chile became effective. This regulation is a result of Law No. 20,667 that was enacted on May 9, 2013 and Circular No. 2114 issued by the Superintendencia de Valores y Seguros (the Chilean Superintendency of Securities and Insurance, or “SVS”) on July 26, 2013. The new regulation establishes that, in the case of early termination of an insurance policy paid for in advance (for example, because of the early repayment of the related loan), all unearned premiums must be refunded to the customer by the company that issued the policy. This refund obligation includes both the unearned premiums and commissions relating to the remaining policy period, such as brokerage fees (e.g., the fees of our subsidiary Banchile Corredores de Seguros Limitada) and any other commissions. The premiums and commissions subject to refund will be calculated in proportion to the unelapsed period. This refund obligation applies with respect to insurance policies issued after this new regulation became effective. Prior to this new regulation, unearned premiums were refunded only if the early termination took place within the later of forty-five days after the issuance of the insurance policy, or one-tenth of the total term of the insurance policy (from the date of issuance). We do not expect these new refund obligations to have a material effect on our results of operations.

New Maximum Legal Interest Rates

The proposed Chilean law regarding maximum interest rates discussed in our 2012 Annual Report was enacted on December 13, 2013 upon publication of Law 20,715 in the Chilean Official Gazette. This legislation will affect all Chilean businesses that charge interest (including all banks) on loans up to UF 200 (approximately U.S.$8,900), including installment loans, credit cards, credit line loans and overdue loans. This regulation requires, among other things, a new method for calculating the maximum legal interest rate for loans not indexed to inflation with terms longer than 90 days, which results in a reduction of the maximum legal interest rate applicable to such debtors. We do not expect this law, based on our preliminary analysis, to have a material effect on our results of operations.

Bankruptcy Law

On January 9, 2014, a new Bankruptcy Law was published in the Chilean Official Gazette and will become effective nine months following such publication. Among the main changes introduced by this law is Article 57, which is intended to protect debtors and provides that, during a 30-day term beginning on the date of the appointment of observers:

(i)	the creditors of a debtor may not request its liquidation;

(ii)	no proceeding seeking the issuance of a warrant of attachment, execution or similar process may be initiated against a debtor;

(iii)	no proceeding seeking the restitution of leased assets may be initiated against a debtor;

(iv)	all proceedings referred to in (ii) and (iii) directly above will be suspended, as well as the term of the statute of limitations;

(v)	all the agreements entered into by a debtor will remain valid and effective and its payments terms and conditions will remain in force. Consequently, these agreements may not be early terminated without the consent of the debtor nor be enforced, even if the commencement of a reorganization proceeding under the Bankruptcy Law constitutes an event of default under such agreement. Thus, any guarantees granted to secure the obligations of the debtor may not be enforced; and

(vi)	if a debtor forms part of a public registry as a contractor or service provider, and it is in compliance with its obligations with the relevant principal, it cannot be excluded from such public registry and may not be prohibited from participating in any relevant bidding process.

Latibex Delisting

Effective October 18, 2013, we voluntarily delisted our trading units from the Mercado de Valores Latinoamericanos (“Latibex”).

Absorption of Banchile Factoring S.A. into Banco de Chile

In June 2013, we acquired all of the shares of our former subsidiary Banchile Factoring S.A. held by its sister corporation Banchile Asesoria Financiera S.A. Pursuant to the Chilean Ley de Sociedades Anónimas (“Chilean Corporations Law”), after a period of ten days ending on June 30, 2013, Banchile Factoring S.A. was dissolved and Banco de Chile became its successor for all legal purposes on July 1, 2013.

Banking Regulator and Consumer Protection Law

On April 30, 2013, the SBIF revoked a set of rules that regulated, among other things, contractual amendments related to the collection of commissions for banking services and products and the form through which clients may give their consent to those amendments. These rules were revoked as a result of an SBIF analysis of its role regarding these matters in accordance with the Ley de Protección de los Derechos de los Consumidores, as amended (the “Consumer Protection Law”).

On December 19, 2013, the Ministry of Economy issued a new regulation regarding contracts for financial products. The new regulation prescribes the conditions under which consumers may validly consent to amendments or terminations of these contracts. We do not expect this regulation to have a material effect on our results of operations.

Proposed Amendment to Regulations on Allowances and Credit Risk

On December 18, 2013 the SBIF published for comment a set of amendments to the regulations on Allowances for Loan Losses that proposes a new standard model for calculating allowances for residential mortgage loans. Since there is currently only a general proposal for these regulations, it is not yet possible to determine their effects on our results. While we have internal models to evaluate groups of loan portfolios, we are not yet able to conclude whether these models will comply with the conditions to be set by these regulations, once they are final.

A Potential Tax Reform in Chile may Increase our Tax Burden

A new administration will assume control of the government in March of 2014. The new administration has announced a potential tax reform, specifically a potential increase in the corporate income tax rate, among other changes. The effects of these potential changes cannot yet be quantified; however, they may adversely affect our results of operations, increase our costs or impact our profitability.

Directors/Audit Committee Appointment

Mr. Juan Enrique Pino Visinteiner was appointed to our directors/audit committee on September 26, 2013, to replace Mr. Fernando Concha.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present historical financial information about us as of the dates and for each of the periods indicated. The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements included in our 2012 Annual Report and our Unaudited Consolidated Financial Statements.

	For the Year Ended December 31,								For the Nine Months Ended September 30,
	2010		2011		2012		2012		2012		2013		2013
	(in millions of Ch$, except share and per share data)						(in thousands of U.S.$)(1)		(in millions of Ch$, except share and per share data)				(in thousands of U.S.$)(2)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA
Interest revenue	Ch$	1,092,003	Ch$	1,501,684	Ch$	1,672,766	U.S.$	3,488,781	Ch$	1,191,129	Ch$	1,277,260	U.S.$	2,530,882
Interest expense		(324,377)		(624,209)		(708,629)		(1,477,942)		(497,974)		(503,902)		(998,478)

Net interest income		767,626		877,475		964,137		2,010,839		693,155		773,358		1,532,404
Net fees and commissions income		292,262		308,773		307,257		640,826		212,500		215,854		427,713
Net financial operating income		17,163		58,101		16,199		33,785		8,491		33,137		65,661
Foreign exchange transactions, net		63,762		(7,973)		35,136		73,281		24,829		36,764		72,848
Other operating income		23,584		24,735		20,887		43,563		16,100		17,924		35,516
Provisions for loan losses		(157,651)		(146,925)		(166,420)		(347,091)		(118,551)		(154,460)		(306,061)
Total operating expenses		(544,227)		(613,611)		(635,119)		(1,324,627)		(458,044)		(449,255)		(890,196)
Income attributable to associates		1,609		3,054		(468)		(976)		648		1,792		3,551

Income before income taxes		464,128		503,629		541,609		1,129,600		379,128		475,114		941,436
Income taxes		(46,513)		(65,442)		(63,488)		(132,414)		(41,631)		(64,218)		(127,248)

Net income from continued operations, net of taxes		417,615		438,187		478,121		997,186		337,497		410,896		814,188
Net income from discontinued operations, net of taxes		—		—		—		—		—		—		—

Net income for the year	Ch$	417,615	Ch$	438,187	Ch$	478,121	U.S.$	997,186	Ch$	337,497	Ch$	410,896	U.S.$	814,188
Attributable to:
Equity holders of the parent		417,614		438,186		478,120		997,184		337,496		410,895		814,186
Non-controlling interest		1		1		1		2		1		1		2
Earnings per share(3)		4.93		5.04		5.42		0.011		3.78		4.42		0.009
Earnings per ADS		2,959.96		3,025.81		3,254.37		6.79		2,369.25		2,652.94		5.26
Dividends per share(4)		3.50		3.38		3.41		0.007		3.41		3.82		0.008
Weighted average number of shares (in millions)		84,652.76		86,889.65		88,149.82		—		89,235.56		92,929.58		—

(See footnotes below)

	As of December 31,								As of September 30,
	2010		2011		2012		2012		2012		2013		2013
	(in millions of Ch$, except share and per share data)						(in thousands of U.S.$)(1)		(in millions of Ch$, except share and per share data)				(in thousands of U.S.$)(2)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and due from banks	Ch$	772,329	Ch$	881,146	Ch$	684,925	U.S.$	1,428,504	Ch$	610,396	Ch$	998,770	U.S.$	1,979,056
Transactions in the course of collection		429,756		373,639		310,077		646,708		409,937		506,318		1,003,266
Financial assets held for trading		279,765		269,861		159,682		333,039		266,541		317,627		629,376
Receivables from repurchase agreements and security borrowing		82,787		47,981		35,100		73,206		46,830		20,501		40,623
Derivative instruments		488,354		381,055		326,083		680,091		377,533		286,959		568,607
Loans and advances to banks		349,588		648,425		1,343,322		2,801,681		793,033		676,953		1,341,378
Loans to customers, net		14,029,968		17,023,756		18,383,958		38,342,249		18,012,550		20,010,809		39,651,275
Financial assets available for sale		1,157,105		1,471,120		1,272,316		2,653,588		1,521,951		1,792,453		3,551,733
Investments in other companies		11,072		13,196		11,674		24,348		13,109		14,436		28,605
Intangible assets		88,463		81,026		75,610		157,695		75,583		73,397		145,436
Property and equipment		204,352		207,888		205,189		427,950		207,655		198,797		393,915
Investment properties		17,459		17,079		16,698		34,826		16,793		16,412		32,520
Current tax assets		3,363		—		—		—		—		975		1,932
Deferred tax assets, net		57,678		60,025		55,801		116,381		63,309		47,816		94,747
Other assets		304,425		279,804		317,765		662,742		355,110		299,200		592,863

Total assets	Ch$	18,276,464	Ch$	21,756,001	Ch$	23,198,200	U.S.$	48,383,008	Ch$	22,770,330	Ch$	25,261,423	U.S.$	50,055,332

Current accounts and other demand deposits		4,446,181		4,895,426		5,470,971		11,410,455		5,001,775		5,927,692		11,745,679
Transactions in the course of payment		208,750		155,424		72,684		151,592		211,450		306,905		608,130
Payables from repurchase agreements and security Lending		81,755		223,202		226,396		472,180		309,049		223,409		442,683
Saving accounts and time deposits		7,697,968		9,282,324		9,612,950		20,049,117		9,947,950		10,332,890		20,474,548
Derivative instruments		528,445		429,913		380,322		793,213		453,291		360,848		715,018
Borrowings from financial institutions		1,281,372		1,690,939		1,108,681		2,312,305		1,124,497		876,247		1,736,277
Debt issued		1,764,165		2,388,341		3,273,933		6,828,233		2,978,444		4,056,885		8,038,689
Other financial obligations		179,160		184,785		162,123		338,130		147,554		174,967		346,696
Currents tax liabilities		—		3,095		23,189		48,364		24,593		—		—
Deferred tax liabilities, net		—		—		—		—		—		—		—
Provisions		114,685		131,344		141,839		295,825		4,443		1,852		3,670
Employee benefits		55,433		60,634		64,545		134,617		59,890		60,648		120,174
Other liabilities		224,225		269,905		305,105		636,340		273,903		247,931		491,275

Total liabilities	Ch$	16,582,139	Ch$	19,715,332	Ch$	20,842,738	U.S.$	43,470,371		20,536,839		22,570,274		44,722,839

Total equity		1,694,325		2,040,669		2,355,462		4,912,637		2,233,491		2,691,149		5,332,493

Total liability and equity	Ch$	18,276,464	Ch$	21,756,001	Ch$	23,198,200	U.S.$	48,383,008	Ch$	22,770,330	Ch$	25,261,423	U.S.$	50,055,332

(See footnotes below)

	As of or for the Year Ended December 31,			As of or for the Nine Months Ended September 30,
	2010	2011	2012	2012	2013
IFRS:
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(5)	4.70%	4.80%	4.68%	4.52%	4.62%
Return on average total assets(6)	2.38	2.16	2.13	2.02	2.27
Return on average equity(7)	25.01	22.61	21.63	21.23	21.37
Capital
Average equity as a percentage of average total assets	9.50	9.53	9.85	9.53	10.64
Regulatory Capital as a percentage of minimum Regulatory Capital	232.85	245.52	269.75	277.55	300.89
Ratio of liabilities to Regulatory Capital(8)	12.99	12.30	11.10	10.83	9.90
Credit Quality
Substandard loans as a percentage of total loans(9)	5.46	2.87	3.31	3.04	3.31
Total Past-due loans as a percentage of total loans(9)	1.20	1.03	0.97	0.94	1.14
Allowances for loan losses as a percentage of substandard loans(9)	44.33	72.58	62.42	66.57	60.96
Allowance for loan losses as a percentage of Total Past-due loans(9)	202.25	202.76	213.24	216.72	177.91
Provision for loan losses as percentage of average loans	1.16	0.92	0.92	0.88	1.06
Allowances for loan losses as a percentage of total loans	2.42	2.09	2.07	2.03	2.02
Operating Ratios
Operating expenses/operating revenue	46.74	48.66	47.27	47.96	41.71
Operating expenses/average total assets	3.10%	3.02%	2.83%	2.75	2.50

(1)	Translations of Chilean peso amounts into U.S. dollars are based on the exchange rate of accounting representation as determined by our treasury and money market operations segment and used for purposes of financial reporting in our 2012 Annual Report. Amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2012 have been translated for the convenience of the reader from Chilean pesos based on a rate of Ch$479.47 to U.S.$1.00.
(2)	Translations of Chilean peso amounts into U.S. dollars are based on the exchange rate of accounting representation as determined by our treasury and money market operations segment. Amounts stated in U.S. dollars as of and for the nine months ended September 30, 2013 have been translated for the convenience of the reader from Chilean pesos based on a rate of Ch$504.67 to U.S.$1.00.
(3)	Earnings per share data have been calculated by dividing net income by the weighted average number of shares outstanding during the year.
(4)	Dividends per share data are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(5)	Annualized net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(6)	Annualized net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(7)	Annualized net income (loss) divided by average equity. The average balances for equity have been calculated on the basis of our daily balances.
(8)	Total liabilities divided by bank regulatory capital.
(9)	For additional information, see “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due” in our 2012 Annual Report.

THE OFFERING

Issuer	Banco de Chile

Selling Shareholder	LQ Inversiones Financieras S.A. (“LQIF”), the controlling shareholder of the issuer.

Offering price per ADS	U.S.$74.23

Offering price per share	U.S.$0.1237

International offering	The Selling Shareholder is offering 1,809,000,000 shares through the international underwriters in the United States and in other jurisdictions outside of the United States and Chile.

We refer to this offering as the “international offering.”

Chilean offering	Concurrently with the international offering, the Selling Shareholder is offering 4,891,000,000 shares through the Chilean placement agents to investors in Chile.

We refer to this offering as the “Chilean offering.” We refer to the international offering together with the Chilean offering as the “global offering.” The closing of the international offering is conditioned upon the closing of the Chilean offering.

Purchase and Settlement	The shares will be sold initially by the Selling Shareholder in one block through a book auction on the Santiago Stock Exchange in a process known as subasta de un libro de órdenes, in compliance with Chilean law and the rules of the Santiago Stock Exchange. All orders of shares made by prospective purchasers, including by the international underwriters for purposes of the international offering, must be placed through an authorized Chilean broker under Chilean law. The shares awarded to the international underwriters in the subasta de un libro de órdenes will be eligible for deposit in our ADR facility, subject to the terms of our Deposit Agreement. See “Underwriting (Conflicts of Interest).”

ADR facility eligibility	The shares awarded to the international underwriters in the subasta de un libro de órdenes will be eligible for deposit in our ADR facility, subject to the terms of the Deposit Agreement. See “Underwriting (Conflicts of Interest).”

Depositary	JPMorgan Chase Bank, N.A.

Shares issued and outstanding	93,175,043,991 as of January 28, 2014

Trading market for shares	The shares are currently listed on the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange under the symbol “CHILE”.

Trading market for ADSs	The ADSs are currently listed and traded on the New York Stock Exchange under the symbol “BCH” and on the London Stock Exchange under the symbol “BODD.”

Use of proceeds	We will not receive any of the proceeds from the sale of the shares.

Expected offering timetable	Offering commences: January 14, 2014.

Expected pricing date: January 28, 2014.

Expected closing date: January 31, 2014.

Controlling shareholder	The following summarizes the percentage of the shares that will be held by our controlling shareholder (both directly and indirectly) after giving effect to the global offering, assuming that our controlling shareholder does not acquire any shares in the global offering:

Current ownership: 58.4%

After completion of the global offering: 51.2%

As long as our controlling shareholder beneficially owns a majority of the outstanding shares, it will be able to elect a majority of our directors and to determine the outcome of the voting on substantially all actions that require shareholder approval. See “Principal and Selling Shareholders.”

Lock-up agreement	The Selling Shareholder has agreed with the international underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, without the previous written consent of Citigroup Global Markets Inc., shares or ADSs or securities convertible into or exchangeable or exercisable for any shares or ADSs during the period commencing on the date of this prospectus supplement until 180 days after such date. The Selling Shareholder has also agreed, subject to certain exceptions, not to cause us to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, without the previous written consent of Citigroup Global Markets Inc., shares or ADSs or securities convertible into or exchangeable or exercisable for any shares or ADSs during the period commencing on the date of this prospectus supplement until 180 days after such date. Such restrictions do not apply to the issuance of stock dividends to the Company’s shareholders in the ordinary course of operations. See “Underwriting (Conflicts of Interest).”

Dividend policy	Dividends on the shares may be paid in the form of cash or shares, are proposed by our board of directors and are approved by our shareholders at the annual ordinary shareholders’ meeting following the year with respect to which the dividends are proposed. Our annual ordinary shareholders’ meeting is held in the first four months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend (including Saturday for this purpose). Under the Chilean Corporations Law and regulations issued thereunder, Chilean corporations (sociedad anónima especial) are generally required to distribute at least 30% of their earnings as dividends. Under the General Banking Law, a Chilean bank may pay dividends upon approval of their shareholders from (i) net earnings of previous fiscal years, (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose, or (iii) other funds permitted under Chilean law. See “Dividends” in our 2012 Annual Report and “Dividends and Dividend Policy” in this prospectus supplement.

Taxation	See “Taxation” in this prospectus supplement.

Risk Factors	See “Risk Factors” in our 2012 Annual Report for a discussion of certain risk factors relating to us, our business and an investment in the shares.

Conflicts of Interest	Quiñenco S.A. directly and indirectly owns 50% of LQIF and an affiliate of Citigroup Global Markets Inc. owns 50% of LQIF, and as a result, an affiliate of Citigroup Global Markets Inc. will receive a portion of the net proceeds from this offering. Accordingly, Citigroup Global Markets Inc. is deemed to have a “conflict of interest” within the meaning of Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”), and any offering made pursuant to this prospectus and any supplement thereto in which Citigroup Global Markets Inc. participates will be conducted in accordance with Rule 5121. See “Underwriting (Conflicts of Interest).”

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares. The Selling Shareholder, which is 50% owned (both directly and indirectly) by Quiñenco S.A. and 50% owned by an affiliate of Citigroup Global Markets Inc., will receive all the net proceeds from the sale of the shares.

EXCHANGE RATES AND EXCHANGE RATE CONTROLS

Exchange Rates

As a general matter, prior to 1989, Chilean law permitted the purchase and sale of foreign currency only when explicitly authorized by the Central Bank. The Ley Orgánica Constitucional del Banco Central de Chile 18,840 (the “Central Bank Act”) liberalized the rules governing the purchase and sale of foreign currency. The Central Bank Act empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out in the Mercado Cambiario Formal (the “Formal Exchange Market”). The Formal Exchange Market is composed of banks and other entities so authorized by the Central Bank.

Chile has a free market for foreign exchange and the Central Bank allows the peso to fluctuate against the U.S. dollar and other foreign currencies. Current regulations require that the Central Bank be informed of certain foreign exchange transactions. In order to keep the average exchange rate within certain limits, the Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market.

The dólar observado (the “Observed Exchange Rate”), which is reported by the Central Bank and published daily in the Official Gazette (Diario Oficial), is the weighted average exchange rate of the U.S. dollar in the previous business day’s transactions in the Formal Exchange Market. On September 2, 1999, in order to provide greater flexibility in the exchange market, the Central Bank eliminated the band within which the Observed Exchange Rate could fluctuate. Nevertheless, the Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range. Even though the Central Bank is authorized to carry out its transactions at the Observed Exchange Rate, it generally uses spot rates for its transactions. Other banks generally carry out authorized transactions at spot rates as well.

Purchases and sales of foreign exchange not required to be conducted in the Formal Exchange Market may be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”). The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “Informal Exchange Rate”). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On January 10, 2014, the average exchange rate in the Informal Exchange Market was Ch$531.9 per U.S.$1.00, or 0.4% lower than the observed exchange rate of Ch$533.97 per U.S.$1.00 reported by the Central Bank on the same date.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 2008, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
	(in Ch$)
2008	431.22	676.75	522.46	629.11
2009	491.09	643.87	559.61	506.43
2010	468.37	549.17	510.25	468.37
2011	455.91	533.74	483.67	521.46
2012	469.65	519.69	486.49	478.60
October 2012	471.54	481.98	475.36	480.03
November 2012	476.20	484.48	480.57	479.42
December 2012	474.36	481.28	477.13	478.60
2013	466.50	533.95	495.31	523.76
January 2013	470.67	479.96	472.67	471.40
February 2013	470.67	473.60	472.34	473.30
March 2013	471.10	474.82	472.48	472.54
April 2013	466.50	477.74	472.14	471.54
May 2013	469.64	492.80	479.58	492.80
June 2013	492.59	514.38	502.89	503.86
July 2013	497.79	514.34	504.96	514.34
August 2013	506.78	516.83	512.59	511.65
September 2013	496.49	510.38	504.57	502.97
October 2013	493.36	508.58	500.81	508.58
November 2013	507.64	528.19	519.25	528.19
December 2013	523.76	533.95	529.45	523.76
2014	524.61	550.53	535.35	548.34
January 2014 (through January 28)	524.61	550.53	535.35	548.34

Source: Central Bank.

(1)	Nominal amounts.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	For full years, the average of monthly average rates during the year. For full months, the daily average during the month.
(4)	As reported by the Central Bank on the first business day of the following period.

Until November 30, 2011, we applied the observed exchange rate as reported by the Central Bank in order to translate our financial statements from Chilean pesos to U.S. dollars. However, beginning December 1, 2011, we adopted the exchange rate of accounting representation, or spot exchange rate, for such matters. The exchange rate of accounting representation is determined on a daily basis by our treasury and money market operations team based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange.

Exchange Controls

Chile has a free market for foreign exchange and the Central Bank is the entity responsible for monetary policies and exchange controls in Chile. Chilean issuers are authorized to offer securities internationally provided they comply with, among other things, the provisions of the Compendium of Foreign Exchange Regulations of the Central Bank (the “Central Bank Compendium”). Pursuant to the provisions of the Central Bank Compendium, prior approval of the Central Bank is not necessary to acquire shares in a Chilean issuer. The Central Bank only requires that (i) the remittance of funds for the acquisition of the shares in Chile and (ii) all remittances of funds from Chile to the foreign investor upon the sale of shares or from dividends or other distributions made in connection therewith be made through the Formal Exchange Market and disclosed to the Central Bank as described below.

All banks and some exchange houses and other entities are participants of the Formal exchange Market. The participant of the Formal Exchange Market involved in the transfer must provide certain information to the Central Bank on the banking business day following the day of payment. In the event payments are made outside Chile using foreign currency held abroad, we must provide the relevant information to the Central Bank directly or through an entity of the Formal Exchange Market within the first 10 days of the month following the date on which the payment was made. Under the Central Bank Compendium, payments and remittances of funds from Chile are governed by the rules in effect at the time the payment or remittance is made.

Investments made in our shares are therefore subject to the following requirements:

•	any foreign investor acquiring shares of our common stock who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•

any foreign investor acquiring shares to be converted into ADSs or deposited into an ADR facility who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•	in both cases, the entity of the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank;

•

all remittances of funds from Chile to the foreign investor upon the sale of the acquired shares or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market;

•

all remittances of funds from Chile to the foreign investor upon the sale of shares underlying ADSs or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

•	all remittances of funds made to the foreign investor must be reported to the Central Bank by the intervening entity of the Formal Exchange Market.

When funds are brought into Chile for a purpose other than to acquire shares to convert them into ADSs or deposit them into an ADR facility, and subsequently such funds are used to acquire shares to be converted into ADSs or deposited into an ADR facility, such investment must be reported to the Central Bank by the custodian within ten days following the end of each month within which the custodian is obligated to deliver periodic reports to the Central Bank.

When funds to acquire shares of our common stock or to acquire shares to convert them into ADSs or deposit them into an ADR facility are received by us outside of Chile, such investment must be reported to the Central Bank directly by the foreign investor or by an entity participating in the Formal Exchange Market within ten days following the end of the month in which the investment was made.

We cannot assure you that additional Chilean restrictions applicable to the holders of ADSs, the disposition of shares underlying ADSs or the conversion or repatriation of the proceeds from such disposition will not be imposed in the future, nor can we assess the duration or impact of such restriction if imposed.

This summary does not purport to be complete and is qualified by reference to the Central Bank Foreign Exchange Regulations, a copy of which is available in the original Spanish version at the Central Bank’s website at www.bcentral.cl.

SHARES, TRADING UNITS AND ADSS PRICE INFORMATION

Nature of Trading Market

Our shares have been listed on the Santiago Stock Exchange and the Valparaiso Stock Exchange since 1894 and on the Electronic Stock Exchange since 1989. The Santiago Stock Exchange is the main trading market for our shares.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately Ch$139,323 billion as of December 31, 2013 and an average monthly trading volume of approximately Ch$1,883 billion during 2013.

According to information published by the SVS, during 2013, the Santiago Stock Exchange accounted for approximately 88.4% of the equity trading in Chile. Also, as of December 31, 2013, approximately 10.7% of equity trading in Chile was conducted on the Chilean Electronic Stock Exchange. The remaining 0.9% of equities was traded on the Valparaiso Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented, as of December 31, 2013, approximately 45.7% of the Santiago Stock Exchange’s aggregate market capitalization and accounted for approximately 43.7% of its equity trading. During 2013 approximately 29.5% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 600 shares, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of the ADSs. As of September 30, 2013, a maximum of 1,484,098 ADSs were outstanding (equivalent to 890,498,800 shares or 0.95% of the total number of issued shares as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

In addition, since December 20, 2002, our shares have been listed on the LSE under the symbol “BODD,” grouped in trading units of 600 shares.

The following table sets forth, for the periods indicated, the reported high and low market prices for our shares in Chilean pesos on each of the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange.

	Santiago Stock Exchange		Electronic Stock Exchange		Valparaiso Stock Exchange
Period	High	Low	High	Low	High	Low
	(Ch$ per share of our common stock)(1)
Annual Price History
2009	45.0	33.4	44.8	33.5	72.8	33.4
2010	72.6	45.1	73.2	44.7	72.7	44.7
2011	74.0	57.2	74.7	57.0	74.4	58.4
2012	79.5	64.5	79.5	64.1	77.7	64.5
2013	80.3	69.0	80.3	68.3	80.0	68.5
2014 (through January 27)	75.2	69.9	75.8	70.0	70.4	70.4
Quarterly Price History
1st Quarter 2011	74.0	63.0	74.7	62.1	74.4	63.1
2nd Quarter 2011	69.7	65.1	69.9	62.0	69.0	65.7
3rd Quarter 2011	69.3	57.2	70.0	57.0	68.5	58.4
4th Quarter 2011	73.2	59.0	73.6	58.4	73.2	59.0
1st Quarter 2012	79.5	71.0	79.5	70.5	77.7	71.1
2nd Quarter 2012	76.6	68.7	78.5	68.8	75.6	68.8
3rd Quarter 2012	70.9	64.5	70.9	64.1	69.6	64.5
4th Quarter 2012	77.4	66.0	76.9	65.7	76.9	66.0
1st Quarter 2013	80.3	72.2	80.3	71.8	80.0	73.6
2nd Quarter 2013	74.7	69.0	74.9	68.3	74.5	68.5
3rd Quarter 2013	79.8	69.1	79.9	69.1	78.2	70.0
4th Quarter 2013	78.4	73.4	78.5	73.3	—	—
1st Quarter 2014 (through January 27)	75.2	69.9	75.8	70.0	70.4	70.4
Monthly Price History
July 2013	73.8	69.1	77.9	69.1	73.5	70.0
August 2013	75.0	70.8	75.0	70.6	74.0	72.8
September 2013	79.8	71.5	79.9	71.3	78.2	77.5
October 2013	78.4	75.9	78.5	75.6	—	—
November 2013	78.4	73.4	78.5	73.3	—	—
December 2013	77.3	74.5	77.4	74.4	—	—
January 2014 (through January 27)	75.2	69.9	75.8	70.0	70.4	70.4

Source: Santiago Stock Exchange, Electronic Stock Exchange, Valparaiso Stock Exchange and Bloomberg.

(1)	Ch$ per share of our common stock reflects the nominal price on the trade date.

The following table sets forth, for the periods indicated, the reported high and low market prices for the ADSs on the New York Stock Exchange in U.S. dollars.

	New York Stock Exchange
Period	High	Low
	(U.S.$ per ADS)(1)
Annual Price History
2011	90.35	66.63
2012	99.11	80.33
2013	102.00	81.00
2014 (through January 27)	84.91	76.50
Quarterly Price History
1st Quarter 2011	90.35	78.37
2nd Quarter 2011	89.81	83.00
3rd Quarter 2011	90.23	69.85
4th Quarter 2011	85.84	66.63
1st Quarter 2012	99.11	83.98
2nd Quarter 2012	95.27	81.07
3rd Quarter 2012	86.55	80.33
4th Quarter 2012	97.32	83.50
1st Quarter 2013	102.00	92.94
2nd Quarter 2013	95.27	81.00
3rd Quarter 2013	95.20	82.56
4th Quarter 2013	94.00	84.44
1st Quarter 2014 (through January 27)	84.91	76.50
Monthly Price History
July 2013	88.39	82.56
August 2013	88.30	82.70
September 2013	95.20	84.04
October 2013	94.00	90.91
November 2013	91.99	84.44
December 2013	88.72	84.55
January 2014 (through January 27)	84.91	76.50

Source: Bloomberg.

RECENT RESULTS OF OPERATIONS

Introduction

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2012 Annual Report and our Unaudited Consolidated Financial Statements. Certain amounts and percentages herein may not total due to rounding.

Unless otherwise indicated, the financial information included in this prospectus supplement for the nine months ended September 30, 2012 and 2013 has been derived from our Unaudited Consolidated Financial Statements that were prepared in accordance with IFRS. IFRS differ in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP and readers should avoid any such comparison.

Overview

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market.

According to information published by the SBIF, as of September 30, 2013, excluding operations of subsidiaries abroad, we were the largest bank in Chile in terms of total loans with a market share of 19.3%, the largest provider of commercial loans in Chile with a market share of 19.6%, the largest bank in Chile in terms of current accounts and demand deposits with a 24.2% market share, the second-largest provider of consumer loans in Chile with a market share of 21.5% and the second-largest non-governmental bank in Chile in terms of residential mortgage loans with a market share of 17.4%. Also according to the SBIF, including operations of subsidiaries abroad, as of September 30, 2013, we were the largest bank in Chile in terms of net income with a market share of 29.5% and the largest bank in Chile in terms of current account balances held by individuals with a market share of 32.5%. According to the Chilean Association of Mutual Funds, as of September 30, 2013, we were the largest provider of mutual funds management services in Chile with a market share of 21.6%.

For the nine months ended September 30, 2013, the Chilean economy has shown some signs of slowdown following three years of sustained growth. GDP growth was 4.5% for this period as compared to the 5.5% expansion recorded in the same period of 2012. The lower economic growth has been characterized by a decrease in investment since the same period in 2012, which recorded a 7.0% annual increase for the nine months ended September 30, 2013 as compared to the 10.2% rise recorded in the same period of 2012. Conversely, household consumption remained strong by posting a 5.7% annual increase as of September 30, 2013, as compared to an annual increase of 5.2% posted as of September 30, 2012. Investment deceleration has been fueled by the completion of the mining investment cycle and energy infrastructure projects that were postponed due to environmental issues. There has also been a moderate deceleration in investment rates associated with real estate. Although demand for housing continues to be strong, there has been a correction in the construction sector amid tighter credit policies by banks. As for consumption, higher expansion rates were influenced by an increase in consumption of both durable and non-durable goods.

Regarding prices, in line with declining economic activity, inflation has stayed low relative to the Central Bank’s targets. As of September 30, 2013, inflation was 1.88% year-to-date and 1.95% for the last twelve months. Inflation has remained at low levels primarily because of the decrease in international oil prices and few changes in core inflation measures.

As a result, the Central Bank has decided to ease monetary policy; the monetary policy interest rate has been cut by 25 bp twice since October 2013, from 5.0% to 4.5%. The measures taken by the Central Bank are in line with low inflationary pressures and a moderate slowdown in internal demand. These actions are also intended to promote higher consumption and investment, since many GDP growth forecasts have been revised downward by the Central Bank and market analysts. As of January 13, 2014, the monetary policy interest rate was 4.50%.

Inflation

In the past, Chile experienced high levels of inflation that affected the financial condition and results of most industries. Nevertheless, since the 1990s, inflation has been kept under control through responsible monetary policy and an independent Central Bank. Over the last three years, inflation has been conditioned on local economic dynamics. In fact, due to the slowdown in the global and local economy, during 2009 inflation turned negative and closed the year with a deflation of 1.4%. Conversely, throughout 2010, inflation returned to more normal levels and was within the long-term range of 2.0% to 4.0% per year targeted by the Central Bank, ending the year at 3.0%. In 2011, increased economic activity—led by private consumption—and high international prices of oil and food fostered inflation of 4.4% in 2011, with inflation declining again in 2012 to 1.5%. Inflation for the nine-month period ended September 30, 2013 was 1.9% and for the last twelve months ended September 30, 2013 was 2.0%. Figures for 2012 and 2013 have been below market expectations following a decrease in international oil prices that translated into lower prices for transportation and public services.

An increase in inflation rates could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Our results of operations reflect the effect of inflation in the following ways:

•

a substantial portion of our assets and liabilities are denominated in UFs, a unit that is indexed daily to reflect inflation recorded in the previous month, with the net gain or loss resulting from such indexation reflected in income; and

•	the interest rates earned and paid on peso-denominated assets and liabilities to some degree reflect current inflation and its current expectations.

UF-Denominated Assets and Liabilities.    The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the following month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$22,840.75 as of December 31, 2012 and Ch$23,091.03 as of September 30, 2013. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$3,659,691 million (U.S.$7,251.65 million) during the nine months ended September 30, 2012 and Ch$4,255,042 million (U.S.$8,431.34 million) as of September 30, 2013. These figures exclude capital, reserves and derivatives. See “Item 4. Information on the Company—Selected Statistical Information” in our 2012 Annual Report.

Peso-Denominated Assets and Liabilities.    Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing liabilities, such as peso-denominated current accounts and other peso-denominated demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 63.5% for the nine months ended September 30, 2012 and 63.2% for the nine months ended September 30, 2013. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin” in our 2012 Annual Report.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, in part, inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. As a consequence of strong recovery signs for the economic activity and the more normalized inflationary environment, the Central Bank began to withdraw monetary stimulus in June 2010, when it increased the monetary policy annual interest rate to 1.00% from the 0.5% maintained during the first half of that year. Since June 2010, the Central Bank has repeatedly raised the monetary policy interest rate, ending 2011 at 5.25%, down from the 3.25% level recorded in December 2010. Nevertheless, as a consequence of the tempered global slowdown during the last quarter of 2011 and uncertainty regarding the fiscal condition of some developed countries, the Central Bank decided to lower the reference interest rate by 0.25% on January 12, 2012.

Based on low inflation, increasing real wages and low unemployment, all of which resulted in higher than expected economic activity, the Central Bank decided to maintain the monetary policy interest rate steady at 5.00% during all of 2012. The monetary policy interest rate remained unchanged at 5.00% until October 2013, when the Central Bank applied a 25 basis point cut that repeated a month later. This decision was made in light of the slowdown witnessed in the local economy and stable prices. Accordingly, the monetary policy rate closed 2013 at 4.50%. As of January 13, 2014 the monetary policy interest rate was 4.50%.

Since our liabilities generally re-price faster than our assets, changes in the rate of inflation or short-term interest rates are reflected in the interest rates we pay on our liabilities before they are reflected in the interest rates we earn on our assets. Accordingly, our net interest margin on assets and liabilities is usually adversely affected in the short-term by increases in inflation or short-term interest rates and benefits in the short-term from decreases in inflation or short-term interest rates, although the existence of non-interest bearing peso-denominated demand deposits tends to mitigate both effects. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, those liabilities generally are more sensitive to changes in inflation or short-term interest rates than our UF-denominated liabilities. As a result, during periods when current inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

According to information published by the Central Bank, the average annual short-term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360-day Chilean peso-denominated deposits, was 5.90% for 2012 and 5.28% for the nine months ended September 30, 2013. The average annual long-term nominal interest rate, based on the interest rate of the Central Bank’s five-year Chilean peso-denominated bonds, was 5.26% for 2012 and 5.14% for the nine months ended September 30, 2013.

Foreign Currency Exchange Rates

A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we have historically maintained and may continue to maintain gaps between the balances of such assets and liabilities. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. However, a significant part of this gap is covered by taking off-setting derivative positions. Because foreign currency denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. Adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in our foreign exchange position.

Critical Accounting Policies

There have been no material changes to our accounting policies since December 31, 2012.

The Bank currently applies, for the first time, certain standards and amendments such as IFRS 10—Consolidated Financial Statements, IFRS 11—Joint Arrangements, IFRS 12—Disclosure of Interest in Other Entities, IAS 19—Employee Benefits and IFRS 13- Fair Value Measurement, IAS 1—Presentation of Financial Statements and IFRS 7—Financial Instruments: Disclosure. The nature and effect of these changes are disclosed bellow.

IAS 1 Presentation of Items of Other Comprehensive Income.    This rule introduces a new grouping of items to be presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time now have to be presented separately from items that will never be reclassified. The amendment affected presentation only and had no impact on the Bank’s financial position or performance.

IFRS 7 Financial Instruments: Disclosures Offsetting Financial Assets and Financial Liabilities.    The amendment requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., cash collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The Bank has disclosed the impact of master netting agreements. None of these netting arrangements qualify for netting under the requirements of IAS 32; therefore, financial instruments subject to netting arrangements are presented on a gross basis in the balance sheet.

IFRS 10 Consolidated Financial Statements.    IFRS 10 establishes a single control model that applies to all entities including special purposes entities. IFRS 10 replaces the parts of previously existing IAS 27—Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC—12 Consolidation—Special Purposes Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Bank and its subsidiaries performed an in-depth analysis on all entities to which they are exposed or have rights to variable returns in order to determine if entities, other than wholly owned entities, need to be consolidated as result of controlling them under the new control definition. Although there is no impact as to entities that need to be consolidated, new disclosures are required by IFRS 12.

IFRS 11 Joint Arrangements.    IFRS 11 removes the option to account for jointly controlled entities using proportionate consolidation. Instead, the entity that meets the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

Based on the above, the Bank has performed an in-depth review of its investment in Servipag Ltda. and Artikos Chile S.A. and has determined that these qualify as joint ventures. These entities were previously recorded under the equity method; therefore, there is no accounting impact. As result of the adoption of IFRS 12, some new disclosures are required for joint ventures.

IFRS 12 Disclosure of Interest in Other Entities.    IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. As mentioned above, the Bank has expanded and included new disclosures required by IFRS 12 for associates, joint arrangements and structured entities on this interim period, as none of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless required by significant events or transactions in the interim period.

IFRS 13 Fair Value Measurement.    IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.

The application of IFRS 13 has impacted fair value measurements related to derivatives by including the Bank’s own credit risk (commonly referred as to “Debit Value Adjustment”).

IAS 19 Employee Benefits.    IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognized in Other Comprehensive Income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognized in profit or loss, instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation; and, unvested past service costs are now recognized in profit or loss at the earlier of when the related restructuring or termination costs are recognized.

For more information on our critical accounting policies, please see “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies” in our 2012 Annual Report.

Results of Operations for the Periods Ended September 30, 2012 and 2013

The consolidated financial information presented in this section for the periods ended September 30, 2012 and 2013 has been prepared in accordance with IFRS. In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included financial information classified by the business segments that we use for internal reporting purposes. Information about our business segments is reported under our internal reporting policies in Chilean GAAP, which differ in significant respects from IFRS.

Net Income

The following table displays the main components of our net income, as detailed in our Unaudited Consolidated Financial Statements:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Net interest income	693,155	773,358	11.6%
Net fees and commissions income	212,500	215,854	1.6
Other income (loss), net	49,420	87,825	77.7
Provisions for loan losses	(118,551)	(154,460)	30.3
Operating expenses	(458,044)	(449,255)	(1.9)
Income attributable to associates	648	1,792	176.5

Income before income taxes	379,128	475,114	25.3
Income taxes	(41,631)	(64,218)	54.3

Net income	337,497	410,896	21.7%

Our net income totaled Ch$410,896 million for the nine months ended September 30, 2013. This represents a 21.7% annual increase as compared to the Ch$337,497 million recorded during the same period in 2012. This annual increase in results is notable in light of the macroeconomic scenario we faced during 2013, which has been characterized by low inflation (as measured for UF) and a tempered slowdown in economic activity. The main factors explaining our net income increase were as follows:

•

A loan book that continues to grow steadily. Our average loan balance increased by 9.0% as of September 30, 2013 as compared to a year earlier. This expansion has been primarily driven by growth in Retail Banking, with average loans increasing by 12.6%. On the other hand, our Wholesale Banking segment posted lower growth, with a 4.3% annual increase in average balances. These trends were the reflection of a local consumption rate that has remained solid and supported the demand for credit from individuals (mostly the higher and middle income segments) and SME banking. Conversely, growth in the wholesale market has been tempered by slowing investment rates and fierce competition from other banks and international debt markets. In addition to loan growth, we have experienced a slight uptick in overall lending spreads.

•

Non-interest bearing deposits that maintain attractive growth rates, encouraged by our high credit ratings. Our average balances of current accounts and demand deposits recorded a 10.1% increase. Our non-interest bearing liabilities fund an important portion of our assets (approximately 23.5%), which provides us with a significant competitive advantage within the Chilean banking industry. Thus, the expansion of these balances has benefited the funding of our interest earning assets amid a scenario of flat short-term interest rates.

•

Higher contribution from currency (UF) and term mismatches. Despite lower inflation, a temporary higher exposure to UF resulted in higher revenues. This was supplemented by a more sloped term structure of interest rates in 2013 as compared to 2012 that benefited term gapping.

•

Higher revenues from our investment portfolio. We recorded greater sales in our available-for-sale (“AFS”) portfolio of approximately Ch$7,716 million for the nine months ended September 30, 2013 as compared to the same period in 2012. This was mainly caused by the sale of our position in MasterCard shares for a gain of nearly Ch$4,600 million.

•

Fees and commissions that continue to represent an important source of revenues. Although our fee-based income rose slightly by 1.6% on a yearly basis, from Ch$212,500 million for the nine months ended September 30, 2012 to Ch$215,854 million for the nine months ended September 30, 2013, this line item has become a stable source of revenues. Also, worth noting is this small increase occurred amid a scenario of changes in insurance brokerage regulations (effective January 1, 2013) that affected fee income across the industry. Nevertheless, we overcame these changes with innovative value offerings that resulted in higher revenues from insurance brokerage. Our net fees and commissions income also benefited from higher revenues associated with the collection of overdue loans and the management of contingent loans (standby letters, guarantees, etc). These positive factors enabled us to more than offset lower fees from stock brokerage and mutual funds management.

•

Improved operating efficiency. Based on our cost control focus, efficiencies from our increasing business scale and continuously improving internal processes that have increased our productivity, we have been able to maintain a stable cost base, in spite of the growth of our business. During the nine months ended September 30, 2013, our operating expenses amounted to Ch$449,255 million, which were 1.9% below the figure posted a year earlier. As a result, we attained an efficiency ratio of 41.7% as of September 30, 2013.

The above enabled us to more than offset some negative factors, which included (i) provisions for loan losses that increased by 30.3%, largely driven by a financial deterioration in certain specific wholesale customers and a volume effect linked to loan growth in retail banking, and (ii) a sharp increase of 54.3% in income tax as a result of a loss of the tax benefits obtained in 2012 associated with our deferred taxes, due to the increase in the corporate tax rate, and the increase in income before income taxes in 2013.

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses, as well as average interest earning assets and average interest bearing liabilities, for the nine-month periods ended September 30, 2012 and 2013.

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Interest revenue	1,191,129	1,277,260	7.2%
Interest expense	(497,974)	(503,902)	1.2

Net interest income	693,155	773,358	11.6%

Net interest margin(1)(2)	4.52%	4.62%	—

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on the basis of our daily balances for the Bank and on the basis of monthly balances for our subsidiaries.

(2)	Net interest margin does not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

Our net interest income amounted to Ch$773,358 million for the nine months ended September 30, 2013, which represents a 11.6% increase from the same period of 2012. This annual increase was primarily the result of:

•

Average balances of loans that increased by 9.0%. This increase was primarily due to higher growth in retail loans. Retail average loans recorded a 12.6% increase as of September 30, 2013, compared to average loans in the wholesale segment posting a 4.3% increase. The effect of these increases, together with slightly higher lending spreads, especially in the wholesale market, fostered greater revenues from loans by approximately Ch$44,327 million in the nine months ending September 30, 2013 as compared to the same period of 2012.

•

Non-interest bearing liabilities that continue to be a key driver in our business model. Our average balances of current accounts and demand deposits recorded a 10.1% increase. Amid a scenario of flat short-term interest rates, primarily as a result of a monetary policy interest rate that stayed fixed at 5.0% during the last 20 months, the greater average balances allowed us to increase the profitability of our interest earning assets by approximately Ch$18,692 million.

•

Larger currency exposure (UF) in 2013 as compared to 2012. This was the result of expectations of a more normalized inflation rate during the third quarter of 2013, which led us to temporarily increase our exposure to the UF. As a result and despite a lower UF variation as of September 30, 2013 (1.10%) as compared to the same period of 2012 (1.33%), the contribution of our UF net asset position increased by approximately Ch$10,309 million. This was supplemented by a higher sloped yield curve in 2013 as compared to 2012, which lead to increased benefits from term gapping.

As a consequence, slightly higher lending spreads, higher contribution from our UF position and an improved cost of funding resulted in an 11.6% increase in net interest income. This increase proportionally exceeded the expansion in our interest earning assets during the same period. Accordingly, our net interest margin increased from 4.52% as of September 30, 2012 to 4.62% as of September 30, 2013.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Interest revenue	1,191,129	1,277,260	7.2%
Average interest earning assets:
Commercial loans	11,425,067	12,238,246	7.1
Residential mortgage loans	3,858,153	4,390,430	13.8
Consumer loans	2,621,263	2,884,512	10.0

Total loans	17,904,483	19,513,188	9.0

Cash and due from banks	358,704	407,978	13.7
Repurchase agreements	41,870	27,396	(34.6)
Financial investments	1,775,837	1,917,689	8.0
Loans and advance to banks	364,345	464,971	27.6

Total	20,445,239	22,331,222	9.2%

Average rates earned on total interest earning assets(1)(2):
Average nominal rates	7.77%	7.63%	—

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” in our 2012 Annual Report.
(2)	Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

Our interest revenues increased by 7.2% on a yearly basis, from Ch$1,191,129 million for the nine months ended September 30, 2012 to Ch$1,277,260 million for the nine months ended September 30, 2013. This increase is primarily explained by average loans that recorded a 9.0% rise, together with slightly higher lending spreads. These factors enabled us to more than offset the effects of lower inflation on UF-indexed assets. Measured as UF variation, inflation decreased from 1.33% in the nine months ended September 30, 2012 to 1.10% in the same period of 2013. All in all, the average yield earned on our interest earning assets slightly decreased from 7.77% as of September 30, 2012 to 7.63% as of September 30, 2013.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Interest expense	497,974	503,902	1.2%

Average interest-bearing liabilities:
Saving accounts and time deposits(1)	9,304,791	9,750,498	4.8
Securities under agreements to repurchase	297,712	291,563	(2.1)
Borrowings from financial institutions	1,555,279	1,175,336	(24.4)
Debt issued	2,721,292	3,606,382	32.5
Other financial obligations	170,094	172,719	1.5

Total	14,049,168	14,996,498	6.7%

Average (Chilean peso-denominated) non-interest bearing current account and demand deposits	4,906,089	5,403,091	10.1%
Average rates paid on total interest bearing liabilities(2):
Average nominal rates	4.73%	4.48%

(1)	Includes interest-earning demand deposits.
(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” in our 2012 Annual Report.

Our interest expense increased by 1.2%, from Ch$497,974 million as of September 30, 2012 to Ch$503,902 million as of September 30, 2013. The rise in interest expense was proportionally lower than the increase in interest revenue, which explained the growth posted by our net interest income and margins. The tempered increase in interest expense was primarily attributable to: (i) a funding structure that continued to be highly composed of non-interest bearing liabilities such as current accounts and demand deposits, representing 23.5% of our total assets, which contributed to a lower cost of funding in spite of flat short-term interest rates and (ii) an increasingly diversified funding structure, especially through the placement of long-term debt in overseas markets, which given our high credit ratings has enabled us to benefit from lower risk premiums. As a result of the above, the average cost of funding from interest bearing liabilities decreased from 4.73% as of September 30, 2012 to 4.48% as of September 30, 2013.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Mutual funds	42,645	40,628	(4.7)
Insurance Brokerage	45,512	48,201	5.9
Current accounts, overdrafts, credit lines and credit cards	45,488	43,509	(4.4)
Sight accounts and ATMs	21,035	21,751	3.4
Stock brokerage	8,108	7,896	(2.6)
Collection of over-due loans	14,478	16,715	15.5
Cash management services	10,824	10,919	0.9
Letters of credit, guarantees, collateral and other contingent loans	9,518	11,564	21.5
Custody and trust services	4,566	5,031	10.2
Foreign trade and currency exchange	4,345	5,107	17.5
Financial advisory services	2,908	1,995	(31.4)
Credits and factoring	2,724	1,615	(40.7)
Collection services	951	614	(35.4)
Teller services expenses	(18)	410	—
Credit pre-evaluation services	(1,584)	(1,671)	5.5
Other	1,000	1,570	57.0

Total	212,500	215,854	1.6%

Despite some regulations that have affected our fee income from the insurance brokerage business since January 1, 2013, our net fees and commissions income continues to be an important source of revenues for us. For the nine months ended September 30, 2013 this income accounted for Ch$215,854 million, which exceeded by 1.6% the Ch$215,500 million recorded for the same period in 2012. This increase was mainly attributable to:

•

Higher fees and commission income from our insurance brokerage business. In spite of the previously mentioned regulation affecting this business, we overcame its effects by developing new products and services and taking advantage of higher consumption, real salaries and banking activity. Based on a 7.3% increase in written premiums, our insurance brokerage fee income grew from Ch$45,512 million for the nine months ended September 30, 2012 to Ch$48,201 million for the nine months ended September 30, 2013. This reflects an increase of 5.9% (Ch$2,689 million).

•

An increase in fee income associated with the collection of overdue loans. As a result of our loan growth, which produced a volume effect on overdue loans, and also due to evidence of economic slowdown, we have tightened our credit process from assessment through collection. As a result, fee income from these activities has increased by 15.5% (Ch$2,237 million), from Ch$14,478 million for the nine months ended September 30, 2012 to Ch$16,715 million for the nine months ended September 30, 2013.

•

Greater fee income from contingent loans, such as letters of credit, guarantees, collateral and other contingent loans, associated with the support provided to our customers in foreign exchange transactions (import / export). As a result, our fee income related to these activities increased by 21.5% (Ch$2,046 million), from Ch$9,518 million for the nine months ended September 30, 2012 to Ch$11,564 million for the nine months ended September 30, 2013.

•

The above positive factors were partially offset by: (i) a decrease of 4.7% in fee income from mutual funds management, which is related to a commercial mix effect (investors have been more oriented to fixed income) rather than a decrease in the volume of assets under management, which have increased 2.8%, and (ii) a decrease of 4.4% (Ch$1,979 million) in fee income from some core banking services, like current accounts, overdrafts, credit lines and credit cards, from Ch$45,488 million for the nine months ended September 30, 2012 to Ch$43,509 million in the same period of 2013.

Other Income (Loss), Net

Other income (loss), net, consists of net gains and losses from financial operating income, net gains and losses from foreign exchange transactions and other operating income. Financial operating income results include gains and losses realized on the sale of securities, gains and losses from the marking to market of securities and interest rate and currency derivatives at the end of the period. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the end of period translation of foreign currency denominated assets and liabilities into pesos. Foreign exchange results also include net adjustments on U.S. dollar-indexed domestic currency transactions and existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other income (loss), net, for the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Net financial operating income
Interest accrued on trading securities	7,419	8,452	13.9%
Gains on sales and mark to market	6,961	16,119	131.6
Gains (losses) on derivatives contracts	(5,777)	8,274	—
Gains (losses) from sales of loans	(112)	292	—

Total net financial operating (loss) income	8,491	33,137	290.3
Foreign exchange transactions, net	24,829	36,764	48.1
Other operating income	16,100	17,924	11.3

Total	49,420	87,825	77.7%

Our other income (loss) net recorded a 77.7% increase, from Ch$49,420 million for the nine months ended September 30, 2012 to Ch$87,825 million for the nine months ended September 30, 2013. This increase was mainly attributable to a 28.9% increase in results from the management of our investment portfolio, from Ch$14,268 million for the nine months ended September 30, 2012 (including interest accrued on trading securities of Ch$7,419 million, gains on sales and marking to market of Ch$6,961 million and losses from sales of loans of Ch$112 million) to Ch$24,863 million for the nine months ended September 30, 2013 (including interest accrued on trading securities of Ch$8,452 million, gains on sales and marking to market of Ch$16,119 million and gains from sales of loans of Ch$292 million). The net increase of Ch$10,595 million was largely explained by (i) greater sales in our available-for-sale portfolio for a total amount of Ch$7,716 million, which included a gain on the sale of MasterCard shares of approximately Ch$4,600 million, and (ii) greater results of approximately Ch$1,442 million from assets held for trading. Similarly, revenues from derivative positions, net of foreign exchange transactions, recorded a significant 136.4% annual increase from Ch$19,052 million for the nine months ended September 30, 2012 (including losses on derivatives contracts of Ch$5,777 million and gains in foreign exchange transactions of Ch$24,829 million) to Ch$45,038 million (including gains on derivatives contracts of Ch$8,274 million and gains in foreign exchange transactions of Ch$36,764 million) for the nine months ended September 30, 2013. This was primarily the consequence of favorable market conditions that were anticipated by our treasury and money market operations segment. Also worth mentioning is a positive exchange rate effect on the hedge of our U.S.$-denominated provisions for loan losses due to an 8.7% decrease in the Ch$/U.S.$ exchange rate in the nine-month period ended September 30, 2012 as compared to a 5.3% increase in the Ch$/U.S.$ exchange rate for the nine-month period ended September 30, 2013.

Provisions for Loan Losses

We recognize allowances to cover potential credit losses in accordance with IFRS. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” in our 2012 Annual Report and Note 10(b) to our Unaudited Consolidated Financial Statements. According to applicable regulations, the amount of provisions charged to income in any period consists of the net provisions for possible loan losses.

The following table displays information with respect to our provisions and allowances for loan losses, as well as our charge-offs, for the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Provisions:
Gross provisions for loan losses	148,246	184,781	24.6%
Total loan loss recoveries	(29,695)	(30,321)	(2.1)
Net provisions for loan losses	118,551	154,460	30.3
Charge-offs:
Total charge-offs	136,952	144,220	5.3
Net charge-offs	107,257	113,899	6.2
Other asset quality data:
Total loans	18,385,100	20,423,462	11.1
Allowances for loan losses	372,550	412,653	10.8
Allowances for loan losses as a percentage of total loans	2.03%	2.02%
Average loans	17,904,483	19,513,188	9.0%
Provisions for loan losses as a percentage of average loans	0.88%	1.06%

Our net provisions for loan losses increased by 30.3% from Ch$118,551 million for the nine months ended September 30, 2012 to Ch$154,460 million for the nine months ended September 30, 2013. The primary drivers behind this increase of Ch$35,909 million were:

•

A volume effect associated with a 9.0% expansion in our average loans. All else being equal, the effect of loan growth on our provisions for loan losses amounted to approximately Ch$17,100 million. This is mostly composed of credit risk charges related to the increase of 12.6% in average loans of our Retail Banking segment. Accordingly, the increase in provisions for loan losses has been consistent with our focus on increasingly penetrating the retail market without major issues of credit risk deterioration.

•

A negative exchange rate effect on our loan loss provisions denominated in U.S. dollars. During the nine-month period ended September 30, 2012, the Ch$/U.S.$ exchange rate decreased by 8.7%, which had a positive impact of approximately Ch$5,980 million on our U.S.$-indexed provisions for loan losses. Conversely, during the nine-month period ended September 30, 2013, the Ch$/U.S.$ exchange rate posted an increase of 5.3%, with a negative effect of nearly Ch$4,040 million on provisions for loan losses denominated in U.S. dollars. Overall, the net exchange rate effect explains approximately Ch$10,020 million of greater provisions for loan losses.

•

A net deterioration of approximately Ch$5,600 million associated with specific risk events of certain wholesale customers. This is explained by greater releases of loan loss provisions in the nine month-period ended September 30, 2012 as compared to the same period of 2013, caused by credit risk upgrades in this segment.

As a result of the above, our credit quality indicators recorded a tempered deterioration, largely explained by the previously mentioned exchange rate effect. In fact, our ratio of provisions for loans losses as a percentage of average loans increased from 0.88% as September 30, 2012 to 1.06% as of September 30, 2013. We believe this small nine basis point annual increase is consistent with our growth strategy and demonstrates our commitment to asset quality, since most of the change is explained by shifts in the exchange rate rather than a deterioration in credit risk. Also, it is worth noting that the negative impact of exchange rate in provisions for loan losses is largely covered in operating revenues by the asset derivatives position that hedges our exposure to U.S.$-denominated provisions for loan losses.

Operating Expenses

The following table sets forth information regarding our operating expenses for the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
IFRS:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Personnel expenses	231,632	234,191	1.1%
Administrative expenses:
Advertising	21,209	20,522	(3.2)
Building maintenance	21,830	20,997	(3.8)
Rentals and insurance	17,262	18,269	5.8
Office supplies	4,796	6,556	36.7
Other expenses	110,951	117,965	6.3

Total administrative expenses	176,048	184,309	4.7
Depreciation and amortization	26,874	20,202	(24.8)
Impairments	648	133	(79.5)
Other operating expenses	22,842	10,420	(54.4)

Total	458,044	449,255	(1.9)%

Our cost base has remained stable over the last two years. For the nine months ended September 30, 2012 our operating expenses amounted to Ch$458,044 million as compared to the Ch$449,255 million for the nine months ended September 30, 2013. This represents a slight 1.9% decrease. Our stable operating expenses, amid growing operating revenues, has been the result of operating efficiencies from increasing business scale and continuously improving operating processes that have translated into higher productivity. As mentioned earlier, this has positively impacted our cost-to-income ratio. The primary factors that supported this moderate increase in operating expenses were:

•

A 4.7% increase in administrative expenses. This line item grew Ch$8,261 million, from Ch$176,048 million as of September 30, 2012 to Ch$184,309 million as of September 30, 2013. The increase was primarily attributable to: (i) other administrative expenses that increased by Ch$7,014 million, based on higher information technology and communication expenses that grew by Ch$1,907 million and greater expenses related to outsourced services by Ch$4,188 million, (ii) office supplies expenses that increased by Ch$1,760 million, which was supported by the purchase of password-generating devices (Ch$1,274 million) to be distributed among our customers in order to improve the security of electronic money transfers, and (iii) rentals and insurance expenses that increased by Ch$1,007 million in line with increasing rental costs in some cities. These elements were partially offset by maintenance expenses that decreased Ch$833 million, in line with a plan intended to improve the efficiency of our distribution network by shutting down some locations. We also reduced advertising expenses by Ch$687 million.

•

Personnel expenses that increased only 1.1% from Ch$231,632 million for the nine months ended September 30, 2012 to Ch$234,191 million for the nine months ended September 30, 2013. The small increase in personnel expenses correlates with a similar increase in headcount. This reflects the gains we have achieved in productivity and efficiency as our headcount remains steady while our commercial activity continues to post sustained growth. The increase of Ch$2,559 million in personnel expenses was primarily due to (i) salary expenses that increased Ch$8,277 million (6.1%), as a result of the rise in headcount and higher salaries, (ii) a decrease of Ch$3,166 million (5.9%) in bonuses and (iii) a decline of Ch$2,576 million (28.1%) in severance payments.

•

The above factors that increased our cost base were partially offset by other operating expenses that decreased from Ch$22,842 million for the nine months ended September 30, 2012 to Ch$10,420 million for the nine months ended September 30, 2013. This decrease of Ch$12,422 million is partially explained by lower operational write-offs by Ch$4,618 million in the nine-month period ended September 30, 2013 as compared to the same period of 2012. This was mainly explained by the implementation of an online current account system during 2012. In addition, in the nine-month period ended September 30, 2013, we incurred Ch$8,575 million in provisions for general expenses, which decreased to Ch$6,000 million in the same period of 2013. We also recorded a decrease of Ch$2,967 million in contingency provisions.

Income Tax

Under Law No. 19,396 we are permitted to deduct dividend payments made to SAOS from our taxable income. Consequently, our effective tax rate is lower than the statutory corporate income tax rate. Additionally, but to a lesser extent, differences in the tax treatment for monetary correction, as well as provisions on individual loans and for charge-offs related to past-due loans, have an impact on our effective tax rate. Finally, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

On July 31, 2010, the Chilean Congress enacted Law No. 20,455 in response to the February 27, 2010 earthquake, which temporarily increased the statutory corporate income tax rate from 17.0% to 20.0% for 2011 and 18.5% for 2012, returning to 17.0% since 2013. In 2012 the government submitted a tax reform bill to the Congress, which was finally passed on September 27, 2012 (Law No. 20,630), establishing a new statutory corporate income tax rate of 20.0% from 2012 onwards.

Our income tax expense increased 54.3%, from Ch$41,631 million for the period ending September 30, 2012 to Ch$64,218 million during the same period of 2013. The annual increase of Ch$22,497 million, which is proportionally higher than the increase posted by our income before income tax, caused a yearly increase in the effective tax rate from 11.0% in the nine-month period ended September 30, 2012 to 13.5% in the same period of 2013.

The increase in the effective tax rate is largely explained by the previously mentioned change in the statutory corporate tax rate. This modification prompted one-off tax benefits associated with our deferred tax asset position, as a result of the increase in the tax rate from 18.5% for 2012 and 17.0% since 2013 (as formerly established by Law No. 20,455) to 20.0% from 2012 onwards (as later established by Law No. 20,630).

Business Segments

As mentioned earlier, we have organized our operations and commercial strategies into four business segments, which are defined according to the type of products and services offered to target customers.

To the extent that it is available and because we believe it is useful in analyzing our results, we have included information on a consolidated basis by business segments, disclosed under our Internal Reporting Policies. A summary of differences between IFRS and our Internal Reporting Policies is presented under “—Summary of Differences between Internal Reporting Policies and IFRS.”

The accounting policies described in the summary of accounting principles in “—Critical Accounting Policies” apply to all business segments. Matters such as the evaluation of segment performance and decision-making processes regarding goals and allocation of resources for each segment are based on a cost-benefit analysis and are aligned with our overall strategic goals.

In order to measure each segment’s financial performance, we use a business segment-based profitability system, which allows us to obtain information for each business segment relative to income, balances, revenues and expenses, among other indicators. This system has been internally developed in order to serve our specific requirements and we continuously work to improve it. In addition, business segment information is subject to general internal auditing procedures to ensure its integrity and usefulness for management decision-making.

The financial information used to measure the performance of our business segments is not necessarily comparable to similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare the information of our operating segments are similar to those described in Note 4 to our Unaudited Consolidated Financial Statements, except as noted below:

•

The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, due to the difference between the effective individual transaction rate and our related fund transfer price in terms of maturity, re-pricing and currency.

•	The results associated with gap management (interest rate and currency mismatches) are allocated to the business segments in proportion to the loans and demand deposits managed by each segment.

•

For purposes of allocating the effect of funding through capital and reserves, the internal performance profitability system considers capital allocation in each segment in accordance with Basel guidelines.

•

In addition to direct costs (consisting mainly of labor and administrative expenses of the business segments), we allocate all of our direct and indirect operating costs of back office and support units to each business segment by utilizing the most relevant business driver to assign such costs to a specific segment.

•

We apply Chilean GAAP, as required by the SBIF, when measuring and recording allowances for loan losses, assets received in lieu of payments, minimum dividend allowances and other minor items for internal reporting purposes. These accounting principles significantly differ in certain respects from IFRS. A description of these differences is presented below under “—Summary of Differences between Internal Reporting Policies and IFRS.”

On July 1, 2013, our former factoring subsidiary (Banchile Factoring S.A.) was merged into the Bank. For accounting purposes, this subsidiary was previously presented under the Operations Through Subsidiaries business segment. As result of being absorbed by the Bank, the operations of this former subsidiary are now presented and allocated under our Retail and Wholesale Banking segments. Accordingly and for comparative purposes, information related to operations of our business segments has been restated for previous periods.

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the nine-month periods ended September 30, 2012 and 2013:

	Nine Months Ended September 30,		% Increase (Decrease)
BANK’S INTERNAL REPORTING POLICIES:	2012	2013	2012/2013
	(in millions of Ch$, except percentages)%
Retail Banking	171,368	212,629	24.1%
Wholesale Banking	148,108	191,908	29.6
Treasury and Money Market Operations	14,116	7,607	(46.1)
Operations Through Subsidiaries	27,078	25,265	(6.7)
Other	—	—	—

Income before Income tax	360,670	437,409	21.3%

Retail Banking

For the nine months ended September 30, 2013 our Retail Banking segment recorded income before income tax of Ch$212,629 million, which favorably compares to the Ch$171,368 million posted in the same period of 2012. This evolution represents a 24.1% increase that was primarily influenced by operating revenues that rose 10.1%. The segment’s operating revenues increased from Ch$611,728 million for the nine months ended September 30, 2012 to Ch$673,771 million for the nine months ended September 30, 2013, principally due to:

•

Average loans that continued to grow at double-digit growth rates. For the nine months ended September 30, 2013, the average loans extended by our Retail Banking segment recorded a 12.6% increase. This growth was primarily driven by our penetration in residential mortgage loans, with average balances increasing by 13.7%. Also worth mentioning is our focus on SMEs that has translated into average commercial loan growth of 13.4% for the nine months ended September 30, 2013 as compared to the same period in 2012. Lastly, consumer loans have maintained a solid upward trend with an expansion of 10.2% in average balances. In this regard we have prioritized growth in the upper and middle income segments while being prudent in managing our exposure to the lower income segment. These volume trends were partially offset by a slight decrease in lending spreads.

•

Non-interest bearing deposits that have maintained attractive growth rates. For the nine months ended September 30, 2013, the segment’s average balances of current accounts and demand deposits increased 11.6% as compared to the same period in 2012. This benefited the margin of interest-earning assets held by the segment, based on a lower cost of funding, despite nominal interest rates that remained almost flat.

•

A greater contribution from the segment’s exposure to inflation. The Bank’s strategy of proactively managing its UF net asset position also benefited the Retail Banking segment. This was primarily the result of a volume effect that allowed us to offset a decrease in inflation (measured as UF variation). Also, market conditions resulted in a more favorable term structure, increasing revenues from gapping.

The above factors were partially offset by:

•

Provisions for loan losses that increased by 14.3%, from Ch$137,831 million for the nine months ended September 2012 to Ch$157,492 million in the same period of 2013. This was primarily the result of: (i) a volume effect associated with loan growth that explains approximately 86.9% of the annual variance in the segment’s provisions for loan losses and (ii) the allocation in this segment of approximately half of the total amount of additional provisions (Ch$7,388 million) charged in the nine months ended September 30, 2013.

•	Operating expenses that slightly increased by 0.6%, from Ch$302,912 million for the nine-month period ending September 30, 2012 to Ch$304,709 million for the same period in 2013.

Wholesale Banking

Our Wholesale Banking segment recorded income before income tax of Ch$191,908 million for the nine-month period ended September 30, 2013. This figure was 29.6% above the income before income tax recorded by the segment in the same period in 2012. The increase in the segment’s income before income tax was primarily explained by:

•	Operating revenues that grew 21.1%. This increase was mainly caused by:

•

A loan portfolio that continues to grow, although at lower rates than in the Retail Banking segment. Our wholesale average loans increased by 4.3%. This increase was mainly driven by significant growth in large companies (companies with annual sales between Ch$1,600 million and Ch$70,000 million) with average loans increasing 12.6%. Conversely, average loans extended to corporations (annual sales above Ch$70,000 million) decreased by 4.7%. The segment’s overall growth includes the acquisition of a portfolio of commercial loans from a local bank for approximately Ch$430,000 million during the third quarter of 2013. The downward trend in loans to corporations had to do not only with increased competition within the local banking industry but also from local and international debt markets, which have become an attractive source of funding for Chilean companies that benefit from a low country risk premium. Unlike other players, we have tried to maintain a fair risk-return relationship, so we have taken a more cautious commercial approach, especially in lending to corporations. As a result, the overall growth in average loans for our Wholesale Banking segment has been accompanied by a slight increase in lending spreads.

•

A 6.9% increase in average balances of current accounts and demand deposits. The expansion in the segment’s non-interest bearing liabilities improved the funding of interest earning assets held by the segment, which translated into higher margins.

•

Higher inflation and more term gapping possibilities. Similarly to our Retail Banking segment, the Bank’s greater exposure to UF assets increased the operating revenues posted by this segment. This was supplemented by a higher-sloped term structure that increased revenues from gapping.

•

A positive exchange rate effect. In the nine-month period ended September 30, 2012 the Ch$/U.S.$ exchange rate decreased by 8.7%. This compares to the 5.3% increase in the exchange rate in the nine-month period ended September 30, 2013. In total, the positive net exchange rate effect embedded in the segment’s operating revenues amounts to approximately Ch$10,020 million on an annual basis.

•

A 9.7% decrease in operating expenses, from Ch$93,188 million for the nine months ended September 30, 2012 to Ch$84,173 million for the nine months ended September 30, 2013. The decrease in the segment’s cost structure was mainly related to lower growth in commercial activity as compared to 2012. Also, there have been lower allocated costs associated with information technology projects under development.

All of the above was partially offset by an increase of Ch$16,453 million in provisions for loan losses, from a net release of Ch$176 million for the nine months ended September 30, 2012 to a net charge of Ch$16,276 million in the same period in 2013. The variance in credit risk charges was mainly due to: (i) a negative net exchange rate effect of approximately Ch$10,020 on U.S.$-denominated provisions for loan losses as a result of the exchange rate variation mentioned above, (ii) approximately half of the additional provisions (Ch$7,388 million) recognized by the Bank as of September 30, 2013 that was allocated to this segment, and (iii) a net risk profile deterioration of certain wholesale customers from diverse economic sectors.

Treasury and Money Market Operations

Our treasury and money market operations segment recorded a decrease of Ch$65,510 million in income before income tax, from Ch$14,116 million for the nine months ended September 30, 2012 to Ch$7,607 million in the same period in 2013. This annual variance represents a 46.1% decrease in the segment’s bottom line. The primary drivers explaining this behavior in net results were:

•

Lower inflation. In the nine-month period ended September 30, 2012 the UF posted an increase of 1.33% as compared to the 1.10% increase recorded in the same period of 2013. The lower inflation (measured as UF variation) reduced the accrual of UF-denominated fixed-income securities held in the Bank’s investment portfolio, which is managed by this segment.

•

Lower results associated with our trading portfolio. This was the combination of opposing effects. On the one hand there were some favorable net shifts in yield curves on which we held derivatives and/or spot positions. On the other hand, these effects were more than offset by a charge of approximately Ch$6,500 million related to the first adoption of Counterparty Value Adjustment (CVA) intended to recognize credit risk exposure for positions held in derivatives.

The above was partially offset by higher sales in our AFS portfolio. In the nine-month period ended September 30, 2013 we carried out sales of Ch$11,137 million as compared to the Ch$5,620 million sold in the same period of 2012. The sales realized in 2013 included the sale of our position in MasterCard shares, which translated into a gain of approximately Ch$4,600 million and explained most of the annual variance.

Operations Through Subsidiaries

Our subsidiaries recorded income before income tax of Ch$25,265 million for the nine months ended September 30, 2013. This figure represented an annual decrease of approximately 6.7% as compared to the Ch$27,078 recorded in the same period of 2012. This decrease was fostered by:

•

A decrease of approximately Ch$1,782 million of income before income tax in our Mutual Funds subsidiary. This decrease was caused by a mix rather than a volume effect. In fact, as of September 30, 2013, the average volume of assets under management held by this subsidiary grew by 2.8%, while the number of mutual funds participants increased by 3.8%. However, these positive business trends were more than offset by an unfavorable commercial mix effect associated with diminished possibilities for short-term gains in the stock markets that encouraged investors to prefer fixed-income securities. Since fixed-income transactions generate lower commissions, the subsidiary’s operation margin has been affected by investors’ new preferences. Also, the decline in results is in line with a highly competitive environment.

•

A decline in the income before income tax of our Stock Brokerage subsidiary by approximately Ch$1,090 million. This is primarily explained by lower revenues from currency trading and no significant changes in stock trading turnover, which has remained almost flat. The effect of these factors has been amplified by higher operating expenses associated with organizational restructuring.

•

A decrease of approximately Ch$1,084 million in income before income tax in our Financial Advisory subsidiary. This is explained by higher advisory activity in terms of the number of transactions, but smaller transaction amounts than in the nine months ended September 30, 2012.

The above factors were partly offset by:

•

An increase of approximately Ch$1,223 million in income before income tax in our Insurance Brokerage subsidiary. Despite the effect of new regulations in this business, our subsidiary has been able to benefit from the design and implementation of improved value offerings and take advantage of the economic cycle that has prompted higher consumption and real salaries but is slowing down moderately. As a result, the average amount of written premiums managed by the subsidiary increased by approximately 7.3% on an annual basis.

•

An increase of approximately Ch$1,099 million in income before income tax recorded by our Collection Services subsidiary. This is explained by the moderate slowdown observed in the local economy that has ultimately increased the demand for these kinds of services.

Summary of Differences Between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the nine-month periods ended September 30, 2012 and 2013 in accordance with our internal reporting policies (Chilean GAAP) and under IFRS:

	Nine Months Ended September 30,
	2012	2013
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	360,669	437,409
Reconciliation to IFRS	18,459	37,705

Income before income tax (IFRS)	379,128	475,114
Net income (Internal Reporting Policies)	327,911	380,720
Reconciliation to IFRS	9,586	30,176

Net income (IFRS)	337,497	410,896
Equity (Internal Reporting Policies)	1,834,543	2,225,831
Reconciliation to IFRS	398,948	465,318

Equity (IFRS)	2,233,491	2,691,149

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. As a result of these accounting policy differences, the impact on our net income under IFRS was Ch$1,372 million and Ch$2,886 million lower than our internally reported net income for the nine months ended September 30, 2012 and 2013, respectively.

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the SBIF based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows. According to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized. As a result of this accounting policy difference, there was no impact on our net income under IFRS for the nine months ended September 30, 2012, as no additional provisions were established, but our net income under IFRS for the nine months ended September 30, 2013 was Ch$7,388 million higher than our internally reported net income for this period.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the SBIF. Under IFRS, these assets are deemed non current assets held for sale and their accounting treatment is set by IFRS 5 “Non Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5, these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired. As a result of this accounting policy difference, our net income under IFRS was Ch$2,282 million and Ch$1,507 million higher than our net income internally reported for the nine months ended September 30, 2012 and 2013, respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements. In accordance with internal reporting policies, we record a minimum dividend allowance based on our distribution policy, which requires distribution of at least 70% of the period’s net income, as permitted by the SBIF. For the nine months ended September 30, 2012 and 2013, the Bank recorded allowances of Ch$214,885 million and Ch$247,569 million, respectively. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income, only in equity.

LIQUIDITY AND CAPITAL RESOURCES

Overview

A sound liquidity strategy must be focused on ensuring that funds are available to honor our financial commitments when they are due and also to take advantage of attractive business opportunities. To accomplish this, we monitor funding liquidity (i.e., the ability to raise funds when they are needed without incurring abnormal costs) and trading liquidity (i.e., the ability to easily decrease debt held in our portfolios and/or offset price risk positions generated by derivative transactions).

Liquidity risk can be technically broken down into two types of risks: trading liquidity risk and funding liquidity risk. Trading liquidity risk deals with the inability to decrease cash positions (bonds, loans, etc.) and/or offset price risks generated by derivatives transactions and funding liquidity risk is related to our inability to raise funds. Both risks can lead to potentially adverse scenarios that might make the bank unable to meet its payment obligations and/or potential payment obligations when they become due.

These two risks are jointly managed but by utilizing different tools, as detailed below.

Trading Liquidity Risk Management

Holding a stake of debt instruments with deep secondary markets ensures trading liquidity. Central Bank and government instruments and short-term banks’ time deposits show these characteristics. These kinds of instruments are held in our trading portfolio and comprise some portion of the AFS portfolio. In addition, mortgage bonds issued by banks resident in Chile and corporate bonds are also part of the AFS portfolio.

Even though mortgage and corporate bonds show much less trading liquidity than Central Bank and government instruments, the former may be sold to the Central Bank under repurchase agreements. Government instruments and short-term banks’ time deposits can also be sold to the Central Bank under repurchase agreements.

Funding Liquidity Risk Management

Diversifying funding sources and avoiding a concentration of large fund providers or funding maturity dates are means to ensure funding liquidity. We diversify through the establishment of triggers that monitor concentrations of funding sources, maturities, currencies, etc. The aggregation of significant fund providers by currency is monitored as a percentage of our current liabilities.

In particular, our funding strategy aims to satisfy our customers’ needs and to enhance our product base offering while maintaining a prudent diversification profile across products, currencies and maturities. We are focused on broadening the current core and diversified funding obtained through the retail banking business. In addition, we are continuously issuing either senior or subordinated bonds in order to match both the liquidity and the interest rate risk generated by our long-term loans.

In addition to our own metrics in place to monitor liquidity, the Central Bank and the SBIF have established regulations regarding liquidity, which include: minimum reserve requirements for deposits, minimum “technical” reserve requirements and maximum expected outflows for the following 30 and 90 days.

The Central Bank has established a minimum reserve of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be complied with separately for each currency (Chilean Peso and foreign currencies).

In addition, we are subject to a “technical” reserve requirement applicable to all banks that operate in Chile. The daily balance of deposits and obligations payable on demand, except for obligations with other banks, may not exceed 2.5 times the amount of a bank’s Regulatory Capital. Deposits and obligations payable on demand include:

•	deposits in current accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	savings deposits that allow unconditional withdrawals that bear a stated maturity; and

•	other deposits unconditionally payable immediately.

Chilean regulations also require that the expected net outflows within the following 30 days not exceed the amount of a bank’s Basic Capital and the expected net outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital. Expected outflows may include behavioral assumptions. Measurements must be made separately, by currency.

Mandatory metrics requested by the SBIF and other metrics developed by us utilizing internal models are prepared daily by our risk management teams. These reports are submitted daily to the corresponding treasury areas, which are in charge of overseeing and managing our liquidity. The Asset Liability Committee also monitors these metrics on a monthly basis.

Given our internal metrics and policies, we believe that our working capital is sufficient to meet our present needs.

Cash Flows

The tables below set forth our principal sources of cash. Our subsidiaries are not an important source of cash for us and therefore do not significantly affect our ability to meet our cash obligations. No legal, contractual or economic restrictions exist on the ability of our subsidiaries to transfer funds to us in the form of loans or cash dividends as long as they abide by the regulations in the Chilean Corporations Law regarding loans to related parties and minimum dividend payments.

	Nine Months Ended September 30,
	2012	2013
	(in millions of Ch$)
IFRS:
Net cash provided by operating activities	(126,387)	468,621

In the nine months period ended September 30, 2013 the net cash provided by our operating activities increased by approximately Ch$595,008 million as compared to the same period of 2012. This increase was mainly caused by: (i) an increase of Ch$349,252 million as of September 30, 2013 as compared to the same period of 2012 in the inflow from increasing balances of current accounts and other demand deposits, and (ii) a net decrease of Ch$328,587 million in the outflow associated with loans granted to customers and other financial institutions. These factors were partly offset by an increase of Ch$159,937 million in the outflow related to increasing balances of assets held-for-trading.

	Nine Months Ended September 30,
	2012	2013
	(in millions of Ch$)
IFRS:
Net cash used in investing activities	(52,971)	(518,739)

The net cash used in investing activities decreased from a net outflow of Ch$52,971 million during the nine months ended September 30, 2012 to a net outflow of Ch$518,739 million in the same period of 2013. The decrease of Ch$465,768 million was primarily caused by a net increase in the balance of financial assets available for sale that resulted in an outflow of Ch$505,623 million as of September 30, 2013 as compared to an outflow of Ch$31,547 million as of September 30, 2012, due to increasing purchases in 2013.

	Nine Months Ended September 30,
	2012	2013
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) financing activities	(265,765)	317,409

The net cash provided by (used in) our financing activities increased from a net outflow Ch$265,765 million as of September 30, 2012 to a net inflow of Ch$317,409 million as of September 30, 2013. The increase of Ch$583,174 million was mainly due to: (i) a net increase of Ch$641,947 million associated with higher inflows from and lower payments on foreign borrowings, (ii) a net inflow of Ch$429,273 million associated with higher proceeds from bond issuances, and (iii) the completion of the equity offering we started at the end of 2012, which translated into a net inflow of Ch$134,071 million. These factors were partly offset by a lower inflow of approximately Ch$412,163 million related to lower borrowings from financial institutions, and (ii) Ch$240,300 million of higher redemption of bond issuances.

Borrowings

Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the short-term portion of any long-term borrowings.

	As of September 30, 2012			As of September 30, 2013
IFRS:	Long-term	Short-term	Total	Long-term	Short-term	Total
	(in millions of Ch$)
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	28	—	28	11	—	11
Other borrowings from the Central Bank	—	—	—	—	—	—
Borrowings from domestic financial institutions	—	—	—	—	121	121
Borrowings from foreign institutions	172,649	951,820	1,124,469	132,804	743,311	876,115
Debt issued:
Bonds	2,006,404	—	2,006,404	3,081,495	—	3,081,495
Commercial paper (short-term bonds)	—	104,197	104,197		133,546	133,546
Subordinated bonds	744,105	—	744,105	748,922	—	748,922
Mortgage finance bonds	123,738	—	123,738	92,922	—	92,922
Other financial obligations	57,711	89,843	147,554	52,697	122,270	174,967

Total other interest bearing liabilities	3,104,635	1,145,860	4,250,495	4,108,851	999,248	5,108,099

The Bank was in material compliance with its debt instruments during 2012 and 2013.

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other borrowings. The Central Bank provided credit lines for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. These credit lines are linked to the UF index and carried an average real annual interest rate of (0.53)% as of September 30, 2013. The maturities of the outstanding amounts are as follows:

As of September 30, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	11
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term (Credit lines for renegotiation of loans)	11
Total short-term (Other Central Bank borrowings)	—

Total Central Bank borrowings	11

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. We currently do not have any outstanding borrowings from domestic financial institutions.

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 0.88% as of September 30, 2013. The outstanding maturities of these borrowings as of September 30, 2013 were as follows:

As of September 30, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	101,072
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	31,732
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	132,804
Total short-term(1)	743,311

Total foreign borrowings	876,115

(1)	Includes borrowings with maturities that were originally more than one year but which as of September 30, 2013 had remaining maturities of less than one year.

Bonds

Our bonds are denominated in local currency or, if denominated in foreign currency, are linked to the UF index through hedge-accounting derivative instruments, which carried an average real annual interest rate of 3.26% as of September 30, 2013. The bonds are intended to finance loans that have a maturity of more than one year.

The maturities of bonds as of September 30, 2013 were:

As of September 30, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	259,761
Due after 1 year but within 2 years	168,057
Due after 2 years but within 3 years	420,864
Due after 3 years but within 4 years	352,222
Due after 4 years but within 5 years	343,441
Due after 5 years	1,670,696

Total bonds	3,215,041

During the nine months period ended September 30, 2013, Banco de Chile issued bonds in an amount of Ch$1,241,666 million.

Subordinated Bonds

Our outstanding subordinated bonds are linked to the UF index with interest payments due semi-annually. The discount on the issuance of the outstanding subordinated bonds is amortized over the life of the bond. As of September 30, 2013, the effective real interest rate was 4.68%, taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity of more than one year. As of September 30, 2013, the maturities of subordinated bonds, which are considered long-term, were:

As of September 30, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	39,310
Due after 1 year but within 2 years	24,791
Due after 2 years but within 3 years	133,292
Due after 3 years but within 4 years	24,543
Due after 4 years but within 5 years	24,283
Due after 5 years	502,703

Total subordinated bonds	748,922

During the nine months period ended September 30, 2013, Banco de Chile issued subordinated bonds in an amount of Ch$3,596 million.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and thirty years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 3.93% as of September 30, 2013.

The maturities of mortgage finance bonds as of September 30, 2013 were:

As of September 30, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	24,078
Due after 1 year but within 2 years	16,013
Due after 2 years but within 3 years	12,435
Due after 3 years but within 4 years	9,524
Due after 4 years but within 5 years	7,726
Due after 5 years	23,146

Total mortgage finance bonds	92,922

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies.

Capital Expenditures

For information on our capital expenditures, see Item 4. Information on the Company—History and Development of the Bank—Capital Expenditures” in our 2012 Annual Report.

DIVIDENDS AND DIVIDEND POLICY

Dividend Policy

The dividends on our shares are proposed by our board of directors and are approved by our shareholders at the annual ordinary shareholders’ meeting following the year with respect to which the dividends are proposed. Our annual ordinary shareholders’ meeting is held in the first four months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Under the General Banking Law, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years, (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law.

Dividends payable to holders of our ADSs are net of conversion expenses of the depositary and are subject to Chilean withholding tax currently at the rate of 35%, subject to certain credits. Owners of our ADSs are not charged any fees with respect to cash or stock dividends.

Pursuant to current Chilean foreign exchange regulations, a shareholder who is not a resident of Chile does not need to be authorized as a foreign investor in order to receive dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile, but the investor must inform the Central Bank about any such transactions and must remit foreign currency through the Formal Exchange Market. See “Exchange Rates and Exchange Rate Controls” for additional information on how ADS holders may remit currency outside Chile.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares for: (i) the Selling Shareholder, (ii) each person or entity who is known by us to own beneficially more than 5% of our outstanding shares or controls more than 5% of our voting power and (iii) our directors and our executive officers, as a group. Unless otherwise indicated, the address for each of our principal and selling shareholders listed below, including our directors and executive officers, is c/o: Banco de Chile, Paseo Ahumada 251, Santiago, Chile. The other tables below set forth certain information regarding outstanding voting rights in Banco de Chile.

	Shares owned prior to the global offering		Shares owned after completion of the global offering(1)
Name of shareholder	Number	%(2)	Number	%
SAOS(3)	28,593,701,789	30.69%	28,593,701,789	30.69%
SM-Chile S.A.	12,138,543,602	13.03	12,138,543,602	13.03
LQIF and LQ-SM(4)	30,507,364,293	32.74	23,807,364,293	25.55
Jacob Ergas(5)	5,523,534,678	5.93	5,523,534,678	5.93
Directors and executive officers as a group	20,057,213	0.02	20,057,213	0.02
Other shareholders	16,391,842,416	17.59	23,091,842,416	24.78

Total	93,175,043,991	100.00%	93,175,043,991	100.00%

(1)	Assumes the sale of all shares subject to the global offering and no purchases by our principal shareholders or the Selling Shareholder in the global offering.
(2)	Percentages are based on 93,175,043,991 shares outstanding as of January 28, 2014.
(3)

SM-Chile S.A. beneficially owns 100% of SAOS. Our shares owned by SAOS (which are all pledged as collateral in favor of the Central Bank to secure repayment of indebtedness to the Central Bank) possess economic rights that belong to the Central Bank, although the voting rights, pursuant to the by-laws of both SAOS and SM-Chile S.A., are exercised by the shareholders of SM-Chile S.A., at the Bank’s shareholders’ meetings.

(4)	LQIF and Inversiones LQ-SM S.A. (“LQ-SM”) hold 47.13% and 11.11%, respectively, of SM-Chile S.A.’s total shares. The total percentage ownership of LQIF and LQ-SM in SM-Chile S.A. was calculated by adding the total number of shares of LQIF and LQ-SM, as shareholders of record, divided by the total number of shares issued by SM-Chile S.A. LQIF and LQ-SM do not beneficially own all of our shares owned by SM-Chile S.A. because SM-Chile S.A. has, as of January 27, 2014, a total of 18,127 shareholders. LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares. An affiliate of Citigroup Global Markets Inc. is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF. As of January 27, 2014, members of the Luksic family or their affiliates beneficially owned 81.4% of the common shares of Quiñenco S.A. Andrónico Luksic C. and Jean Paul Luksic F. are members of our board of directors.
(5)	Mr. Jacob Ergas holds his shares through Ever I Bae SpA, Ever Chile SpA and Inversiones Aspen Ltda., which are holding companies under his control. Mr. Jacob Ergas has not been a member of the board since March 2011 when Mr. Jorge Ergas was appointed director of the board. Mr. Jacob Ergas and Mr. Jorge Ergas are father and son.

	Voting rights in Banco de Chile prior to the global offering		Voting rights in Banco de Chile after completion of the global offering
Name of Shareholder	Number	%	Number	%
LQIF and LQ-SM	54,425,305,837	58.41%	47,725,305,837	51.22%
Jacob Ergas	5,523,534,678	5.93	5,523,534,678	5.93
Directors and executive officers as a group	41,498,001	0.04	41,498,001	0.04
Other shareholders	33,184,705,475	35.62	39,884,705,475	42.81

Total	93,175,043,991	100.00%	93,175,043,991	100.00%

	Voting rights of LQIF in Banco de Chile prior to the global offering
Ownership	Shares owned by LQIF	Voting ratio	LQIF voting shares as a result of the application of the voting ratio	Voting rights of LQIF in BCH (%)
Direct ownership of BCH shares	30,353,093,809	1.00000000	30,353,093,809	32.58%
Shares SM-A	—	3.38337827	—	0.00
Shares SM-B	5,497,274,771	3.38337827	18,599,360,004	19.96
Shares SM-D	223,364,308	3.38337827	755,725,946	0.81
Shares SM-E	—	1.00000000	—	0.00

Total LQIF in BCH	36,073,732,888		49,708,179,759	53.35%

	Voting rights of LQIF in Banco de Chile after the global offering
Ownership	Shares owned by LQIF	Voting ratio	LQIF voting shares as a result of the application of the voting ratio	Voting rights of LQIF in BCH (%)
Direct ownership of BCH shares	23,653,093,809	1.00000000	23,653,093,809	25.39%
Shares SM-A	—	3.38337827	—	0.00
Shares SM-B	5,497,274,771	3.38337827	18,599,360,004	19.96
Shares SM-D	223,364,308	3.38337827	755,725,946	0.81
Shares SM-E	—	1.00000000	—	0.00

Total LQIF in BCH	29,373,732,888		43,008,179,759	46.16%

	Voting rights of LQ-SM in Banco de Chile prior to and after the global offering
Ownership	Shares owned by LQ-SM	Voting ratio	LQ-SM voting shares as a result of the application of the voting ratio	Voting rights of LQ-SM in BCH (%)
Direct ownership of BCH shares	154,270,484	1.00000000	154,270,484	0.17%
Shares SM-A	377,528,973	3.38337827	1,277,323,324	1.37
Shares SM-B	971,080,384	3.38337827	3,285,532,270	3.53
Shares SM-D	—	3.38337827	—	0.00
Shares SM-E	—	1.00000000	—	0.00

Total LQ-SM in BCH	1,502,879,841		4,717,126,077	5.06%

ORDER BOOK AUCTION

The shares will be sold through an order book auction on the Santiago Stock Exchange by means of a book auction (subasta de un libro de órdenes), in compliance with Chilean law and the rules of the Santiago Stock Exchange. All orders of shares made by prospective purchasers, including by the international underwriters for purposes of the international offering, must be placed through an authorized Chilean broker under Chilean law, as further described below. The shares awarded to the international underwriters in this book auction will be eligible for deposit in our ADR facility, subject to the terms of our Deposit Agreement, pursuant to which the ADRs will be issued. See “Underwriting (Conflicts of Interest).”

Sales of large blocks of shares in the Santiago Stock Exchange are normally conducted in one block through a book auction. This auction procedure sorts purchase orders by price in descending order and awards the offered shares, at a single price, to the cumulative demand that satisfies the conditions set forth in advance by the seller.

The terms and conditions of the offer are set forth by the seller acting through one or more stockbrokers. Banchile Corredores de Bolsa S.A. and Larrain Vial S.A. Corredora de Bolsa (the “Chilean placement agents”) will serve as the stockbrokers in connection with the auction of our shares in the contemplated book auction. These conditions may include a minimum price and the creation of specific demand segments based on objective criteria (e.g. type of investors and order size). All the purchase orders entered into the system are compiled by the Santiago Stock Exchange in a single cumulative order book, which will be delivered to the Chilean placement agents. Based on such order book (libro de órdenes), the stock broker will determine whether the offer was successful or not. The offer must be declared successful if the competitive demand (i.e., orders with a price equal to or above the minimum price (if there is one)) plus the demand at market exceeds the number of shares offered and complies with the conditions established for each of the segments. The order book will remain open for purchase offers for the time previously defined by the Selling Shareholder, which in no case may be less than two exchange business days. During this period, purchase orders may be amended or redeemed. Chilean stockbrokers receiving purchase orders from non-institutional investors will require certain safeguards from their clients, such as securities in rem for an amount that can vary between 10% and 50% of the purchase order (depending on the amount of the order), cash, or otherwise as prescribed by the Santiago Stock Exchange. In the case of institutional investors, the Chilean placement agents will only verify that the operation is conducted within the limits applicable to such institutional investor.

If the offer is declared successful and includes different demand segments, the offer price cannot be set below 90% of the price at which cumulative competitive demand (i.e., all orders with a price, regardless of demand segment, sorted in descending order) is equal to the total shares offered. With the overall demand information received from the Santiago Stock Exchange, the Chilean placement agents together with the international underwriters will make a price and allocation recommendation to the Selling Shareholder. Once the Selling Shareholder makes its determination with respect to price and allocation, the Chilean placement agents will inform the Santiago Stock Exchange of the offering price and the allocation of the offering among the demand segments. In the case that the offer does not include different demand segments, the Chilean placement agents will inform the Santiago Stock Exchange of the offering price.

The offer is then allocated within the respective demand segments or segment among those orders that have a price equal to or above the offer price and orders at market. On the day following the allocation, prior to the opening of the stock market in Chile, the Santiago Stock Exchange will formally award the offered shares through a special auction and will communicate the final allocation of shares to all participating brokers. Once the shares have been formally awarded, the international underwriters will confirm orders to international investors based on the offering price and the number of shares awarded to the international underwriters in the book auction, which shares will be delivered in the form of ADSs.

We expect that delivery of the shares will be made against payment therefor on the second business day following the formal award of the shares to prospective investors pursuant to the order book auction. The settlement of the shares will be made in book entry form through the facilities of the Depósito Central de Valores S.A. Payment for the shares will be required to be made in Chilean pesos.

TAXATION

Chilean Taxation

The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service (“Chilean IRS”) and other applicable regulations and rulings, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in shares of our common stock by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (such an individual or entity is referred to herein as a “Foreign Holder”). For purposes of Chilean tax law, an individual holder is a resident of Chile if such person has resided in Chile for more than six months in one calendar year or for a total of six months in two consecutive tax years. In addition, an individual is considered domiciled in Chile in case he or she resides in Chile with the actual or presumptive intent of staying in the country. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS ABOUT THE CHILEAN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on circulars, rulings, regulations, interpretations and other official documents issued by the National Director or Regional Directors of the Chilean IRS, but Chilean tax authorities may change these circulars, rulings, regulations, interpretations and other official documents prospectively. As of the date hereof, the income tax treaty between Chile and the United States dated February 4, 2010 has not yet been ratified in Chile and, as a result, is not currently in force.

Cash Dividends and Other Distributions

Cash dividends we pay with respect to shares of our common stock held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities (the “Withholding Tax”). A credit against the Withholding Tax is available based on the corporate income tax we actually paid (if any) on the income to which the dividend is attributed according to the provisions of the Chilean Income Tax Law and interpretations of the Chilean IRS (referred to herein as the “First Category Tax”);

however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If we register net income (book profits) but taxable losses, no credit against the Withholding Tax will be available.

In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. Currently, the First Category Tax rate has been permanently increased to 20% for 2012 and future years, but the rate has varied in previous years from 10% to 17%, so the correct First Category Tax Rate should be determined upon distribution (in addition, a proposal has recently been introduced to increase this rate to 25% over four years (1.25% in each of 2014 to 2017)). In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder as a consequence of a hypothetical distribution of 30% of our consolidated net income after payment of the First Category Tax, assuming a Withholding Tax rate of 35%. The second column assumes an effective First Category Tax rate of 17% and the actual payment of such First Category Tax at that 17% rate, and the third column assumes an effective First Category Tax rate of 20% and the actual payment of such First Category Tax at that 20% rate:

The Company’s taxable income	100.00	100.00
First Category Tax (20% of Ch$100)	(17)	(20)
Net distributable income	83.00	80.00
Dividend distributed (30% of net distributable income)	24.9	24.0
First category increase	5.1	6.0
Withholding Tax (35% of the sum of Ch$24.9 dividend plus Ch$5.1 First Category Tax paid)	(10.5)	(10.5)
Credit for 20% of First Category Tax	5.1	6.0
Net tax withheld	(5.4)	(4.5)
Net dividend received	19.5	19.5

Effective dividend withholding rate	21.69%	18.75%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

(Withholding Tax rate) - (First Category Tax effective rate)

1 - (First Category Tax effective rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained taxable profits for purposes of determining the rate of First Category Tax that we paid. The effective rate of Withholding Tax to be imposed on dividends we pay will vary depending upon the amount of First Category Tax we paid (if any) on the earnings to which the dividends are attributed, according to the provisions of the Chilean Income Law. The effective Withholding Tax rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax rate was 15%, will be 23.53%. For 2002, the First Category Tax rate was 16.0%, which results in an effective rate of 22.62%. In 2003, the First Category Tax rate was 16.5%, which results in an effective rate of 22.16%, and from 2004 to 2010, the First Category Tax rate was 17%, which resulted in an effective rate of Withholding Tax of 21.69%. For 2011, the First Category Tax rate is 20.0%, which is expected to result in an effective rate of 18.75%. For 2012, the First Category Tax rate was permanently changed to 20%, so the effective rate would be 18.75%.

For dividends attributable to our profits during years when the First Category Tax was 10% (before 1991), the effective rate will be 27.8%. However, whether the First Category Tax is 10%, 15%, 16%, 16.5%, 17%, 18.5% or 20%, the effective overall combined tax rate imposed on our distributed profits will be 35%. Whether the First Category Tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits would be 35%. Nevertheless, in the case that the retained taxable profits or exempted profits as of December 31 of the year preceding a dividend are not sufficient to attribute to such dividend, we will make a withholding of 35% of the amount that exceeds those retained taxable or exempted profits granting a provisional credit equivalent to the applicable First Category Tax rate. In case such provisional credit is determined to be totally or partially not applicable at the end of the year, due to the fact that retained taxable or exempted profits were not enough to cover the distribution made, Foreign Holders shall reimburse the Company for the provisional credit that was totally or partially granted over non-taxable or exempted profits.

Dividend distributions made in kind would be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends and the distribution of preemptive rights are not subject to Chilean taxation.

Capital Gains

Gain recognized on a sale or disposition of shares of our common stock (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such shares of common stock) may be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if:

•	the Foreign Holder has held the shares of our common stock for less than one year since exchanging ADSs for the shares of our common stock;

•	the Foreign Holder acquired and disposed of the shares of our common stock in the ordinary course of its business or as a habitual trader of shares; or

•	the Foreign Holder and the purchaser of the shares of our common stock are “related parties” or has an interest in the latter within the meaning of Article 17, Number 8, of the Chilean Income Tax Law.

In all other cases, gain on the disposition of shares of our common stock will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax, as sole income tax (currently levied at a rate of 20%) and no withholding tax will apply. The sale of shares of our common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the total (sale price) amount, without any deduction, paid to, remitted to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax, as a sole tax. The above is applicable unless the gain subject to taxation can be determined, in which case the withholding will be equal to the the First Category Tax rate on the gain, or (ii) 35% of the total amount less an amount equivalent to the First Category Tax rate, resulting in a current overall withholding of 15% (from the sale price) without any deduction, paid to, remitted to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the general tax regime, that is, the First Category Tax, and the Withholding Tax, with a credit of the First Category Tax already paid. The above is applicable unless the gain subject to taxation can be determined, in which case the withholding will be equal to the applicable withholding tax rate 35% on the gain. In either scenario, the Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due in April of the following year upon filing its corresponding tax return.

Gain recognized in the sale of shares of common stock that are publicly traded and have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the shares of common stock are sold (i) on a Chilean stock exchange authorized by the SVS, (ii) within the process of a public tender of shares of common stock governed by Title XXV of the Chilean Securities Market Law, or (iii) as a result of the contribution of securities into a mutual fund under the provisions of Article 109 of the Chilean Income Tax Law.

The shares of common stock must also have been acquired (i) on a Chilean stock exchange authorized by the SVS, (ii) within the process of a public tender of shares of common stock governed by Title XXV of the Chilean Securities Market Law, (iii) in an initial public offer of shares of common stock resulting from the formation of a corporation or a capital increase of the same, (iv) in an exchange of public offered securities convertible into shares, or (iv) as a result of the redemption of securities subject to the provisions of Article 109 of the Chilean Income Tax Law. Shares of common stock are considered to have a high presence in the stock exchange when they:

•	are registered in the securities registry;

•	are registered in a Chilean stock exchange; and

•	have an adjusted presence equal to or above 25%, or have a “Market Maker”.

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1000 UFs (U.S.$43.7 million) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value.

In order to have a “Market Maker,” the Company must execute an agreement with at least one broker that fulfills the following requirements: (i) the broker can be qualified as a Market Maker, (ii) the agreement must be for at least 180 days, (iii) the broker must keep a daily record of sales and purchases of shares of the Company for no less than 500 UFs each, and the price difference between each such transaction cannot exceed 3% of the purchase price of such shares, and (iv) both the Company and the broker inform the market, through the relevant stock exchange, 30 days in advance of any termination of this agreement.

Capital gains obtained in the sale of shares of common stock that are publicly traded and have a high presence in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by “foreign institutional investors” such as mutual funds and pension funds, provided that the sale is made on a Chilean stock exchange authorized by the SVS or within the process of a public tender of shares of common stock governed by Title XXV of the Chilean Securities Market Law. To qualify as a foreign institutional investor, an entity must be formed outside of Chile, not have a domicile in Chile, and must be at least one of the following:

•

a fund that offers its shares of common stock or quotas publicly in a country with investment grade public debt, according to a classification performed by an international risk classification entity qualified as such by the SVS;

•

a fund registered with a regulatory agency or authority from a country with investment grade public debt, according to a classification performed by an international risk classification entity qualified as such by the SVS, provided that its investments in Chile constitute less than 30% of the value of its total assets, including certificates issued abroad representing Chilean securities, such as ADRs of Chilean companies;

•

a fund whose investments in Chile represent less than 30% of the value of its total assets, including certificates issued abroad representing Chilean securities, such as ADRs of Chilean companies, provided that not more than 10% of the equity of the fund or the rights to the profits of the fund taken as a whole are directly or indirectly owned by Chilean residents;

•

a pension fund that is formed exclusively by individuals that receive pensions out of the accumulated capital in the fund or which main purpose is to finance the establishment or increase of pensions of individuals, provided such pension fund is subject to the control or surveillance of the relevant regulatory authorities in its home country;

•	a Foreign Capital Investment Fund regulated by Law No. 18,657, in which case all quota holders shall be foreign residents or domestic institutional investors; or

•

any other foreign institutional investor that complies with the requirements set forth in general regulations for each category of investor, provided a previous report on the subject matter has been issued by the SVS and the Chilean IRS.

The foreign institutional investor must not directly or indirectly participate in the control of the corporations issuing the securities it invests in, nor possess or participate directly or indirectly in 10% or more of the capital or the profits of such issuers, except for investment in quotas issued by mutual funds governed by Decree Law No. 1,328 of 1976.

Another requirement for the exemption is that the foreign institutional investor must execute a written contract with a bank or a stock broker incorporated in Chile. In this contract, the bank or stock broker must undertake to execute purchase and sale orders, verify, at the time of the remittance, the applicability of a tax exemption or that the applicable tax withholding has been made. Furthermore, the bank or stock broker is obligated to inform the Chilean IRS about the transactions and remittances it performs and to register with the

Chilean IRS by means of a sworn statement. This sworn statement should include the following information: (i) that the foreign institutional investor complies with the requirements set forth by the Chilean income tax law or the regulations issued in this regard; (ii) that the foreign institutional investor does not have a permanent establishment in Chile; and (iii) that the foreign institutional investor will not participate in the control of the entities in which securities it has invested. Additionally, the statement must include the identification of the representative of the fund manager or institution making the investment, and an indication of the bank in which the foreign currencies were liquidated, the source and the amount of such currencies.

However, a bill has recently been introduced in the Chilean legislature to repeal the exemption for foreign institutional investors, so this exemption may no longer be applicable in 2014.

The tax basis of shares of common stock received in exchange for ADRs will be the acquisition value of the shares of common stock on the date of exchange duly adjusted for local inflation. The valuation procedure set forth in the deposit agreement, which values shares of common stock which are being exchanged at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date the exchange is recorded, will determine the acquisition value for this purpose. Consequently, the surrender of ADRs for shares of our common stock and the immediate sale of these shares for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile, provided that the sale of the shares of our common stock is made on the same date on which the exchange of ADRs for these shares is recorded.

In the case where the sale of the shares is made on a day that is different from the date on which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean IRS issued Ruling No. 3,708 whereby it allowed the Chilean issuers of ADSs to amend the deposits agreements to which they are parties in order to include a clause stating that, in the event that the exchanged shares are sold by the ADSs’ holders on a Chilean Stock Exchange, either on the same date on which the exchange is recorded in the shareholders registrar of the issuer or within the two business days prior to said date, the acquisition price of such exchanged shares shall be the price registered in the corresponding invoice issued by the stock broker that participated in the sale transaction. Consequently, because we have included this clause “Withdrawal of Deposited Securities” of the Amendment No. 1 of the deposit agreement, dated February 1, 2011, the capital gain that may be generated if the shares received in exchange for the ADSs are sold within two days prior to the date on which the exchange is recorded, will not be subject to taxation.

The exercise of preemptive rights relating to the shares of our common stock will not be subject to Chilean taxation. Any gain on the sale of preemptive rights relating to the shares of our common stock will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

The main actors in the international custody business (the Bank, Santander and Itau) are currently discussing the possibility of applying article 107 (a tax exemption) to certain shares of Chilean companies that flow back to Chile from ADR programs. These shares have historically been subject to differing tax treatment because of differing interpretations of current tax laws. All investors or potential investors in our shares should consult their professional tax advisors regarding the potential effects of these and other tax laws and regulations.

Other Chilean Taxes

Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares of our common stock by a Foreign Holder will generally apply to the transfer at death or by gift of the shares of common stock by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by Foreign Holders of shares of common stock.

Withholding Tax Certificates

Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of the Withholding Tax (net of the applicable First Category Tax).

United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of shares of our common stock, as well as the ownership and disposition of ADSs received pursuant to a deposit into the ADR facility of shares of our common stock, by a beneficial owner that is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current U.S. Treasury regulations to be treated as a U.S. person). For purposes of this discussion, we refer to these owners of ADSs or shares of our common stock as “U.S. Holders.” If a partnership holds ADSs or shares of our common stock, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. A prospective investor that is a partnership or a partner in a partnership holding ADSs or shares of our common stock should consult its own tax advisors.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a U.S. Holder’s decision to acquire ADSs or shares of our common stock. In particular, this discussion is directed only to U.S. Holders that will hold ADSs or shares of our common stock as capital assets (generally, property held for investment) and it does not address the Medicare tax on net investment income or any special U.S. federal income tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (“U.S. Code”), such as banks, brokers or dealers in securities or currencies, traders in securities electing the mark-to-market method of accounting, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships, holders that own or are treated as owning 10% or more of our voting shares of our common stock, persons holding ADSs or shares of our common stock as part of a hedging, conversion or other integrated transaction or a straddle, persons subject to the alternative minimum tax or U.S. Holders whose functional currency is not the U.S. dollar. Prospective investors are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership of ADSs or shares of our common stock by consulting their own tax advisors.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. Please see the discussion under “—Passive Foreign Investment Companies” below.

The statements of U.S. federal income tax laws set out below are based on the laws in force as of the date hereof and may be subject to changes in U.S. federal income tax law occurring after that date, including changes that may have retroactive effect.

ADRs

A U.S. Holder who deposits shares of our common stock into the ADR facility, receiving ADSs in return, will be treated for U.S. federal income tax purposes as the beneficial owner of the underlying shares of our common stock represented by those ADSs and evidenced by ADRs. Deposits and withdrawals of shares of our common stock by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Companies,” distributions of cash or property (other than shares of our common stock, if any, distributed pro rata to all of our shareholders, including holders of ADSs) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to ADSs or shares of our common stock, including the net amount of the Chilean income tax withheld on the distribution (after taking into account the credit for the first category tax), will be includible in gross income as ordinary income on the date on which the U.S. Holder receives the dividends, in the case of shares of our common stock, or the date the depositary receives the dividends, in the case of ADSs. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess amounts will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in the shares of our common stock and, thereafter, as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends paid in Chilean pesos generally will be includible in gross income in a U.S. dollar amount calculated by reference to the spot market exchange rate in effect on the date the U.S. Holder receives the dividends, in the case of shares of our common stock, or the date the depositary receives the dividends, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received which are converted into U.S. dollars after they are received.

Dividends paid to corporate U.S. Holders with respect to ADSs or shares of our common stock will not be eligible for the dividends received deduction allowed to corporations under the U.S. Code. Under current law, dividends received by certain non-corporate U.S. Holders with respect to ADSs will be subject to U.S. federal income tax at preferential rates if the dividends constitute “qualified dividend income” for U.S. federal income tax purposes. Dividends paid on the ADSs will be treated as qualified dividend income if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

Based on existing guidance, we do not expect that dividends paid on shares of our common stock will be qualified dividends because shares of our common stock are not readily tradable on an established securities market in the United States and, although a comprehensive income tax treaty between Chile and the United States has been signed, such treaty is not currently in force.

Subject to generally applicable limitations and conditions under the U.S. Code (including a minimum holding period requirement), Chilean income tax withheld from dividends (after taking into account the credit for the first category tax, when it is available) may be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If the amount of Chilean income tax initially withheld from a dividend is determined to be in excess of a U.S. Holder’s Chilean tax liability, thereby permitting a U.S. Holder to obtain a refund in respect of such excess tax, such excess tax may not be creditable. Dividends paid on the ADSs or shares of our common stock generally will constitute foreign source income, and for purposes of calculating the foreign tax credit, as “passive category income,” for most U.S. Holders. U.S. Holders are not allowed foreign tax credits for income taxes withheld in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial. Alternatively, a U.S. Holder may be able to deduct Chilean income taxes paid with respect to dividends on our shares of common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Taxation of Capital Gains or Losses

Subject to the discussion below under “—Passive Foreign Investment Companies,” gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of ADSs or shares of our common stock generally will be capital gain or loss and generally will be long-term capital gain or loss if the shares of our common stock have been held for more than one year. The amount of gain or loss realized will be the difference between (i) the amount realized on the sale, exchange or other taxable disposition of ADSs or shares of our common stock over (ii) the U.S. Holder’s adjusted tax basis in such ADSs or shares of our common stock. Long-term capital gain realized by certain U.S. Holders (including individuals) generally is eligible for favorable rates of U.S. federal income tax. The deductibility of capital losses is subject to significant limitations under the U.S. Code.

The initial tax basis of shares of our common stock purchased by a U.S. Holder generally will be the U.S. dollar value of the Chilean pesos denominated purchase price determined on the date of purchase. If shares of our common stock are treated as being traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the cost of such shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service (the “U.S. IRS”). If a U.S. Holder converts U.S. dollars to Chilean pesos and immediately uses the currency to purchase shares of our common stock, such conversion generally will not result in taxable gain or loss to the U.S. Holder.

With respect to the sale, exchange or other taxable disposition of shares of our common stock, the amount realized by a U.S. Holder generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder or (2) the date of disposition in the case of an accrual basis U.S. Holder. If shares of our common stock are treated as being traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Any gain or loss realized by a U.S. Holder on such a sale, exchange or other taxable disposition of shares of our common stock generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If Chilean income tax is withheld on such sale, exchange or other taxable disposition (see “Taxation—Chilean Tax Considerations—Capital Gains”), a U.S. Holder generally would not be able to utilize foreign tax credits in respect of such Chilean income tax unless the U.S. Holder has other income from foreign sources, for purposes of the foreign tax credit limitation rules. Alternatively, a U.S. Holder may be able to deduct Chilean income taxes paid with respect to a disposition of shares of our common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the shares of our common stock.

Passive Foreign Investment Companies

Special U.S. federal income tax rules apply to U.S. persons owning ADSs or common shares of a PFIC. A foreign corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account.

Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. An exception, however, is provided for income derived in the active conduct of a banking business (the “Active Bank Exception”). The application of the Active Bank Exception to banks is unclear under present U.S. federal income tax law. The U.S. IRS has issued a notice and has proposed U.S. Treasury regulations which have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the Active Bank Exception. Based on our current estimates of our gross income and gross assets, the nature of our business and our interpretation of the proposed U.S. Treasury regulations and notice relating to the Active Bank Exception, we do not expect to be classified as a PFIC for our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurances in this regard, however, because the application of the relevant rules is complex and involves some uncertainty. The PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules. In addition, the relevant U.S. Treasury regulations addressing the Active Bank Exception may not be finalized in their current form, and our PFIC status may be impacted if and when these U.S. Treasury regulations are finalized. Moreover, our business plans may change, which may affect the PFIC determination in future years.

If we are treated as a PFIC for any year, U.S. Holders may be subject to adverse tax consequences upon a sale, exchange or other disposition of ADSs or shares of our common stock, or upon the receipt of certain “excess distributions” (generally distributions in excess of 125% of the average distribution over the shorter of a three-year period or the U.S. Holder’s holding period for shares of our common stock) from us. In this event, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to ADSs or shares of our common stock, as described below, any gain realized on a sale or other taxable disposition of ADSs or shares of our common stock or excess distributions would be treated as realized ratably over the U.S. Holder’s holding period for such ADSs or shares of our common stock, and amounts allocated to prior years during which we were a PFIC would be taxed at the highest tax rate in effect for each such year. An additional interest charge may apply to the portion of the U.S. federal income tax liability on such gain or distribution treated under the PFIC rules as having been deferred by the U.S. Holder. Amounts allocated to the taxable year in which the sale or excess distribution occurs and to any year before we became a PFIC would be taxed as ordinary income in the taxable year in which the sale or excess distribution occurs. If we were a PFIC, certain subsidiaries and other entities in which we have a direct or indirect interest may also be PFICs (“Lower-tier PFICs”). Under attribution rules, U.S. Holders would be deemed to own their proportionate shares of Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such U.S. Holder had not received the proceeds of those distributions or dispositions.

If we are treated as a PFIC, the rules described in the foregoing paragraph can be avoided by a U.S. Holder that makes a “mark-to-market” election. A U.S. Holder may make a mark-to-market election for ADSs or shares of our common stock (but not for the shares of any Lower-tier PFIC) if such ADSs or shares of our common stock constitute “marketable stock” as defined in the U.S. Treasury regulations. ADSs and shares of our common stock will be marketable stock if they are regularly traded on a “qualified exchange or other market” within the meaning of the U.S. Treasury regulations. The ADSs are listed on the NYSE, and will qualify as regularly traded on an established securities market so long as they are so listed. No assurance can be given, however, that our common stock will be considered regularly traded on an established securities market. In particular, it is unclear whether the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange would meet the requirements for a “qualified exchange or other market.” A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the ADSs or shares of our common stock had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its ADSs or shares of our common stock as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of ADSs or shares of our common stock would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s adjusted tax basis in its ADSs or shares of our common stock will be increased by the amount of income inclusion and decreased by the amount of deductions under the mark-to-market rules. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our Lower-tier PFICs, and the mark-to-market election generally would not be effective for such Lower-tier PFICs.

The rules described in the second preceding paragraph can also be avoided by a U.S. Holder that elects to treat us as a “qualified electing fund.” However, this option generally will not be available to U.S. Holders because we do not intend to provide the information necessary for U.S. Holders to make such election.

A U.S. Holder that owns ADSs or shares of our common stock during any taxable year that we are treated as a PFIC generally would be required to file U.S. IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to ADSs or shares of our common stock, the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the reporting requirements on U.S. IRS Form 8621 to their particular situation.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, ADSs or shares of our common stock to a U.S. Holder generally will be subject to the information reporting requirements of the U.S. Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the U.S. IRS.

In addition, U.S. Holders may be required to comply with certain reporting requirements, including filing a U.S. IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to the holding of certain foreign financial assets, including stock of foreign issuers, either directly or through certain foreign financial institutions, if the aggregate value of all such assets exceeds U.S.$50,000. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to ADSs or shares of our common stock and the application of these reporting requirements to their particular situations.

HOLDERS OF ADSs OR SHARES OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE CHILEAN, U.S. FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF OUR COMMON STOCK, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAX LAWS.

UNDERWRITING (CONFLICTS OF INTEREST)

The global offering consists of:

•

an offering of a total of 1,809,000,000 shares in the international offering. The shares awarded to the international underwriters in the subasta de un libro de órdenes will be eligible for deposit in our ADR facility, subject to the terms of the Deposit Agreement; and

•	an offering of a total of 4,891,000,000 shares in Chile in the Chilean offering.

Citigroup Global Markets Inc. (“Citigroup”) is acting as sole global coordinator and joint bookrunner and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual S.A.—Cayman Branch are acting as joint bookrunners of the international offering and as representatives of the international underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each international underwriter named below has severally agreed to purchase, and the Selling Shareholder has agreed to sell to that international underwriter, the number of ADSs set forth opposite the international underwriter’s name.

International Underwriters	Number of ADSs
Citigroup Global Markets Inc.	1,628,100
Merrill Lynch, Pierce, Fenner & Smith Incorporated	542,700
Deutsche Bank Securities Inc.	542,700
Banco BTG Pactual S.A.—Cayman Branch	301,500
Total	3,015,000

The underwriting agreement provides that the obligations of the international underwriters to purchase the shares included in this international offering are subject to approval of legal matters by counsel and to other conditions. The international underwriters are obligated to purchase all the shares in the international offering if they purchase any of such shares. The aggregate amount of shares, including in the form of ADSs, available in the global offering will be allocated between the international underwriters and the Chilean placement agents taking into account the orders received in the global offering.

BTG Pactual US Capital LLC will act as agent of Banco BTG Pactual S.A.—Cayman Branch for sales of the common shares or ADSs in the United States. Banco BTG Pactual S.A.—Cayman Branch is not a broker-dealer registered with the SEC, and, therefore may not make sales or any common shares or ADSs in the United States to any U.S. persons.

In a process known as the subasta de un libro de órdenes, all of the shares in the global offering will be sold through a book auction on the Santiago Stock Exchange. In compliance with Chilean law and the rules of the Santiago Stock Exchange, the order book will remain open for purchase offers for the time previously defined by the Selling Shareholder, which in no case may be less than two exchange business days (the “Offer Period”). To purchase shares for purposes of the international offering, the international underwriters will participate in the book auction through the Chilean placement agents.

At the commencement of the Offer Period, acting through the Chilean placement agents, the Selling Shareholder will register this global offering of shares of our common stock with the Santiago Stock Exchange and such registration will specify the offering characteristics and conditions (the “Offer Conditions”). In order to minimize arbitrage on the Offer Conditions, all or part of those characteristics and conditions may be declared confidential (“Confidential Conditions”) by the Chilean placement agents in accordance with notifications previously given to the Santiago Stock Exchange. The Confidential Conditions will be disclosed once the pricing and allocation process is finalized.

On the business day that the order book closes, the purchase price and allocations of the shares will be determined by the Selling Shareholder, based on the demand for the shares and certain other discretionary matters. On the business day immediately following the closing of the order book, the Chilean placement agents, through the Santiago Stock Exchange, will formally award the shares to those prospective purchasers who have complied with the Offer Conditions by process of the special auction described above. Pursuant to requirements under Chilean law, the Chilean placement agents, on the Selling Shareholder’s behalf, will deliver the shares against payment therefor on the second business day following the formal award of these shares to prospective purchasers pursuant to the special auction procedure. The shares are expected to be ready for delivery through the book-entry system of the Depósito Central de Valores S.A. Déposito de Valores on or about January 31, 2014, which is T+2.

The shares awarded to international underwriters will be deposited by the Chilean placement agents, on the Selling Shareholder’s behalf, with JPMorgan Chase Bank, N.A., the depositary (the “Depositary”) under the Deposit Agreement and the Depositary will issue the ADSs representing the shares so deposited.

ADSs sold by the international underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. The underwriting fee is equal to the public offering price per ADS less the amount paid by the international underwriters to the Selling Shareholder per ADS. The underwriting fee is U.S.$1.41 per ADS. If all of the ADSs are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

The Selling Shareholder has agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus supplement, it will not, without the prior written consent of Citigroup, (I) offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Selling Shareholder or any affiliate of the Selling Shareholder (other than the Company) or any person in privity with the Selling Shareholder or any affiliate of the Selling Shareholder (other than the Company)), directly or indirectly, or file (or participate in the filing of) a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any shares or ADSs or any securities convertible into or exercisable or exchangeable for, shares or ADSs (“Lock-up Securities”); or publicly announce an intention to effect any such transaction, until 180 days after the date of the underwriting agreement, other than shares disposed of as bona fide gifts; (II) instruct any directors of the Company to approve or publicly announce an intention to effect, until 180 days after the date of the underwriting agreement, (A) any motion to hold an extraordinary meeting of the Company’s shareholders (Junta Extraordinaria de Accionistas) relating to any capital increase by the Company by means of the offering of any Lock-up Securities except for the issuance of shares as dividends to the Company’s shareholders in the ordinary course of operations, or (B) the issuance of any Lock-up Securities, except for the issuance of shares as dividends to the Company’s shareholders in the ordinary course of operations; (III) exercise or publicly announce an intention to exercise its right to request the Company’s board of directors to call an extraordinary meeting of the Company’s shareholders (Junta Extraordinaria de Accionistas) pursuant to Article 58 No. 3 of the Chilean Corporation Laws (Articulo 58 No. 3 de la Ley 18.046 de Sociedades Anonimas) relating to any capital increase by the Company by means of the offering of any Lock-up Securities until 180 days after the date of the underwriting agreement; or (IV) vote or publicly announce an intention to vote in favor of any proposed capital increase by the Company by means of any offering of Lock-up Securities until 180 days after the date of the underwriting agreement, except for the issuance of shares as dividends to the Company’s shareholders in the ordinary course of operations. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The ADSs are listed on the New York Stock Exchange under the symbol “BCH” and the shares are listed on the Chilean Stock Exchanges under the symbol “CHILE”. The ADSs are also listed on the London Stock Exchange under the symbol “BODD”.

The following table shows the underwriting discounts and commissions that the Selling Shareholder is to pay in connection with the global offering.

	Paid by the Selling Shareholder
Per ADS	U.S.$	1.41
Per share	U.S.$	0.0023
Total	U.S.$	15,749,131

The Selling Shareholder estimates that the total expenses of this offering will be U.S.$2,850,000.

Until the distribution of the ADSs is completed, SEC rules may limit international underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of our ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the international offering, the international underwriters may purchase and sell ADSs in the open market. Purchases and sales of ADSs in the open market may include short sales and purchases to cover short positions, which may include purchases pursuant to stabilizing purchases.

•	Short sales involve secondary market sales by the international underwriters of a greater number of ADSs than they are required to purchase in the international offering.

•	Covering transactions involve purchases of ADSs in the open market in order to cover short positions.

•	Stabilizing transactions involve bids to purchase ADSs.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the international underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The international underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the international underwriters commence any of these transactions, they may discontinue them at any time.

We expect to deliver the ADSs against payment for the ADSs on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the second business day following the date of the pricing of the ADSs. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade ADSs on the date of pricing will be required, by virtue of the fact that the ADSs initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest

The international underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The international underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the international underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments.

Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the international underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these international underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The international underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Quiñenco S.A. directly and indirectly owns 50% of LQIF and an affiliate of Citigroup Global Markets Inc., owns 50% of LQIF, and as a result, an affiliate of Citigroup Global Markets Inc. will receive a portion of the net proceeds from this offering. Accordingly, Citigroup Global Markets Inc. is deemed to have a “conflict of interest” within the meaning of Rule 5121 of FINRA, and any offering made pursuant to this prospectus and any supplement thereto in which Citigroup Global Markets Inc. participates will be conducted in accordance with Rule 5121. Citigroup Global Markets Inc. will not confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

Pursuant to the terms of the Framework Agreement, Citigroup Inc. may name up to five of the 11 permanent members of our board of directors (such number to be reduced by the number of directors appointed by minority shareholders), including the vice chairman solely in the event that a permanent director proposed by Citigroup Inc. gets appointed. Even in this circumstance, Quiñenco S.A. would still be entitled to appoint a majority of our board of directors. Citigroup Inc. has appointed Francisco Aristeguieta Silva and Raul Anaya Elizalde to our board of directors in accordance with such corporate governance rights. Citigroup Inc. also has the power to propose the appointment of certain of our executive officers (including our chief financial officer) and at least one representative on our directors/audit committee. Substantially similar provisions are contained in the Shareholders Agreement. Pursuant to the Amendments, Citigroup Inc. maintains its right to appoint five of the permanent members of our board of directors, except that in the event our minority shareholders appoint five permanent directors and thus no person proposed by Citigroup Inc. can be appointed as a permanent director then, Citigroup Inc. shall have the right to appoint two alternate directors. See “Prospectus Supplement Summary—Recent Developments—Amended Agreements.”

We and the Selling Shareholder have agreed to indemnify the international underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international underwriters may be required to make because of any of those liabilities, as provided in the underwriting agreement.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ADSs described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any international underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the international underwriters with a view to the final placement of the ADSs as contemplated in this prospectus supplement. Accordingly, no purchaser of the ADSs, other than the international underwriters, is authorized to make any further offer of the ADSs on behalf of the sellers or the international underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the ADSs described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the ADSs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The ADSs offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the ADS has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the ADSs for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The ADSs to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

VALIDITY OF SECURITIES

The validity of the ADSs will be passed upon for us and the Selling Shareholder by Shearman & Sterling LLP, New York, New York. Certain legal matters will be passed upon for the international underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. Certain legal matters as to Chilean law will be passed upon for us by Carey y Cía Ltda., Santiago, Chile, for the Selling Shareholder by Noguera, Larraín & Dulanto, Santiago, Chile, and for the international underwriters by Claro & Cia., Santiago, Chile.

EXPERTS

Our consolidated financial statements appearing in our 2012 Annual Report (Form 20-F), for the year ended December 31, 2012, and the effectiveness of our internal control over financial reporting as of December 31, 2012, have been audited by Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

SHARES OF COMMON STOCK

SHARES OF PREFERRED STOCK

DEBT SECURITIES

GUARANTEED DEBT SECURITIES

We may offer and sell, from time to time, in one or more offerings, the securities covered by this prospectus.

We may offer and sell the securities covered by this prospectus to or through underwriters, dealers and agents, or directly to purchasers on a continuous or delayed basis. We will provide the specific terms and prices of the securities that we may offer in supplements to this prospectus or other offering materials. The prospectus supplements or other offering materials may also add to, update or change information contained in this prospectus. This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement or other offering materials. You should read this prospectus and any applicable prospectus supplement or other offering materials carefully before you invest in the securities.

Our shares of common stock are listed on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaiso Stock Exchange, which we refer to collectively as the “Chilean Stock Exchanges.” Our shares of common stock in the form of American depositary receipts are listed on the New York Stock Exchange in U.S. dollars under the symbol “BCH” and in the form of Units, on the Latibex in Euros.

Investing in our securities involves risks. You should carefully read the risks that are described in the “Risk Factors” section of our Annual Reports on Form 20-F filed with the Securities and Exchange Commission and in any applicable prospectus supplement or other offering materials before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 10, 2011.

As used in this prospectus, “Banco de Chile,” “the Bank,” “we,” “our” and “us” mean Banco de Chile and its consolidated subsidiaries.

ABOUT THIS PROSPECTUS

The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus, any prospectus supplement, or any other offering materials or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information. We are not making an offer of any securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement, any other offering materials as well as the information contained in any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a security.

This prospectus is part of an “automatic shelf” registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” (as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”)) using a “shelf” registration process. This prospectus provides you with a general description of the securities we may offer. Each time we sell or issue securities, we will provide a prospectus supplement or other offering materials that will contain specific information about the terms of that specific offering of securities and the specific manner in which they may be offered. The prospectus supplement and any other offering materials may also add to, update or change any of the information contained in this prospectus. The prospectus supplement and any other offering materials may also contain information about any material U.S. federal income tax considerations relating to the securities described in the prospectus supplement or other offering materials. You should read this prospectus, the applicable prospectus supplement and any other offering materials, together with the additional information described under “Where You Can Find More Information” before making an investment decision. This prospectus may not be used to sell our securities unless it is accompanied by a prospectus supplement, pricing supplement or other offering materials.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site (www.sec.gov) or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We are an SEC registrant subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly, file with, or furnish to, the SEC certain reports and other information. As a foreign private issuer, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Chile, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Such documents are also available to the public from the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future annual reports on Form 20-F filed with the SEC pursuant to the Exchange Act, until we complete our offerings of the securities:

•	our Annual Report on Form 20-F for the year ended December 31, 2009, filed on June 29, 2010, which we refer to as our “2009 Annual Report;” and

•	our report on Form 6-K, furnished to the SEC on March 10, 2011.

All annual reports we file with the SEC pursuant to the Exchange Act on Form 20-F after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the SEC by identifying in such Form that it is being incorporated by reference into this prospectus.

You may request, orally or in writing, a copy of any filings referred to above, excluding exhibits, other than those specifically incorporated by reference into the documents you request, at no cost, by contacting us at the following address: Banco de Chile, Attention: Investor Relations, at Paseo Ahumada 251, Santiago, Chile, telephone: +56 (2) 2653-3554.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual results may differ materially from our expectations. In many cases, we include a discussion of the factors that are most likely to cause forward-looking statements to differ from actual results together with the forward-looking statements themselves.

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward looking statements is contained under “Forward-Looking Statements” in our 2009 Annual Report, which is incorporated in this prospectus by reference (and will be contained in any of our annual reports for a subsequent year that are so incorporated). See “Where You Can Find More Information” above for information about how to obtain a copy of our 2009 Annual Report.

In light of the factors described in our 2009 Annual Report and the other factors described in this prospectus, the future events anticipated therein and herein might not occur at all or may occur differently than as described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

THE COMPANY

Banco de Chile

We were founded in 1893, and we have been, for much of our recent history, among the largest and most profitable Chilean banks in terms of return on assets and equity in Chile. We are engaged primarily in commercial banking in Chile, providing traditional banking services to our diversified customer base that includes corporations and individuals.

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market, providing a powerful value proposition to our customers.

According to the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks”), as of December 31, 2010, we were the second largest privately-owned bank in Chile in terms of total loans with a market share of 19.2%, the largest provider of commercial loans with a market share of 20.4%, the second largest provider of consumer loans with a market share of 22.1%, the second largest privately-owned bank in terms of residential mortgage loans with a market share of 14.9% and the largest privately-owned bank in terms of current accounts and demand deposits balances with a market share of 22.8%.

As of December 31, 2010 we had:

•	total assets of Ch$18,276,464 million (approximately U.S.$39,021 million);

•	total loans of Ch$14,377,995 million (approximately U.S.$30,698 million);

•	total deposits of Ch$12,144,149 million (approximately U.S.$25,929 million) of which Ch$4,446,181 million (approximately U.S.$9,493 million) correspond to current account and demand deposits; and

•	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$1,694,325 million (approximately U.S.$3,617 million).

We deliver our services to our customers through the following four principal business segments:

We provide our retail customers with credit cards, residential mortgage loans, consumer loans and automobile financing loans, as well as traditional deposit services, such as current accounts, savings accounts and time deposits. Our banking services for wholesale customers include commercial loans (including working capital lines and trade finance), foreign exchange, capital markets services, cash management and non-credit services, such as payroll and payment services, as well as a wide range of treasury, financial advisory and risk management products.

More recently, we have complemented our products and services by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile. This strategic alliance allowed us to nearly double our customer base in consumer finance (as our Consumer Finance Division absorbed the operations of Corporación Financiera Atlas S.A., Citibank Chile’s consumer division) and enhance our relationship with multinational companies that operate in Chile. In addition, our partnership with Citigroup Inc., an internationally well-known brand name, enabled us to broaden the scope of financial services that we offer to our customers through the addition of global financial services and other benefits. As a result of this partnership, we entered into a global connectivity agreement, which has supported the creation of (i) an international personal banking area, responsible for optimizing the access to financial services outside of Chile to our local retail customers, (ii) a global transactional services area, responsible for executing local and international cash management services, as well as custody and foreign trade assistance for our wholesale business segment, and (iii) an enhanced investment banking area, responsible for providing financial advisory services and access to global capital markets to our Chilean corporate customers.

In addition to our traditional banking operations, through our subsidiaries and affiliates we offer a variety of non-banking financial services including securities brokerage, mutual fund management, investment banking services, factoring, insurance brokerage, securitization, collection and sales services.

We are headquartered in Santiago, Chile, and as of December 31, 2010 had approximately 14,000 employees and delivered financial products and services through a nationwide distribution network of 422 branches, and 1,976 ATMs, that are part of a larger ATM network operated by Redbanc S.A. (a company owned by us and 12 other private sector financial institutions) that comprises more than 6,141 ATMs.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, including capital expenditures.

DESCRIPTION OF SHARES OF OUR COMMON STOCK

Please note that in this section entitled “Description of Shares of Our Common Stock,” reference to “Banco de Chile,” “we,” “our” and “us” refer only to Banco de Chile as the issuer of the securities and not to Banco de Chile’s consolidated subsidiaries. This section summarizes all the material terms of shares of our common stock, including summaries of certain provisions of our by-laws and applicable Chilean law in effect on the date of this prospectus. They do not, however, describe every aspect of our shares of common stock, our by-laws or Chilean law. References to provisions of our articles of association are qualified in their entirety by reference to the full by-laws in Spanish, an English translation of which has been filed as an exhibit to the registration statement relating to this prospectus.

General

The number of our outstanding shares as of December 31, 2010, was 82,551,699,423 shares, without par value (which includes 73,834,890,472 shares of common stock and 8,716,808,951 shares of common stock of the “Banco de Chile-S” series which resulted from the merger of Citibank Chile with and into us). Our board of directors has convened an extraordinary shareholders’ meeting for March 17, 2011 in order to, among other matters, cancel all of our shares of common stock “Banco de Chile-S” series and replace them with an identical number of our shares of common stock. As of March 4, 2011, shares of our common stock and shares of our common stock of the “Banco de Chile-S” series became identical for all legal purposes and fully fungible, and the latter became also eligible to be deposited into our American depositary receipts (“ADRs”) facility. Our shares of common stock are listed for trading on the Chilean Stock Exchanges, on the New York Stock Exchange in connection with the registration of ADRs and on Latibex in the form of Units. Our market capitalization as of the same date was Ch$5,696,067,260,187 (U.S.$12,161,469,053). As of December 31, 2010, Banco de Chile had 13,734 holders of shares of common stock registered in Chile, including JPMorgan Chase Bank, N.A. as depositary of our American depositary share program. As of December 31, 2010, there were a total of 15 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our board of directors, elects the board of directors and approves any other matter that does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on March 25, 2010. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the voting shares or by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) previously determined by the shareholders at the annual ordinary meeting or, in the event of failing agreement in the previous meeting or disappearance or suspension of such newspapers, in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Superintendency of Banks and the Chilean Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares. If a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

•	a change in corporate form, spin-off or merger;

•	an amendment of the term of existence, if any, and our early dissolution;

•	a change in corporate domicile;

•	a decrease of corporate capital previously approved by the Superintendency of Banks, provided it is not reduced below the legal minimum capital;

•	a decrease in the number of directors previously approved by the Superintendency of Banks;

•	the approval of contributions and appraisal of properties other than cash, in those cases where it is permitted by the General Banking Act;

•	the amendment of authority of the general shareholders’ meeting or the restriction of the authority of the board of directors;

•

the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the implementation or amendment of any business plan that contemplates the transfer of more than 50.0% of the corporate assets or the transfer of 50.0% or more of the assets of a subsidiary if such subsidiary represents at least 20% of our assets, as well as transfer of shares of such subsidiary which will make it lose such status;

•	a change in the manner of distribution of profits established in the by-laws;

•	those set forth in the by-laws, if any;

•	any non-cash distribution in respect of the shares;

•	the repurchase of our shares of stock under the conditions set forth in articles 27A and 27B of the Chilean Corporations Law (Law 18,046);

•	the correction of nullity, caused by formal defects of any amendments to our by-laws referred to above; or

•	approval or confirmation of transactions with related parties, as set forth in articles 44 and 147 of the Chilean Corporations Law (Law 18,046).

Shareholders may accumulate their votes for the election of directors and cast all of their votes in favor of one person.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine our books and those of our subsidiaries within the 15-day period before the ordinary annual meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders holding a prescribed minimum investment must be sent an Annual Report of the bank’s activities which includes audited financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of the bank’s Annual Report. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

The Chilean Corporations Law provides that a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, the comments and proposals made by the directors’ committee, and whenever shareholders representing 10.0% or more of the issued voting shares so request, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of an open stock corporation convenes an ordinary annual shareholders’ meeting and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by the directors’ committee and shareholders owning 10.0% or more of the company’s voting shares who have requested that such comments and proposals be so included.

Only shareholders registered as such with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed. Each share represents one vote and there are no special classes of shares with different rights. Our by-laws do not include any condition that is more significant than required by law to change the right of shareholders.

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. The investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s by-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on a stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital).

Article 22 of the Chilean Corporations Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

Approval of Financial Statements

Our board of directors is required to submit our audited financial statements to the shareholders annually for their approval. The approval or rejection of such financial statements is entirely within our shareholders’ discretion. If our shareholders reject our financial statements, our board of directors must submit new financial statements not later than 60 days from the date of such rejection. If our shareholders reject our new financial statements, our entire board of directors is deemed removed from office and a new board of directors is elected at the same meeting. Directors who individually approved such rejected financial statements are disqualified for re-election for the ensuing period.

Registrations and Transfers

We act as our own registrar and transfer agent, as is customary among Chilean companies. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

Dividend, Liquidation and Appraisal Rights

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30.0% of their earnings as dividends.

In the event of any loss of capital, no dividends can be distributed so long as such loss is not recovered. Also, no dividends of a bank above the legal minimum can be distributed if doing so would result in the bank exceeding its ratio of risk-weighted assets to regulatory capital or total assets.

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid, and they accrue interest.

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “Preemptive Rights and Increases of Share Capital.” A dividend entitlement lapses after 5 years and the funds go to the Chilean Treasury.

In the event of our liquidation, the holders of fully paid shares would participate equally and pro rata, in proportion to the number of paid-in shares held by them, in the assets available after payment of all creditors. The holders of fully paid shares would not be required to contribute additional capital to us in the event of our liquidation.

In accordance with the General Banking Law, our shareholders do not have appraisal rights.

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the Superintendency of Banks, shareholders of open stock corporations are required to report the following to the Superintendencia de Valores y Seguros de Chile (the Chilean Securities Commission or “SVS”) and the Chilean Stock Exchanges:

•	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, 10.0% or more of an open stock corporation’s share capital; and

•

any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

The foregoing requirements also apply to the acquisition or sale of securities or agreements which price or return depends or is conditioned (all or in a significant part) to changes or movements in the price of such shares. The report shall be made the day following the execution of the transaction.

In addition, majority shareholders must include in their report whether their purpose is to acquire control of the company or if they are making a financial investment. A beneficial owner of ADSs representing 10.0% or more of our share capital will be subject to these reporting requirements under Chilean law.

Under Article 54 of the Chilean Securities Market Law and the regulations of the SVS, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin or as soon as confidential information and documents concerning the target are delivered to the potential acquiror through a filing with the SVS, the stock exchanges where its securities are traded, a notice to the target, the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

In addition to the foregoing, Article 54A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs, as well as on their websites, if any.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the SVS provide that the following transactions must be carried out through a tender offer:

•

an offer which allows a person to take control of a publicly traded company, unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange and (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance or (d) through a forced sale;

•

an offer for a controlling percentage of the shares of a listed company if such person intends to take control of the parent company (whether listed or not) of such listed company, to the extent that the listed company represents 75.0% or more of the consolidated net worth of the parent company; and

•

whenever a controlling shareholder acquires two thirds of the voting shares of a listed company, such controlling shareholder must offer to purchase the remaining shares from the minority shareholders in a tender offer, unless (i) the controlling shareholder has reached two thirds of the voting shares through a tender offer for all of the shares of the company, or (ii) it reaches such percentage as a result of a reduction of the capital of the company by operation of law.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, for a period of 12 months from the date of the transaction in which it gained control of the publicly traded company, a number of shares equal to or greater than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person or group of persons acting (either directly or through other entities or persons) pursuant to a joint action agreement, to direct the majority of the votes at the shareholders’ meetings of the corporation and to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons with an agreement to act jointly that holds, directly or indirectly, at least 25.0% of the voting share capital, unless:

•	another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person;

•

the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital (either directly or pursuant to a joint action agreement); or

•	in cases where the SVS has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

•	a principal and its agents;

•	spouses and relatives within certain degrees of kinship;

•	entities within the same business group; and

•	an entity and its controller or any of the members of the controller.

Likewise, the SVS may determine that a joint action agreement exists between two or more entities considering, among other things, the number of companies in which they participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at extraordinary shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

•	a company and its controller;

•	all the companies with a common controller together with that controller;

•	all the entities that the SVS declares to be part of the business group due to one or more of the following reasons:

•	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

•	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor of such indebtedness;

•

the company is a member of a controlling group of any company of those mentioned in the first two bullets above and there are reasons grounded in ties in the ownership, management or credit liabilities to include it in the business group; or

•

the company is controlled by a member of the controller of any of the entities of the business group if the latter is formed by more than one entity and if there is more than one group of controlling entities and there are reasons grounded in ties in the ownership, management or credit liabilities to include it in the business group.

Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10.0% of the shares of a bank without the prior authorization of the Superintendency of Banks, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the Superintendency of Banks considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

According to Article 35 bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

This prior authorization is only required when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Superintendency of Banks; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger, or expansion may be conditioned on one or more of the following:

•	the bank or banks maintaining regulatory capital higher than 8.0% and up to 14.0% of risk-weighted assets;

•	the technical reserve established in Article 65 of the General Banking Law being applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	the margin for interbank loans be reduced to 20.0% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risks weighted assets for the period specified by the Superintendency of Banks, which may not be less than one year. The calculation of the risk weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

According to the General Banking Law, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law and the regulations issued by the Superintendency of Banks creates the presumption that natural persons who are holders of shares and who beneficially own more than 1.0% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1.0% of the shares. Finally, according to the regulations of the Superintendency of Banks, Chilean banks that issue ADSs are required to inform the Superintendency of Banks if any person, directly or indirectly, acquires ADSs representing 5.0% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis of the General Banking Law provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares must send to the Superintendency of Banks reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the Superintendency of Banks.

There are no limitations for non-resident or foreign shareholders to hold or exercise voting rights on the securities.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a number of shares sufficient to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

We intend to evaluate, at the time of any preemptive rights offering, the practicality under Chilean law and Central Bank regulations in effect at the time of making such rights available to our ADS holders, as well as the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act, and the indirect benefits to us of thereby enabling the exercise by all or certain holders of ADSs of their preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such registration statement. We cannot assure you that any registration statement would be filed. If we do not file a registration statement and no exemption from the registration requirements under the Securities Act is available, the depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of such sale. In the event that the depositary is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain holders of ADSs may receive no value for such rights. Non-U.S. holders of ADSs may be able to exercise their preemptive rights regardless of whether a registration statement is filed. The inability of all or certain holders of ADSs to exercise preemptive rights in respect of shares of common stock underlying such ADSs could result in such holders not maintaining their percentage ownership of the common stock following such preemptive rights offering unless such holder made additional market purchases of ADSs or shares of common stock.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean corporation is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

This section summarizes all of the material provisions of the deposit agreement dated as of November 27, 2001, as amended by Amendment No. 1, dated as of February 1, 2011 pursuant to which the ADRs were issued, among Banco de Chile, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of ADRs. We refer to this agreement, including the amendment thereto, as the “amended deposit agreement.” We do not, however, describe every aspect of the amended deposit agreement, which has been incorporated by reference to the registration statement relating to this prospectus. You should read the amended deposit agreement for a more detailed description of the terms of the ADRs. Additional copies of the amended deposit agreement are available for inspection at the Corporate Trust Office of the depositary, which is presently located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401 Attention: ADR Administration.

American Depositary Receipts

The depositary will issue ADRs evidencing American depositary shares (which we refer to as “ADSs”) pursuant to the amended deposit agreement. Each ADS will represent 600 shares of our common stock, including shares of our common stock and shares of common stock of the “Banco de Chile-S” series. An ADR may represent any number of ADSs. Only persons in whose names ADRs are registered on the books of the depositary will be treated by the depositary and us as holders of ADRs.

Pursuant to the terms of the amended deposit agreement, holders, owners and beneficial owners of ADRs will be subject to any applicable disclosure requirements regarding acquisition and ownership of shares of common stock or ADSs representing shares of our common stock as are applicable pursuant to the terms of our by-laws or Chilean laws, as each may be amended from time to time. See “Description of Shares of Our Common Stock” in this prospectus and “Item 10—Additional Information—Ownership Restrictions” in our 2009 Annual Report on Form 20-F for a description of these disclosure requirements applicable to shares of common stock and the consequences of noncompliance as of the date of this prospectus. The depositary has agreed, subject to the terms and conditions of the amended deposit agreement, to comply with our instructions as to such requirements.

Deposit and Withdrawal of Common Stock

The depositary will execute and deliver to, or upon the written order of, the persons specified in a written order of the depositor, an ADR or ADRs registered in the name of such person or persons for the number of ADSs issuable in respect of such deposit, subject to the terms of the amended deposit agreement and upon the:

•	deposit with the custodian of the required number of shares of common stock accompanied by any appropriate instrument of transfer or endorsement in the form satisfactory to the custodian;

•	delivery of such certifications and payments as may be required by the custodian or the depositary;

•	payment of the required fees, charges and taxes; and

•

if required by the depositary and as applicable, the delivery to the depositary of an agreement or instrument providing full transfer to the custodian or its nominee of any dividend or right to subscribe shares or to receive other property or the proxy or proxies entitling the custodian to vote on the shares.

The execution and delivery of the ADRs will take place at any of the depositary’s designated transfer offices.

The depositary will not accept for deposit any shares of common stock unless it receives evidence of necessary regulatory approvals, if any.

The depositary may issue ADRs against rights to receive shares from us, any registrar, any of our agents, a central clearing agency, or other entity recording share ownership or transactions approved in writing by us. The depositary may issue ADRs against other rights to receive shares only if:

•	such other rights are fully collateralized (marked-to-market daily) with cash or U.S. government securities;

•

each applicant for such ADRs represents in writing that it owns such shares, has assigned all beneficial right, title and interest in such shares to the depositary and will hold such shares for the account of the depositary and will deliver such shares to the custodian as soon as practicable and promptly upon demand;

•	we have not requested the depositary to cease doing so at least two business days in advance of a proposed deposit; and

•

all ADRs issued against rights to receive shares represent no more than 30.0% of the shares actually deposited. The depositary may retain any compensation received by it in connection with these transactions, including, without limitation, earnings on such collateral.

At its discretion, the depositary may deliver the property that the ADR holders surrendering ADRs have the right to receive (other than the certificates representing the shares) at its office. At the request, risk and expense of the ADR holder surrendering ADRs, deposited shares and other proper documents of title may be forwarded from our office in Chile to the depositary’s office for delivery to the surrendering holders. In the event the depositary determines that there is a reasonable possibility that a tax would be imposed upon the withdrawal of shares in exchange for surrendered ADRs, it may require that the withdrawing investor provide satisfactory security to it in an amount sufficient to cover the estimated amount of the tax.

Dividends, Other Distributions and Rights

The depositary is required to convert promptly into U.S. dollars and transfer to the United States all cash dividends and other cash distributions denominated in Chilean pesos (or any other currency other than U.S. dollars) that it receives in respect of the deposited shares, to the extent that it can do so on a reasonable basis and subject to Chilean law. The depositary is also required to distribute the amount received in U.S. dollars to the holders of ADRs upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed by the depositary will be reduced by any amounts to be withheld by us, the depositary or by us acting as custodian, including amounts on account of any applicable taxes and certain other expenses.

If the depositary determines that in its judgment any currency other than U.S. dollars received by it cannot be converted on a reasonable basis and transferred, the depositary may, subject to applicable laws and regulations, distribute such foreign currency received by it or hold such foreign currency (without liability for interest) for the respective accounts of the ADR holders entitled to receive the same.

If we declare a dividend in or free distribution of additional shares, the depositary may (with our approval) and shall (if we so request), distribute to the ADR holders (in proportion to the number of ADSs evidenced by their respective ADRs) additional ADRs evidencing an aggregate number of ADSs that represents the number of shares of common stock received in such dividend or free distribution. Instead of delivering ADRs of fractional ADSs, the depositary will sell the amount of shares represented by the aggregate of such fractions and will distribute the net proceeds to holders of ADRs in accordance with the amended deposit agreement. If additional ADRs (other than ADRs for fractional ADSs) are not so distributed, each ADS shall thereafter also represent the additional shares distributed.

If we offer (or cause to be offered) to the holders of shares any rights to subscribe for additional shares of common stock or any rights of any other nature, the depositary shall, after consultation with us, have discretion:

•	as to the procedure followed to make such rights available to ADR holders;

•	in disposing of such rights for the benefit of such owners and making the net proceeds available in U.S. dollars to holders; or

•

if the depositary may not make such rights available or dispose of such rights and make the proceeds available, allowing the rights to lapse unexercised (without incurring liability to any person as a consequence thereof);

provided that the depositary will, at our request, either:

•

if it determines that it is lawful and feasible to do so, make such rights available to ADR holders by means of warrants or employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such holder; or

•

sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper, and allocate the net proceeds of such sales for the account of the owners of ADRs otherwise entitled upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of an ADR or ADRs or otherwise.

In this regard, we may, in our sole discretion, decide not to register the securities to which such rights relate under the Securities Act where such registration may be required in connection with the offer or sale of such securities. In this case, ADR holders would not be permitted to purchase such securities or otherwise exercise such rights and the depositary would, to the extent possible, dispose of such rights for the account of such holders as provided above. Such a disposal or rights may reduce the equity interest that ADR holders have in us.

If the depositary determines that any distribution of property other than cash (including shares of common stock or rights to subscribe therefor) is subject to any tax or governmental charge that it is obligated to withhold, the depositary may dispose of all or a portion of such property in such amounts and in such manner as it deems necessary and practicable to pay such taxes or governmental charges. The depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the ADR holders.

Upon any split, consolidation, cancellation or any other reclassification of shares of common stock, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, or to which we are a party, any securities that shall be received by the depositary or the custodian in respect of shares shall be treated as newly deposited shares under the amended deposit agreement, and ADSs shall from then on represent the right to receive the securities so received, except when (1) additional ADRs (as in the case of a stock dividend), or (2) the depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Record Dates

The depositary may, after consultation with us if practicable, fix a record date (which shall be as near as practicable to any corresponding record date set by us) for the determination of the holders of ADRs who shall be entitled to receive any distribution on or in respect of deposited securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such holders of ADRs shall be so entitled.

Voting of the Underlying Deposited Securities

When the depositary receives any notice of a meeting of holders of common stock, it will mail to all ADR holders a notice containing:

•	the information included in such notice received by it;

•

a statement that each holder as of a specified record date will be entitled, subject to Chilean law and the provisions of or governing the deposited shares, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited shares represented by ADSs evidenced by such holder’s ADRs; and

•

a statement as to the manner in which each such holder of ADRs may instruct the depositary to exercise any right to vote held by such holder, including instructions to give a discretionary proxy to a person designated by us.

See “Description of Shares of Our Common Stock—Meetings and Voting Rights.” The holders of ADRs at the close of business on the date specified by the depositary are entitled, subject to any applicable provisions of Chilean law, our bylaws or the shares, to instruct the depositary how to exercise the voting rights, if any, pertaining to the shares represented by their ADSs. The depositary will endeavor, insofar as practicable and permitted under Chilean law and the shares, to vote the shares so represented in accordance with any such written instructions of holders of ADRs. The depositary may not itself exercise any voting discretion over any shares. If the depositary does not receive instructions from a holder of ADRs, the depositary shall deem such holder to have instructed it to give discretionary proxy to a person designated by us to vote the underlying shares.

Reports and Notices

The depositary will mail ADR holders any reports and communications received from us that are made generally available to holders of shares of common stock. The depositary will also send to ADR holders copies or summaries of such reports when furnished by us.

On or before the first date notice is given by us, by publication or otherwise, of any meeting or adjournment of a meeting of shareholders or of the taking of any action by shareholders other than at a meeting, or the making of any distribution on or offering of rights in respect of the deposited shares, we will send the depositary a copy of the notice in the form given or to be given to holders of shares. The depositary will arrange for the mailing to all ADR holders of a notice containing the information (or a summary of the information) contained in any notice of a meeting of holders of shares it receives.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and the amended deposit agreement may at any time be amended by agreement between us and the depositary. Any amendment that imposes or increases any fees or charges (other than the fees of the depositary for the execution and delivery or the cancellation of ADRs and taxes and other governmental charges), or that otherwise negatively affects any substantial existing right of ADR holders, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the holders of outstanding ADRs. Every holder of an ADR at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the amended deposit agreement as amended. Except in order to comply with mandatory provisions of applicable law, in no event may any amendment impair the right of any ADR holder to surrender his ADR and receive therefor the shares and other property represented by it.

Whenever so directed by us, the depositary will terminate the amended deposit agreement by mailing notice of such termination to the holders of all ADRs at least 30 days prior to the date fixed in such notice for termination. The depositary may likewise terminate the amended deposit agreement at any time six months after it has delivered to us a notice of its election to resign, provided that a successor depositary shall not have been appointed and accepted its appointment as provided in the amended deposit agreement.

If any ADRs remain outstanding after the date of termination, the depositary will:

•	discontinue the registration of transfer of ADRs;

•	suspend the distribution of dividends to the holders thereof; and

•	not give any further notices or perform any further acts under the amended deposit agreement, except

•	the collection of dividends and other distributions pertaining to the shares of common stock and any other property represented by such ADRs;

•	the sale of rights as provided in the amended deposit agreement; and

•

the delivery of shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

As soon as practicable after the six month anniversary of any date of termination, the depositary shall sell the shares and any other property represented by any ADRs that have not been surrendered and hold the net proceeds in a segregated account, together with any other cash then held, without liability for interest, in trust for the pro rata benefit of ADR holders that have not surrendered their ADRs. After making such sale, the depositary shall be discharged from all obligations to us, except to account for such net proceeds and other cash. Upon termination of the amended deposit agreement, we will also be discharged from all obligations thereunder, except for certain obligations to the depositary and its agents.

Charges of Depositary

Among other fees, the depositary will charge anyone to whom ADRs are delivered and anyone who surrenders ADRs $5.00 per 100 ADSs (or portion thereof) so issued or surrendered.

We will pay certain other charges of the depositary under the amended deposit agreement, except for:

•	stock transfer or other taxes and other governmental charges (which are payable by holders of ADRs or persons depositing shares);

•

cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders of ADRs delivering shares, ADRs or deposited securities (which are payable by such persons or holders);

•

transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or holders of ADRs withdrawing deposited securities);

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency); and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred on behalf of holders of ADRs in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

Liability of Holders for Taxes or Other Charges

If any tax or other governmental charge shall become payable by or on behalf of the custodian or the depositary with respect to an ADR, any deposited securities represented by the ADSs evidenced such ADR or any distribution thereon, such tax or other governmental charge shall be paid by the holder of such security to the depositary. The depositary may refuse to effect any registration, registration of transfer, split-up or combination or, subject to the reasons set forth in General Instruction I.A.(1) of Form F-6 under the Securities Act (as such instructions may be amended from time to time), any withdrawal of such deposited securities until such payment is made. The depositary may also deduct from any distributions on or in respect of deposited securities, or may sell by public or private sale for the account of the holder of such security any part or all of such deposited securities (after attempting by reasonable means to notify the holder of such security prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the holder of such security remaining liable for any deficiency, and shall reduce the corresponding number of ADSs to reflect any such sales of shares.

Transfer of American Depositary Receipts

The ADRs are transferable on the books of the depositary, provided that the depositary may close the transfer books, at any time and from time to time, when deemed expedient by it in connection with the performance of its duties or at our request. The depositary or the custodian may require payment from the person presenting an ADR or the depositor of the shares of a sum sufficient to reimburse it for any tax or other governmental charge, and any stock transfer or registration fee with respect thereto and payment of any applicable fees payable by the holders of ADRs as a condition to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or transfer and withdrawal of shares of common stock.

The depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, shares until it has received such proof of citizenship, residence, exchange control approval, payment of all applicable Chilean taxes or other governmental charges, legal or beneficial ownership or other information as it may deem necessary or proper or as we may require by written request to the depositary. The execution and delivery or transfer of ADRs generally may be suspended during any period when our transfer books or the transfer books of the depositary are closed or if deemed necessary or advisable by us or the depositary. ADR holders may inspect the transfer books of the depositary at any reasonable time, provided that such inspection shall not be for the purpose of communicating with other holders of the ADRs in the interest of a business or object other than our business or a matter related to the amended deposit agreement or the ADRs.

General

Neither we nor the depositary will be liable to the holders of ADRs if prevented or delayed in performing their obligations under the amended deposit agreement by any present or future law, regulation, decree, order or other action of the United States, Chile or any other country, or of any other governmental authority, or by reason of any act of God, war or circumstances beyond their control or in the case of the depositary, any provision of our bylaws or of the securities deposited. Our obligations and those of the depositary are expressly limited to performing their respective duties specified therein without gross negligence or bad faith.

ADS holders are subject to certain provisions of the rules and regulations promulgated under the Exchange Act and to the regulations of the Superintendency of Banks relating to the disclosure of interests in the shares of common stock. Any ADS holder who has or comes to have, directly or indirectly, an interest of 5.0% (or such other percentage as may be prescribed by law or regulation) or more of our outstanding shares must:

•	under the Exchange Act, within 10 days after acquiring such interest and thereafter upon certain changes in such interests, notify us as required by such rules and regulations; and

•

under regulations of the Superintendency of Banks, within 15 days after acquiring such interest, send to us a notarized declaration as to the number of shares and ADSs beneficially owned by it and commit to report to us any subsequent acquisitions of shares or ADSs.

In addition, ADR holders are subject to the reporting requirements contained in Articles 12 and 54 and Titles XV and XXV of the Chilean Securities Market Law and Article 16 bis of the General Banking Law and the ownership limitations of Articles 35 bis and 36 of the General Banking Law (which provisions may apply when a holder beneficially owns or intends to purchase 10.0% or more of our shares or has the intention of taking control of us).

ADS holders who beneficially own more than 1.0% of the shares of common stock are also subject to the presumption created by Article 84 No. 2 of the General Banking Law that such owners are our related parties, and are thus subject to certain restrictions on the amounts and terms of loans made by banks to related parties.

Valuation of Underlying Shares for Chilean Law Purposes

For all purposes of valuation under Chilean law, the acquisition value of the shares of common stock delivered to any holder upon surrender of ADRs shall be the highest reported sale price of the shares on the Santiago Stock Exchange on the day during which the transfer of the shares is recorded under the name of such holder. In the event that no such sale price is reported by the Santiago Stock Exchange during that day, the value shall be deemed to be the highest trade price on the day during which the last trade took place. However, if 30 or more days have elapsed since the last trade, such value shall be adjusted in accordance with the variation of the Chilean consumer price index during the period since such last trade date.

DESCRIPTION OF THE PREFERRED SHARES

We will set forth in the applicable prospectus supplement or other offering materials a description of the preferred shares which may be offered under this prospectus.

DESCRIPTION OF THE DEBT SECURITIES

We will set forth in the applicable prospectus supplement or other offering materials a description of the debt securities which may be offered under this prospectus.

DESCRIPTION OF GUARANTEED DEBT SECURITIES

We will set forth in the applicable prospectus supplement or other offering materials a description of the guaranteed debt securities which may be offered under this prospectus.

PLAN OF DISTRIBUTION

We may sell the securities covered by this prospectus in any of the following three ways (or in any combination):

•	through underwriters, dealers or remarketing firms;

•	directly to one or more purchasers, including to a limited number of institutional purchasers; or

•	through agents.

Any such dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act. Any discounts or commissions received by an underwriter, dealer, remarketing firm or agent on the sale or resale of securities may be considered by the SEC to be underwriting discounts and commissions under the Securities Act.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction, the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement or other offering materials and will include, among other things:

•	the type of and terms of the securities offered;

•	the price of the securities;

•	the proceeds to us from the sale of the securities;

•	the names of the securities exchanges, if any, on which the securities are listed;

•	the name of any underwriters, dealers, remarketing firms or agents and the amount of securities underwritten or purchased by each of them;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any underwriting discounts, agency fees or other compensation to underwriters or agents; and

•	any discounts or concessions which may be allowed or reallowed or paid to dealers.

If underwriters are used in the sale of securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities described in the applicable prospectus supplement will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If dealers acting as principals are used in the sale of any securities, such securities will be acquired by the dealers, as principals, and may be resold from time to time in one or more transactions at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the applicable prospectus supplement or other offering materials with respect to the securities being offered.

Securities may also be offered and sold, if so indicated in the applicable prospectus supplement or other offering materials, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the “remarketing firms,” acting as principals for their own accounts or as our agents, as applicable. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement or other offering materials. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act in connection with the securities remarketed thereby.

The securities may be sold directly by us or through agents designated by us from time to time. In the case of securities sold directly by us, no underwriters or agents would be involved. Any agents involved in the offer or sale of the securities in respect of which this prospectus is being delivered, and any commissions payable by us to such agents, will be set forth in the applicable prospectus supplement or other offering materials. Unless otherwise indicated in the applicable prospectus supplement or other offering materials, any such agent will be acting on a best efforts basis for the period of its appointment.

We may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities to which this prospectus and the applicable prospectus supplement relates from us at the public offering price set forth in the applicable prospectus supplement or other offering materials, plus, if applicable, accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable prospectus supplement or other offering materials, and the applicable prospectus supplement or other offering materials will set forth the commission payable for solicitation of such contracts.

Agents, dealers, underwriters and remarketing firms may be entitled, under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution to payments they may be required to make in respect thereof. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of business.

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, all securities offered by this prospectus, other than our common stock that is listed on the New York Stock Exchange, will be new issues with no established trading market. We may elect to list any of the securities on one or more exchanges, but, unless otherwise specified in the applicable prospectus supplement or other offering materials, we shall not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any securities.

Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

EXPENSES

The following table sets forth the estimated expenses to be paid by us in connection with the filing of this registration statement:

Expenses	Amount
Legal fees and expenses	Ch$	199,312,000
Accounting fees and expenses	Ch$	51,587,520
Total	Ch$	250,899,520

VALIDITY OF THE SECURITIES

The validity of the securities and certain other matters of Chilean law will be passed upon for us by Carey y Cía Ltda.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 20-F for the year ended December 31, 2009 have been audited by Ernst & Young Limitada, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Our consolidated financial statements as of and for the year ended December 31, 2010 appearing in Form 6-K, furnished to the SEC on March 10, 2011, have been audited by Ernst & Young Limitada, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

NOTICES

All notices will be deemed to have been given upon the mailing by first class mail, postage prepaid, of those notices to holders of securities at their registered addresses as recorded in the register of holders of such securities.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are a bank organized under the laws of Chile. Most of our directors and executive officers reside outside the United States (principally in Chile) and substantially all of our assets and the assets of these individuals are located outside the United States. As a result, it may be difficult for you to:

•	effect service of process outside Chile upon us or such persons; or

•	bring an original action against us or our directors and executive officers in the United States or Chile to enforce liabilities based upon the federal securities laws of the United States.

It may also be difficult for you to enforce in Chilean courts judgments obtained in U.S. court against us or our directors and executive officers or other persons named in the Registration Statement, of which this Prospectus is a part, based on civil liability provisions of the federal securities laws of the United States. If a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances, the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant, that the defendant was afforded a real opportunity to appear before the court, that enforcement would not violate Chilean public policy and the judgment being final under the laws of the country in which it was rendered.

In general, the enforceability in Chile of final judgments of U.S. courts does not require retrial in Chile. However, there is doubt as to the enforceability, in original actions in Chilean courts, of liabilities predicated solely on the federal securities laws of the United States and as to the enforceability in Chilean courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, foreign judgments cannot be enforced in any way against properties located in Chile, which, as a matter of Chilean law, are subject exclusively to Chilean law and to the jurisdiction of Chilean courts.

6,700,000,000 Shares

Banco de Chile

Common Stock in the Form of Shares or American Depositary Shares

PROSPECTUS  SUPPLEMENT

Sole Global Coordinator and Joint Bookrunner

Citigroup

Joint Bookrunners

BofA Merrill Lynch	Deutsche Bank Securities	BTG Pactual

January 28, 2014